 As filed with the Securities and Exchange Commission on August 17, 1999

                                                     Registration No. 333-79271
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                      POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                --------------

                             NOVAMED EYECARE, INC.
            (Exact name of registrant as specified in its charter)

                                --------------
         Delaware                    8741                    36-4116193
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification      Identification No.)
     incorporation or             Code No.)
      organization)

980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611, (312) 664-4100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                               STEPHEN J. WINJUM
         Chairman of the Board, President and Chief Executive Officer
980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611, (312) 664-4100 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
      STEVEN V. NAPOLITANO, ESQ.               THOMAS J. MURPHY, ESQ.
         JEFFREY R. PATT, ESQ.                TIMOTHY R.M. BRYANT, ESQ.
         Katten Muchin & Zavis                 McDermott, Will & Emery
  525 West Monroe Street, Suite 1600     227 West Monroe Street, Suite 4400
        Chicago, Illinois 60661                Chicago, Illinois 60606
            (312) 902-5200                         (312) 372-2000
                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [_] .

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: [_] .

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] .

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] .

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_] .

                                --------------

   The Registrant hereby amends this Registration Statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on the date as the Commission, acting pursuant to
Section 8(a), determines.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   This Post-Effective Amendment No. 1 to Form S-1 Registration Statement is being filed to revise our previous disclosure based on (a) a revised amount of shares being offered by us (3,500,000) and our selling stockholders (1,000,000) and (b) a revised price range of $9.00 to $10.00 per share (including a revised midpoint of the range of $9.50).

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Preliminary Prospectus

          , 1999

                     4,500,000 Shares of Common Stock

--------------------------------------------------------------------------------
NovaMed Eyecare, Inc.:     The Offering:


We are an eye care
services company           . We are offering
focused on laser vision      3,500,000 shares.
correction. We own and       Existing stockholders
operate 10 eye surgery       are offering
and laser centers and        1,000,000 shares.
operate two laser
vision correction
centers in five U.S.
regional markets, where
we are affiliated with
83 eye care
professionals.

                           . This is a firm
                             commitment
                             underwriting.

                           . The underwriters have
                             an option to purchase
                             up to an additional
                             675,000 shares from
                             us to cover over-
                             allotments.

Proposed Nasdaq National Market Symbol:

NOVA

                           . This is our initial
                             public offering and
                             no market currently
                             exists for our common
                             stock. We anticipate
                             the price range to be
                             between $9.00 and
                             $10.00 per share.

                           . Closing: August   ,
                             1999.

    -------------------------------------------

                                             Per Share     Total
    ------------------------------------------------------------
     Public offering price                 $              $
     Underwriting fees
     Proceeds to us
     Proceeds to our selling stockholders
    ------------------------------------------------------------

   Investing in our common stock involves risks described in "Risk Factors,"
                              beginning on page 6.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette

             Hambrecht & Quist

                          William Blair & Company

                                       DLJdirect Inc.

  [Photo of Daniel S. Durrie, M.D.           [Daniel S. Durrie, M.D., our
  performing surgery on Stephen J.          National Director of Refractive
               Winjum] Surgery, performing a laser vision correction procedure on Stephen J.
                                          Winjum, our Chairman of the Board,
                                             President and Chief Executive
                                                       Officer]


                          [NovaMed Eyecare, Inc. Logo]


[One of our 10 eye surgery and laser   [Photo of Brodersen-Williams eye care
 centers, located adjacent to one of                  clinic]
 our affiliated eye care clinics in
 the Chicago, Illinois metropolitan
                area]

                               Table of Contents

                                      Page
Prospectus Summary..................    1
Risk Factors........................    6
Company History and Acquisitions....   14
Use of Proceeds.....................   16
Dividend Policy.....................   16
Capitalization......................   17
Dilution............................   18
Selected Consolidated Financial
 Data...............................   19
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   20
Business............................   30

                                      Page
Government Regulation...............   45
Management..........................   50
Certain Transactions................   57
Selling Stockholders................   59
Principal Stockholders..............   60
Description of Securities...........   62
Shares Eligible for Future Sale.....   66
Underwriting........................   68
Legal Matters.......................   70
Experts.............................   70
Where You Can Find More Information.   70
Index to Consolidated Financial
 Statements.........................  F-1

                               ----------------


   NovaMed EyecareSM is our service mark. This prospectus also includes service marks, registered service marks and trademarks of other companies.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this document and does not contain all of the information that you should consider before investing in our common stock. To understand the risks involved in your investment decision, you should carefully read the entire prospectus and the documents to which we refer you.

   Unless otherwise indicated, all share amounts and financial information presented in this prospectus:

  . give effect to the conversion of our convertible preferred stock into our common stock, which will occur automatically upon completion of this offering

  . give effect to the issuance of 1,276,314 shares of common stock upon the exchange of $9.7 million of our subordinated exchangeable promissory notes, based upon an assumed initial public offering price of $9.50 per share

  . assume the underwriters' over-allotment option is not exercised

   We are an eye care services company focused on laser vision correction. We operate in the following metropolitan regions: Chicago, Illinois; Kansas City, Missouri; Louisville, Kentucky; St. Louis, Missouri; and Richmond, Virginia.

   Our revenue has grown at a compound annual rate of 100.5% from $15.9 million in 1996, our first full year of operation, to $63.7 million in 1998. We became profitable in 1997 and from 1997 to 1998 our net income increased from $105,000 to $1.7 million.

   In 1998, the number of laser vision correction procedures performed by our affiliated eye care professionals more than tripled to 5,083 as compared to the prior year. Through the six months ended June 30, 1999, the number of procedures more than doubled from the prior year period to 5,150, which exceeds the number performed during all of 1998.

   We own and operate:

  . 10 eye surgery and laser centers where our affiliated eye care professionals perform laser vision correction and other eye-related surgical procedures

  . an eye-only research organization with an emphasis on laser vision correction that provides clinical and other research services to eye care device, product and pharmaceutical manufacturers

  . an optical services division that sells eye care products and accessories to eye care professionals, including corrective lenses and eyeglasses produced by our three wholesale optical laboratories, and eyeglass frames and contact lenses purchased from manufacturers by our optical products purchasing organization

   We also operate under service agreements two laser vision correction centers where our affiliated eye care professionals perform laser vision correction surgery.

   Generally, we enter into long-term business relationships, or affiliations, with eye care professionals by:
  . acquiring their non-medical assets including equipment, leasehold interests and working capital
  . hiring their non-medical personnel
  . assuming their office leases
  . entering into long-term service agreements with their professional entities

Under these service agreements, we provide business, administrative and financial services to our affiliated eye care professionals and their optical retail outlets in exchange for a management fee.

   To date, we have affiliated with 83 eye care professionals. Our affiliated eye care professionals provide a wide range of eye care services to patients including laser vision correction surgery, basic eye examinations and the diagnosis and treatment of complex eye conditions. Our affiliated eye care professionals currently practice in 45 eye care clinics which are leased and staffed by us. In addition, our affiliated eye care professionals operate 28 optical retail outlets, each of which is located within one of our affiliated eye care clinics, where they sell eyeglasses, contact lenses and other optical products and accessories to patient-consumers.

   Based on data collected by the Vision Council of America, total U.S. eye care spending in 1998 approximated $55 billion. Of this amount, $38.4 billion was spent on health care costs associated with eye and vision conditions and $16.3 billion was spent on eyewear.

   The Vision Council of America estimates that in 1997, 161 million people, representing approximately 60% of the U.S. population, required eyeglasses or contact lenses to correct refractive vision conditions which result from the improper curvature of the cornea. The three most common refractive conditions are:

  . myopia, commonly referred to as nearsightedness

  . hyperopia, commonly referred to as farsightedness

  . astigmatism

   A number of surgical procedures have been developed as alternative means of correcting nearsightedness, farsightedness and astigmatism. The popularity of vision correction surgery has recently increased, primarily as a result of the 1996 introduction of the Laser In-Situ Keratomileusis, or LASIK, procedure. In the LASIK procedure, an ophthalmologist uses an automated microsurgical instrument to peel back a thin layer of corneal tissue which remains hinged to the eye. A number of laser pulses are then applied to the exposed cornea to improve the patient's vision by flattening the cornea, in the case of nearsighted patients, and steepening the cornea, in the case of farsighted patients.

   Spectrum Consulting estimates that in 1998, eye care professionals performed approximately 450,000 laser vision correction surgery procedures in the U.S., representing an increase of 97.4% over the number of procedures performed in 1997. Spectrum Consulting also forecasts that eye care professionals will perform approximately 950,000 and 1.4 million laser vision correction procedures in the U.S. in 1999 and 2000, respectively. Despite this rapid growth, the number of vision correction surgery patients in 1998 represented less than 0.2% of the 161 million people with refractive vision conditions in the U.S.

   In order to pursue this market opportunity, we have focused on building regional clusters of eye surgery and laser centers and affiliated eye care professionals. We build our regional clusters by entering into service agreements with leading ophthalmologists and optometrists in a manner which achieves a hub and spoke configuration of affiliated eye care professionals around our eye surgery and laser centers.

   Our goal is to become the leading laser vision correction services and facilities company in each of our existing and future regional markets. We intend to achieve this goal by continuing to establish contractual affiliations with leading eye care professionals and by implementing a growth strategy which includes the following specific components:

  . continuing to expand our presence in existing regional markets

  . selectively targeting and entering new regional markets

  . providing patient-consumer directed marketing support to our regional clusters of affiliated eye care professionals

  . capitalizing on and expanding our eye-only research organization

  . developing and implementing additional business, administrative and financial services to assist our affiliated eye care professionals in enhancing their laser vision correction procedure growth

   Our principal offices are located at 980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611. Our telephone number is (312) 664-4100. Our website address is www.novamed.com.

                                  The Offering

Common stock offered by us... 3,500,000 shares

Common stock offered by the
 selling stockholders........ 1,000,000 shares

Common stock to be
 outstanding after the
 offering, excluding up to
 6,292,038 additional shares
 reserved for issuance
 pursuant to our 1996 stock
 incentive plan and our 1999
 stock purchase plan......... 23,593,807 shares

Use of proceeds.............. We intend to use the proceeds of this offering to repay all of our bank and subordinated
                              exchangeable debt outstanding following this
                              offering, for working capital and to pursue our
                              laser vision correction strategy through new
                              affiliations, acquisitions and expansion in our
                              existing and future markets. We will not receive
                              any proceeds from the shares sold by the selling
                              stockholders.

Proposed Nasdaq National      NOVA
 Market symbol...............

Risk Factors................. See "Risk Factors," beginning on page 6 for a discussion of factors you should carefully
                              consider before deciding to buy our common
                              stock.

                      Summary Consolidated Financial Data

   You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

   The pro forma earnings per common share data exclude the effect of the accretion of our Series C and Series D convertible preferred stock. The holders of these preferred shares have the right to tender their stock for redemption in 2004 and 2005. Generally accepted accounting principles require us to increase the value of these preferred shares to their fair market value as their fair market value increases, a principle known as accretion. These preferred shares will automatically convert into common stock upon completion of this offering. This conversion will eliminate the redemption rights and the necessity for further accretion. We will record the final charge for accretion upon the completion of this offering.

   The pro forma earnings per common share and the pro forma balance sheet data give effect to:

 . the conversion of our convertible preferred stock into shares of our common stock, which will occur automatically upon the completion of this offering

 . the issuance of 1,276,314 shares of our common stock, assuming an initial public offering price of $9.50 per share, upon the exchange of our subordinated exchangeable promissory notes and the elimination of the interest expense related to these notes

 . with respect to the pro forma balance sheet data only, we will record the discount to the initial public offering price in connection with the exchange of the subordinated exchangeable promissory notes as additional interest expense, net of tax benefit, of approximately $2.0 million. This net amount is reflected here as a decrease in retained earnings.

   The pro forma as adjusted balance sheet data also give effect to the sale of 3,500,000 shares of common stock by us at an assumed initial public offering price of $9.50 per share and the application of the net proceeds from this offering as discussed in "Use of Proceeds."

   See Note 8 to our consolidated financial statements included in this prospectus for details concerning the timing of the retirement of our outstanding subordinated exchangeable promissory notes.

                                                                Six months
                                     Years ended December          ended
                                              31,                June 30,
                                    ------------------------  ----------------
                                     1996     1997    1998     1998     1999
                                     (In thousands, except per share data
                                         and selected operating data)
Statement of Operations Data:
Net revenue.......................  $15,850  $42,408 $63,729  $27,285  $44,862
Operating expenses................   16,679   40,387  58,986   25,559   41,881
                                    -------  ------- -------  -------  -------
Income (loss) from operations.....     (829)   2,021   4,743    1,726    2,981
Other expense.....................       83    1,710   1,373      571    1,040
                                    -------  ------- -------  -------  -------
Income (loss) before income taxes.     (912)     311   3,370    1,155    1,941
Provision for income taxes........      --       206   1,664      570      869
                                    -------  ------- -------  -------  -------
Net income (loss).................  $  (912) $   105 $ 1,706  $   585  $ 1,072
Less--Accretion of Series C and
 Series D convertible preferred
 stock............................      --       --     (739)    (169)  (3,476)
                                    -------  ------- -------  -------  -------
Income (loss) available to Series
 A and Series B convertible
 preferred stock and common stock.  $  (912) $   105 $   967  $   416  $(2,404)
                                    =======  ======= =======  =======  =======
Earnings (loss) per common share:
 Basic............................  $   --   $  0.01 $  0.07  $  0.03  $ (0.17)
                                    =======  ======= =======  =======  =======
 Diluted..........................  $ (0.08) $  0.01 $  0.06  $  0.03  $ (0.17)
                                    =======  ======= =======  =======  =======
Weighted average common shares
 outstanding:
 Basic............................      --     2,178   2,751    2,751    2,471
                                    =======  ======= =======  =======  =======
 Diluted..........................   11,358   17,237  16,003   16,223   14,374
                                    =======  ======= =======  =======  =======
Pro Forma Data:
 Earnings per common share--
  diluted.........................                   $  0.10           $  0.06
                                                     =======           =======
 Weighted average common shares
  outstanding--diluted............                    21,409            22,563
                                                     =======           =======

                                                                    Six months
                                                                       ended
                                        Years ended December 31,     June 30,
                                      ----------------------------- -----------
                                       1996     1997       1998     1998  1999
Selected Operating Data:
Eye surgery and laser centers.......        6       10         10      10    10
Affiliated eye care clinics.........       13       25         45      27    44
Optical retail outlets..............        7       10         27       9    27
Procedures:
 Laser vision correction............      --     1,676      5,083   1,851 5,150
 Cataract...........................    5,308   12,308     15,904   6,766 8,262
 Other eye surgery and laser center
  procedures........................    1,337    7,445      9,837   4,285 6,064
Employees...........................      184      524        744     547   889

                                           As of June 30, 1999
                                      -----------------------------
                                      Actual  Pro Forma As Adjusted
                                             (In thousands)
Balance Sheet Data:
Cash and cash equivalents...........  $   864  $   864   $ 11,737
Total assets........................   71,613   72,043     82,916
Long term debt, excluding current
 portion............................   27,964   18,264         14
Series C and Series D convertible
 preferred stock....................   19,906      --         --
Total stockholders' equity..........   14,223   44,259     73,382

                                  RISK FACTORS

   You should carefully consider the following factors and other information contained in this prospectus before purchasing any of our common stock.

Risks Relating to Our Business

 Our failure to grow, or to manage our growth, could reduce our ability to continue to achieve or sustain profitability

   Our growth strategy is focused on our existing and future regional markets and involves:

  . affiliating with additional eye care professionals through long-term service agreements

  . establishing or acquiring additional eye surgery and laser centers

  . assisting our affiliated eye care professionals in opening new eye care clinics and in offering a broader range of services and products

   Pursuing new eye surgery and laser centers and affiliations with eye care professionals presents us with a variety of challenges. We may not experience an increase in surgical procedures at our existing eye surgery and laser centers or management fees from our affiliated eye care professionals. We may not be able to achieve the economies of scale and patient base, or provide the business, administrative and financial services, required to sustain profitability in our existing and future eye surgery and laser centers or in the clinics of our affiliated eye care professionals.

   If we are unable to successfully implement our growth strategy or manage our growth effectively, our business, financial condition and results of operations, including our ability to achieve and sustain profitability, could be adversely affected.

 Our limited operating history and our dependence on laser vision correction and other refractive surgical procedures make it difficult to predict our future results of operations

   There is limited financial data upon which you can evaluate our future results of operations and our growth prospects. This evaluation should take into account the risks and difficulties frequently encountered by companies early in their development, particularly companies in new and rapidly evolving markets, including the laser vision correction market. We may not be able to successfully address these risks and uncertainties, in which case, our recent results and growth rate may not be indicative of our future results of operations and growth rate.

 If eye care professionals and the general population do not broadly accept laser vision correction and other refractive surgical procedures as alternatives to eyeglasses and contact lenses, a significant source of our historical and future revenue and earnings growth will be limited

   Our profitability and growth will depend upon broad acceptance by eye care professionals and the general population of laser vision correction and other refractive surgical procedures in the United States. Eye care professionals and the general population might not broadly accept laser vision correction surgery because of:

  . the cost of the procedure that, to date, has been paid directly by patients

  . concerns about the safety and effectiveness of laser vision correction, which are partially attributable to some reports of:

    --an increase in the light scattering properties of the cornea during healing

    --undesirable visual sensations produced by bright lights

    --decreases in contrast sensitivity

    --unintended over- or under-corrections

    --decline in corrective effect

    --disorders of corneal healing, corneal scars and corneal ulcers

    --induced astigmatism

  . lack of sufficient long-term follow-up data

  . adverse patient reactions or negative publicity involving patient outcomes

  . availability of alternative methods for correcting vision conditions

   If eye care professionals and the general population do not widely accept laser vision correction and other refractive surgical procedures, a significant source of our historical and future revenue and earnings growth will be limited.

 We may not compete effectively with other eye care services companies that have more resources and experience than us

   Competitors with substantially greater financial, technical, managerial, marketing and other resources and experience may compete more effectively than us. We and our affiliated eye care professionals compete with other businesses, including other eye surgery and laser center companies, hospitals, individual ophthalmologists and optometrists, other surgery and laser centers, eye care clinics and providers of retail optical products. Our wholesale optical laboratories and optical products purchasing organization also face competition on national, regional and local levels. Companies in other health care industry segments, including managers of hospital-based medical specialties or large group medical practices, may become competitors in providing surgery and laser centers as well as competitive eye care related services. Competition for retaining the services of highly qualified ophthalmologists and optometrists and medical, technical and managerial personnel is significant, and we may not be able to help our affiliated eye care professionals identify, hire, train, retain and affiliate with these types of individuals in the future.

 If we find it necessary to reduce prices in response to competition, we could experience reductions in profitability and revenue growth

   The market for providing laser vision correction and other refractive surgery procedures is becoming increasingly competitive. Several eye care companies feature these services as a component of their activities. As laser vision correction and other refractive surgery becomes more prevalent, we expect a greater number of independent ophthalmologists to develop laser vision correction and other refractive surgery practices.

   In the event our competitors offer laser vision correction or other refractive surgery services at lower prices than we and our affiliated eye care professionals do, we may have to lower the prices we charge. If we lower prices, we could experience reductions in our profitability and revenue growth.

 Rapid technological advances may reduce our sources of revenue and our profitability

   Adoption of new technologies that may be comparable or superior to the excimer laser could reduce the amount of the management fees we receive from affiliated professional entities and facility fees we receive from eye care professionals who use our eye surgery and laser centers. Reduction of these sources of revenue could decrease our profitability. In this case, we might have to expend significant capital resources to deploy new technology and related equipment to remain competitive. Our inability to provide access to new and improving technology could deter eye care professionals from affiliating with us or from using our eye surgery and laser centers.

 Our failure to maintain or establish profitable affiliations with a sufficient number of eye care professionals could limit our profitability and revenue growth

   Our success depends upon our ability to establish affiliations with eye care professionals in our existing and future markets. We may not be able to enter into contractual arrangements with ophthalmologists or optometrists on satisfactory terms, and these affiliations may not be profitable for us. In addition, if vision correction technology becomes available to ophthalmologists that is less expensive than the medical equipment currently required for laser vision correction, eye care professionals might have less interest in our services and our eye surgery and laser centers. If we fail to establish or maintain profitable affiliations with a sufficient number of qualified ophthalmologists and optometrists, we could experience reductions in our profitability and revenue growth.

 Loss of the services of ophthalmologists or optometrists could impair our sources of revenue and our ability to grow our business

   Our success depends, in part, on the services of the ophthalmologists and optometrists with whom we affiliate. Our inability to attract and retain eye care professionals could limit our sources of revenue, our ability to grow our business and our ability to expand our research operations. Generally, our affiliated ophthalmologists enter into five year employment agreements with our affiliated professional entities. These agreements generally contain non-compete and non-solicitation covenants and often require the ophthalmologist to pay liquidated damages that are generally in excess of $500,000 in the event that he or she quits prior to the end of the initial term. Our affiliated optometrists enter into employment contracts with our affiliated professional entities which also contain non-compete and non-solicitation covenants. The non-compete and non-solicitation covenants generally preclude the ophthalmologist or optometrist from competing with his or her employer within a specified geographic range, or soliciting the employer's patients or employees, during the employment term and for a one-year period following termination. The damages provisions and restrictive covenants may not effectively deter affiliated eye care professionals from quitting if they elect to pay the liquidated damages or establish a practice outside the geographic scope of the noncompete covenant.

   To date, neither we nor our affiliated professional entities have sought judicial enforcement of any of these restrictive covenants. The enforceability of restrictive covenants of these types will depend upon a variety of equitable factors, including public policy concerns regarding broad restrictions that might limit the availability of medical care. If a court deems the scope or duration of the restrictive covenants or liquidated damages provisions excessive, they may not be enforceable.

 Loss of the services of key management personnel could adversely affect our business

   Our success depends, in part, on the services of key management personnel, including Stephen J. Winjum, our Chairman of the Board, President and Chief Executive Officer; Ronald G. Eidell, our Executive Vice President and Chief Financial Officer; and E. Michele Vickery, our Executive Vice President of Operations. Each of these officers has entered into an employment agreement with us. The terms of these employment agreements, including their non-competition, non-solicitation and confidentiality covenants, are described under the caption "Management--Employment Agreements". We do not know of any reason why we might be likely to lose the services of any of these officers. However, in light of the role that each of these officers has played in our growth to date, if we lost the services of any of these officers, we believe that our business could be adversely affected.

 The nature of our business could subject us to potential malpractice, product liability and other claims

   The provision of eye care services entails the potentially significant risk of physical injury to patients and an inherent risk of potential malpractice, product liability and other similar claims. Our insurance may not be adequate to satisfy claims or protect us or our affiliated eye care professionals and this coverage may not continue to be available at acceptable costs. A partially or completely uninsured claim against us could reduce our earnings and working capital.

 Lack of adequate financing could limit our growth

   Successful implementation of our growth strategy will require continued access to capital. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain capital through additional equity or debt financings. We intend to finance future acquisitions, affiliations and our other strategic initiatives by using a combination of cash, debt and capital stock. However, if our stock does not maintain sufficient value, or is not deemed to be an acceptable form of consideration, we may be required to use more of our cash resources or obtain other financing. Capital may not be available to us for acquisitions, affiliations or other needs. Further, if financing is available, it may not be on terms that are favorable to us or sufficient for our needs.

 Year 2000 compliance issues may expose us to liability, interrupt our ability to conduct business or impair our cash flow if they cause delayed payments on our accounts receivable

   The year 2000 issue relates to computer programs that have time-sensitive hardware and software unable to recognize or to interpret dates beyond the year 1999. This could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions, bill and collect fees or engage in other business activities.

   We have undertaken, but have not yet completed, an assessment of our state of readiness and the potential impact of any year 2000 risks. We have designed our efforts to assess the year 2000 readiness of our significant third party payors, physical facility systems, product and equipment manufacturers and suppliers to determine whether we are vulnerable to the failure of these parties to remediate their own year 2000 issues. We expect to complete the assessment phase of our physical facility systems during the third quarter of 1999, with any necessary remedial action planned during the fourth quarter of 1999. To date, we have spent immaterial amounts to address year 2000 concerns.
However:

  . our assessment that we will not incur material year 2000 compliance costs may prove inaccurate

  . substantial year 2000 compliance expenditures may result from future affiliations or acquisitions

  . precautions that we have taken to protect our business from, or minimize the impact of, the year 2000 issue may not adequately address this issue

  . the systems of other companies, on which our operations rely, including third party payors, may not adequately address the year 2000 issue

   Although not applicable to laser vision correction and other refractive procedures, the patients of our eye surgery and laser centers and affiliated eye care professionals pay a portion of the charges for eye care services with Medicare or third party payor reimbursements. Some private insurance companies also provide partial or full coverage for elective procedures. In the event Medicare or private insurance companies have difficulty processing and paying claims because of year 2000 issues, this could cause our accounts receivable to increase, which could impair our cash flow from operations, causing us to increase our bank borrowings to compensate for the reduction in cash flow and resulting in higher interest expense.

 If a change in events or circumstances causes us to write-off a large portion of intangible assets, our total assets would be reduced significantly and we could incur a substantial charge to earnings

   Our assets include substantial intangible assets in the form of service agreements with our affiliated eye care professionals and goodwill. At June 30, 1999, intangible assets represented approximately 48.7% of pro forma as adjusted total assets and 55.0% of pro forma as adjusted stockholders' equity. The intangible asset value represents the excess of cost over the fair value of the separately identifiable net assets acquired in connection with rights we receive under our service agreements. The value of these assets may not be realized. We regularly evaluate whether events and circumstances have occurred that indicate all or a portion of the carrying amount of the asset may no longer be recoverable, in which case an additional charge to earnings may become necessary. If, during our evaluation, we determine that the undiscounted cash flow from a surgery and laser center or an affiliated practice is not sufficient to recover the unamortized intangible asset, we will reduce the unamortized balance to its realizable amount and incur a corresponding charge to earnings. To date, we have not written off a significant portion of unamortized intangible assets attributable to service agreements or goodwill. If, in the future, we determine that our unamortized intangible assets have suffered an impairment which requires us to write off a large portion of unamortized intangible assets due to a change in events or circumstances, this write off would significantly reduce our total assets and we could incur a substantial charge to earnings.

Risks Relating to Our Industry

 Changes in government regulation and supervision or proposed health care reforms could impair our sources of revenue and limit our ability to grow our business

   We are subject to extensive government regulation and supervision, including:

  . Federal and State:

    --anti-kickback statutes

    --self-referral laws

    --civil false claims acts

  . State:

    --corporate practice of medicine restrictions

    --fee-splitting laws

    --facility license requirements and certificates of need

  . Food and Drug Administration regulation of medical devices, including laser vision correction and other refractive surgery equipment, and pharmaceuticals and related clinical trials

  . Federal Trade Commission guidelines for marketing and promoting laser vision correction and other refractive surgery procedures

   Many of these laws and regulations are subject to varying interpretations, and courts and regulatory authorities generally have provided little clarification. Moreover, state and local laws and interpretations vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately predict interpretations of applicable law, and Federal and state authorities could challenge some of our activities. If any of our activities are challenged, we may have to divert substantial time, attention and resources from running our business to defend our activities against these challenges, regardless of their merit. If we do not successfully defend these challenges, we may face a variety of adverse consequences, including:

  . our affiliated eye care professionals terminating their service agreements or having these agreements rendered unenforceable
  . third party payors terminating their agreements with our affiliated eye care professionals

  . our affiliated eye care professionals losing their eligibility to participate in Medicare or losing other contracting privileges

  .in some instances, civil or criminal fines

Any of these consequences could reduce our revenue growth.

   The regulatory environment in which we and our affiliated eye care professionals operate may change significantly in the future. Numerous legislative proposals have been introduced in Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. health care system. In response to new or revised laws, regulations or interpretations, we could be required to:

  . revise the structure of our relationships with our affiliated eye care professionals or the structure of our management fees

  . incur substantial legal fees, fines or other costs

  . curtail our business activities

Any of these results could impair our sources of revenue and our profitability and limit our ability to grow our business.

 Shortages in supplies of lasers and other surgery-related products and equipment may impair our ability to provide our affiliated eye care professionals with necessary equipment

   There are a limited number of manufacturers of laser vision correction and refractive surgery-related products and equipment. These products and equipment may not be available in the quantities or time frames we require. Any shortages in our supplies of these products may limit our affiliated eye care professionals' ability to sustain or increase their volume of laser vision correction and other refractive surgeries and our ability to open or operate eye surgery and laser centers. This could adversely affect our relationships with our affiliated eye care professionals and result in a reduction of our revenue from management fees and in the utilization levels at our eye surgery and laser centers.

 Litigation in the medical device industry may impair our ability to provide our affiliated eye care professionals with necessary equipment

   The medical device industry, including the eye-related laser equipment sector, has experienced substantial litigation in the U.S. regarding patents and proprietary rights. Any future litigation that relates to equipment we use at our eye surgery and laser centers may impair our ability to provide access to this equipment. Our inability to provide our affiliated eye care professionals with access to this equipment would impair their ability to sustain or increase their volume of laser vision correction or other refractive surgery procedures. This could adversely affect our relationships with our affiliated eye care professionals and result in a reduction of our revenue from management fees and in the utilization levels at our eye surgery and laser centers.

 Medicare and private third-party payor cost containment efforts and reductions in reimbursement rates could reduce our revenue and our cash flow

   We estimate that for the year ended December 31, 1998, government sponsored health care programs, directly or indirectly, accounted for approximately 49% of our total revenue. This includes management fee revenue from affiliated eye care professionals who receive payments from these programs, as well as facility fees we receive directly for eye care professionals' use of our eye surgery and laser centers. This revenue does not include amounts derived from laser vision correction, which is an elective procedure that patient-consumers pay for out-of-pocket.

   The health care industry is experiencing a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and to negotiate reduced payment schedules with health care providers. These trends may result in a reduction from historical levels in per patient revenue received by our eye surgery and laser centers and affiliated eye care professionals. Changes in Medicare payment rates have reduced payments to ophthalmologists and optometrists. Private insurance payments also could be affected to the extent that these insurance companies use payment methodologies based on Medicare rates.

   Reductions in payments to our eye surgery and laser centers and affiliated eye care professionals or other changes in reimbursement for eye care services could reduce our revenue and our cash flow.

Risks Relating to this Offering

 After this offering, approximately 81% of our total outstanding shares will be restricted from immediate resale but may be sold into the market in the future, which could cause our stock price to drop significantly

   After this offering, we will have 23,593,807 shares of common stock outstanding. This includes the 4,500,000 shares being sold in this offering, which may be resold in the public market immediately unless acquired by our affiliates, as that term is defined under the Securities Act of 1933. We refer in this prospectus to these affiliates as "Rule 144 Affiliates" so as to avoid confusion with our use of the term "affiliated eye care professionals." The remaining 19,093,807 shares, which will continue to be held by our existing stockholders, will represent approximately 81% of our shares outstanding after this offering. The holders of these shares will be subject to contractual restrictions on resales of these shares into the public market. We have described these restrictions, which range from 180 days to two years, in more detail under the caption "Shares Eligible for Future Sale".

   The holders of these shares have the right to demand registration of 4,257,238 of these shares and have piggyback registration rights for 18,603,807 shares covering future offerings by us. The holders of 6,650,815 of these shares have agreed to not exercise these registration rights for six months after the date of this prospectus, and the holders of 12,442,992 of these shares have agreed to not exercise these registration rights for one year after the date of this prospectus. These restrictions have been agreed to with the underwriters. However, Donaldson, Lufkin & Jenrette Securities Corporation, on behalf of the underwriters, may waive these restrictions at any time. Rule 144 Affiliates also will be subject to the volume limitations of Rule 144 under the Securities Act.

   As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or if the market perceives that these holders intend to sell shares. This could occur without regard to the performance of our business.

 Any return on your investment in our stock will depend on your ability to sell our stock at a profit

   Some investors favor companies that pay dividends. We have never declared or paid any dividends and our credit agreement prohibits payment of dividends on our common stock. We anticipate that we will not declare dividends at any time in the foreseeable future. Instead we will retain earnings for use in our business. As a result, your return on an investment in our stock likely will depend on your ability to sell our stock at a profit.

 The absence of a prior public market for our stock and possible volatility in our stock price could impair your ability to sell our stock at a profit

   There has been no public market for our common stock. We are applying to list our common stock on the Nasdaq National Market. We do not know whether investor interest will lead to the development of a trading market. If a trading market develops, that market may not be sustained or liquid.

   We will determine the initial offering price for our shares through negotiations with the underwriters. You may not be able to sell your shares at or above this initial offering price. The price at which our shares will trade will depend upon a number of factors, including:

  . our historical and anticipated operating results

  . announcements by us or our competitors

  . changes in financial estimates by securities analysts regarding us, our industry, our suppliers or our competitors

  . conditions and trends in the industries in which we or our competitors compete

  . general market and economic conditions

   In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

 Fluctuations in our quarterly operating results may make it difficult to predict our future results of operations and may cause volatility in our stock price

   Our results of operations have varied and may continue to fluctuate from quarter to quarter. We have a high level of fixed operating costs, including compensation costs and minimum usage commitments on our excimer lasers. As a result, our profitability depends to a large degree on the volume of surgical procedures performed in, and on our ability to utilize the capacity of, our eye surgery and laser centers and on the volume of patients treated in the clinics of our affiliated eye care professionals.

   We experience some seasonality in our operating results during the first calendar quarter. The timing and degree of fluctuations in our operating results will depend on several factors, including:

  . decreases in demand for non-emergency procedures due to severe weather

  . availability or sudden loss of the services of our affiliated eye care professionals

  . availability or shortages of laser and other vision correction surgery-related products and equipment

  . the timing and relative size of acquisitions and affiliations with eye care professionals

   These kinds of fluctuations in quarterly operating results may make it difficult for you to assess our future results of operations and may cause volatility in our stock price.

 Our use of offering proceeds is not subject to a specific plan and may not prove beneficial to us or our stockholders

   We describe our intended uses of the proceeds of this offering under "Use of Proceeds." However, we have not determined exactly how these proceeds will be allocated among the uses we describe, other than with respect to the repayment of all of our outstanding bank and subordinated exchangeable debt outstanding following this offering. Therefore, you must rely on the judgment of our management with respect to the use of the proceeds from this offering not used to repay our bank and subordinated debt. We cannot assure you that management will use these proceeds in a manner that will prove beneficial to us or our stockholders.

 You will incur immediate and substantial dilution

   If you purchase shares of our stock in the offering, you will experience immediate dilution in the net tangible book value of your shares of approximately $8.10 per share assuming an offering price of $9.50 per share. If we issue additional shares of common stock in the future, you will suffer further dilution.

 Provisions of our charter and bylaws, Delaware law and our Rights Agreement could deter takeover attempts

   Provisions of our Restated Certificate of Incorporation, our Bylaws, Delaware law and our Rights Agreement may have the effect of delaying, deterring or preventing a change in control, even if a change in control would be beneficial to you. Members of our board of directors may have interests in a change of control that differ from you. These interests could cause them to resist a change in control that would help you better realize the value of your investment.

 Our existing stockholders will have the ability to control our affairs and to deter a change in control and their interests in a change in control may differ from your interests

   After this offering, our Rule 144 Affiliates and affiliated eye care professionals will own approximately 68% of the outstanding shares of our stock. As a result, if these persons act together, they will have the ability to exercise substantial control over our affairs and to elect a sufficient number of directors to control our board of directors. Because of their relationships with us, many of these persons may have interests in a change in control that differ from your interests.

   For example, our affiliated eye care professionals may have an interest in the quality and nature of management services to be rendered following a change in control. This interest could cause them to resist a change in control that they perceive will result in new, different or less desirable management services being offered to them.

   In addition, our affiliated eye care professionals have agreed not to sell their shares of our stock, subject to some exceptions, for a period of one year from the date of this prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. They also have agreed to specified volume limitations on sales of our stock during the year following the first anniversary of the date of this prospectus. Consequently, the ownership position of our Rule 144 Affiliates and affiliated eye care professionals, as well as the contractual restrictions agreed to by our affiliated eye care professionals, may also have the effect of delaying, deterring or preventing a change in control, even if a change in control would be beneficial to you.

 Our actual results could differ materially from those mentioned in the forward-looking statements contained in this prospectus

   This prospectus contains forward-looking statements which relate to possible future events, industry, demographic and consumer trends and our performance and results of operations. In some cases, you can identify forward-looking statements by our use of words including "may," "will," "should," "anticipates," "believes," "expects," "plans," "intends," "estimates," "projects" and other similar words. All forward-looking statements involve risk and uncertainty. Our actual results could differ materially from those mentioned in the forward-looking statements contained in this prospectus for many reasons, including the risks described above and the occurrence of events described elsewhere in this prospectus.

                        COMPANY HISTORY AND ACQUISITIONS

Corporate Structure

   We were originally organized as a Delaware limited liability company in March 1995 under the name NovaMed Eyecare Management, LLC.

   In connection with a capital infusion from venture capital investors, in November 1996, we formed NovaMed Holdings Inc., an Illinois corporation, to serve as a holding company, responsible for overall strategic planning, with NovaMed Eyecare Management, LLC as an operating subsidiary. In May 1999, NovaMed Holdings Inc. reincorporated as a Delaware corporation and changed its name to NovaMed Eyecare, Inc. In June 1999, we changed the name of our operating subsidiary to NovaMed Eyecare Services, LLC.

Initial Operations

   In September 1995, we began providing various billing and financial services, including clinical operations and practice development services, to six Chicago metropolitan and Northwest Indiana ophthalmology groups:

  . Brodersen-Williams Eye Institute, P.C., in Hammond, Indiana

  . Deschamps Eye Care, P.C., in Merrillville, Indiana

  . Walter I. Fried, Ph.D., M.D., S.C., in Gurnee, Illinois

  . Kirk Eye Center, S.C., in River Forest, Illinois

  . Northshore Eye Associates, Ltd., in Chicago, Illinois

  . Northwest Ophthalmology Associates, S.C., in Arlington Heights, Illinois

   On January 1, 1996, we purchased the nonmedical assets of each of these founding ophthalmology groups. We entered into long-term service agreements with each of these groups in which we agreed to provide a broader range of business, administrative and financial services in exchange for a management fee. We describe these services under "Business--Business Operations--Services and Products". We also acquired four eye surgery and laser centers in these transactions.

Acquisitions and Affiliations

   We acquire eye surgery and laser centers through transactions in which we acquire either all of the stock or substantially all of the assets of the entity owning the center. We generally affiliate with eye care professionals by acquiring substantially all of the nonmedical assets of the professional entity owning the clinic. In some cases, we acquire the capital stock of a corporation previously formed by the eye care professionals to own their nonmedical assets. Nonmedical assets generally include:

  . medical and office equipment

  . computer hardware and software

  . leasehold interests

  . working capital

  . medical and office supplies

  . financial books and records

  . the name of the professional entity owning the center or clinic

   In connection with these acquisitions, we enter into a 40-year service agreement with a professional entity owned by the affiliated eye care professionals. These agreements require us to provide substantially all of the business, administrative and financial services necessary to operate the business functions and affairs of the professional entity. The professional entity is required to retain a sufficient number of ophthalmologists and optometrists to provide professional eye care services to its patients. The eye care professionals retain control of patient treatment decisions. In these affiliations, we require that the professional entity enter into employment agreements with its ophthalmologists and optometrists that generally have five-year initial terms. Typically, these agreements contain restrictions on the eye care professional's ability to compete with the professional entity, and on his or her ability to recruit our and their employees or interfere with patient relationships. These covenants usually survive termination of employment for up to one year. During the initial terms, ophthalmologists who have an equity interest in an affiliated professional entity are required to pay liquidated damages to the affiliated professional entity if they terminate their employment. Under the terms of our service agreements, we are generally entitled to receive liquidated damages payments made to our affiliated professional entities.

   In 1996, including the affiliations with our founding ophthalmology groups on January 1, 1996, we acquired six eye surgery and laser centers and affiliated with 13 eye care clinics, including seven optical retail outlets. We commenced the operations of our optical products purchasing organization, the NovaMed Alliance, in June 1996.

   In 1997, we acquired four eye surgery and laser centers, and affiliated with 14 eye care clinics, including four optical retail outlets. During 1997, our affiliated eye care professionals closed two eye care clinic locations, including one optical retail outlet.

   In 1998, we affiliated with 21 eye care clinics, including 18 optical retail outlets. During 1998, our affiliated eye care professionals closed one eye care clinic location and one optical retail outlet.

   In 1999, we have affiliated with two eye care clinics, including two optical retail outlets. During 1999, our affiliated eye care professionals closed two eye care clinic locations and one optical retail outlet. We also commenced our wholesale optical laboratory operations with the acquisition of two wholesale optical laboratories in January 1999, and acquired our clinical research business through a purchase of clinical research assets from an affiliated professional entity effective July 1, 1999. For more information about our clinical research business, see "Certain Transactions--Purchase of Clinical Research Contracts" and "Business--Business Operations--Research".

   In addition to our affiliations with our founding ophthalmology groups, these transactions have included the following ophthalmology groups:

   St. Louis, Missouri--The Eye Center. Effective November 1, 1996, we acquired substantially all of the nonmedical assets of an ophthalmology group located in Florissant, Missouri. In connection with this transaction, we also acquired substantially all of the assets of an eye surgery and laser center located in Florissant.

   St. Louis, Missouri--Illinois Eye Specialists. Effective November 27, 1996, we acquired substantially all of the nonmedical assets of an ophthalmology group with offices in Granite City and Maryville, Illinois. In connection with this transaction, we also acquired substantially all of the assets of an eye surgery and laser center located in Maryville.

   Richmond, Virginia--Dominion Eye Associates. Effective January 1, 1997, we acquired all of the issued and outstanding shares of the owner of substantially all of the nonmedical assets relating to the operation of an ophthalmology group and of the owner and operator of an eye surgery and laser center located in Richmond.

   Kansas City, Missouri--Hunkeler Eye Centers. Effective March 3, 1997, we acquired all of the issued and outstanding shares of an entity engaged in the management of Hunkeler Eye Centers, an ophthalmology group with offices throughout the Kansas City, Missouri metropolitan area. We also acquired two eye surgery and laser centers located in Overland Park, Kansas and Kansas City, Missouri.

   Louisville, Kentucky--American Eye Institute. Effective May 1, 1997, we acquired substantially all of the nonmedical assets of an ophthalmology group located in New Albany, Indiana. In connection with this transaction, we also acquired substantially all of the assets of an eye surgery and laser center located in New Albany.

   Kansas City, Missouri--EyeCare Midwest. Effective July 25, 1998, we acquired substantially all of the nonmedical assets of two ophthalmology groups located in the Kansas City, Missouri metropolitan area. In connection with the transaction, the two ophthalmology groups combined their operations into a single entity.

                                USE OF PROCEEDS

                                DIVIDEND POLICY

   We estimate that our proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will approximate $29.1 million, or $35.1 million if the underwriters exercise their over-allotment option in full. We will use approximately $16.9 million of the net proceeds to repay all of the outstanding principal and interest on all of our existing bank debt. In addition, the holders of $1.35 million of our subordinated exchangeable promissory notes have elected not to exchange their notes for shares of our common stock in connection with this offering. We have the right to redeem these notes for an amount equal to their outstanding principal plus accrued and unpaid interest as of the date of redemption. We will use approximately $1.35 million of the net proceeds from the offering to redeem all of these remaining notes prior to the end of 1999.

   After giving effect to this offering, the repayment of our existing bank debt and the redemption of approximately $1.35 million of our subordinated notes, we will have no material debt outstanding.

   Under the terms of our credit agreement, interest is payable at an annual rate equal to our lender's published base rate minus 0.50% or LIBOR plus a range from 1.5% to 2.0%, varying upon our ability to meet financial covenants. As of June 30, 1999, we had $16.9 million outstanding under our credit facility. Our credit agreement expires in July 2000.

   As of June 30, 1999, the annual interest rate was approximately 6.7%. Our credit agreement includes a commitment fee of 0.375% for the unused portion during the commitment period. During the twelve months ended June 30, 1999, we borrowed approximately $16.9 million under our credit agreement for the following purposes:

  . $9.8 million for the acquisition of two wholesale optical laboratories and the affiliation with 19 eye care clinics, including 19 optical retail outlets

  . $1.9 million for general working capital

  . $5.2 million to repurchase 1,188,414 shares of our Series A convertible preferred stock at a price of $4.38 per share

   We intend to use the remainder of the net proceeds of this offering as follows:

  . For working capital

  . To pursue our laser vision correction strategy through:

    --New affiliations in our existing and future markets

    --Acquisitions in our existing and future markets

    --Expanding our patient-consumer directed marketing

    --Expanding our eye-only research organization

   Though we continuously evaluate potential acquisitions, we have no current agreement, commitment or understanding with respect to any material acquisition.

   Pending their use, we plan to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

   We have never paid a cash dividend on our common stock. We plan to retain all future earnings to finance the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends on our common stock. Any future determination as to the payment of dividends will be at our board of directors' discretion and will depend on our results of operations, financial condition, capital requirements and other factors our board of directors considers relevant. Our credit agreement prohibits the payment of dividends on our common stock.

                                 CAPITALIZATION
   The table below shows our capitalization as of June 30, 1999. The Pro Forma column gives effect to:

  . the conversion of our convertible preferred stock into our common stock, which will occur automatically upon completion of this offering

  . the issuance of 1,276,314 shares of common stock upon exchange of our subordinated exchangeable promissory notes

  . the additional interest expense, net of tax benefit, of $2.0 million, which we will record as a reduction in retained earnings for the discount on the exchange of the subordinated exchangeable promissory notes.

   The As Adjusted column gives further effect to our issuance and sale of 3,500,000 shares of common stock at an assumed initial public offering price of $9.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of our net proceeds from this offering. In addition, the table does not reflect either:

  . the 4,986,883 shares of common stock issuable upon exercise of outstanding options at July 23, 1999 at an average exercise price of $3.44 per share

  . the issuance of 75,000 shares of common stock in connection with the purchase of our clinical research business, effective July 1, 1999

                                                         June 30, 1999
                                                 ------------------------------
                                                 Actual   Pro Forma As Adjusted
                                                  (In thousands except share
                                                             data)
Cash and cash equivalents....................... $   864   $   864    $11,737
                                                 =======   =======    =======
Current maturities of long-term debt............ $   150   $   150    $   150
                                                 -------   -------    -------
Long-term debt, less current maturities:
  Subordinated exchangeable promissory notes.... $11,050   $ 1,350    $   --
                                                 -------   -------    -------
  Bank debt and other...........................  16,914    16,914         14
                                                 -------   -------    -------
Redeemable convertible preferred stock:
  Series C convertible preferred stock, $.01 par
   value, 2,400,000 shares authorized, 2,000,000
   issued and outstanding actual, none pro forma
   or as adjusted...............................   8,088       --         --
  Series D convertible preferred stock, $.01 par
   value, 3,000,000 shares authorized, 2,323,837
   issued and outstanding actual, none pro forma
   or as adjusted...............................  11,818       --         --
Stockholders' equity:
  Series A convertible preferred stock, $.01 par
   value, 13,112,000 shares authorized,
   11,740,055 shares issued and 11,602,698
   shares outstanding actual, none pro forma or
   as adjusted..................................     117       --         --
  Series B convertible preferred stock, $.01 par
   value, 455,000 shares authorized, 400,000
   issued and outstanding actual, none pro forma
   or as adjusted...............................       4       --         --
  Common stock, $.01 par value, 26,000,000
   shares authorized; 2,751,254 shares issued,
   2,409,708 shares outstanding actual,
   20,012,557 pro forma and 23,512,557 as
   adjusted.....................................      28       205        235
  Additional paid-in-capital....................  20,224    52,199     78,946
  Retained deficit, including $4,215 of
   preferred stock accretion....................  (1,332)   (3,327)    (3,327)
  Treasury Stock, at cost, 137,357 shares of
   Series A convertible preferred stock actual,
   none pro forma or as adjusted; 341,546 shares
   of common stock actual and 478,903 pro forma;
   no shares of common stock, as adjusted.......  (2,346)   (2,346)       --
    Total stockholders' equity..................  14,223    44,259     73,382
                                                 -------   -------    -------
    Total capitalization........................ $62,243   $62,673    $73,546
                                                 =======   =======    =======

                                    DILUTION

   Our pro forma net tangible book value as of June 30, 1999 was approximately $3.9 million, or $0.20 per share. Pro forma net tangible book value per share represents the amount of pro forma stockholders' equity, less intangible assets, divided by the pro forma number of shares of common stock outstanding as of June 30, 1999. Our as adjusted pro forma net tangible book value as of June 30, 1999 would have been $33.0 million, or $1.40 per share after giving effect to the sale of 3,500,000 shares of common stock offered by us at an initial public offering price of $9.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

   This represents an immediate increase in pro forma net tangible book value of $1.20 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.10 per share to investors purchasing our common stock in this offering, as illustrated in the following table:

Initial public offering price per share..............................      $9.50
                                                                           -----
  Pro forma net tangible book value per share before this offering... 0.20
  Increase per share attributable to new investors................... 1.20
                                                                      ----
As adjusted pro forma net tangible book value per share after this
 offering............................................................       1.40
                                                                           -----
Dilution per share to new investors..................................      $8.10
                                                                           =====

   The table below summarizes, on a pro forma basis, the differences between our existing stockholders and the new investors purchasing our common stock in this offering with respect to the total number of shares purchased from us, the total consideration paid and the average price per share paid, based upon an initial public offering price of $9.50 per share.

                           Shares Purchased  Total Consideration
                          ------------------ ------------------- Average Price
                            Number   Percent   Amount    Percent Paid Per Share
Existing stockholders.... 20,012,557    85%  $52,404,000    61%      $2.62
New investors............  3,500,000    15%   33,250,000    39%      $9.50
                          ----------   ---   -----------   ---
    Total................ 23,512,557   100%  $85,654,000   100%
                          ==========   ===   ===========   ===

                      SELECTED CONSOLIDATED FINANCIAL DATA

   To aid you in your analysis, we are providing the following financial information. We derived the selected consolidated financial data for the years ended December 31, 1996, 1997 and 1998 from our audited consolidated financial statements. The financial data for the year ended December 31, 1995 and for the six month periods ended June 30, 1998 and 1999 are derived from our unaudited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the periods presented. The following information is only a summary, and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus. Specifically, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the effects of acquisitions and affiliations.

                                                                 Six months
                                Years ended December 31,       ended June 30,
                             --------------------------------  ----------------
                              1995    1996     1997    1998     1998     1999
                                 (In thousands, except per share data)
Statement of Operations
 Data:
Net revenue:
 Management services.......  $  568  $10,326  $24,401 $36,053  $15,131  $24,426
 Surgery and laser
  centers..................      --    5,303   14,484  20,131    8,736   13,290
 Product sales and other...      --      221    3,523   7,545    3,418    7,146
                             ------  -------  ------- -------  -------  -------
   Total net revenue.......     568   15,850   42,408  63,729   27,285   44,862
                             ------  -------  ------- -------  -------  -------
Operating expenses:
 Salaries, wages and
  benefits.................     446    8,259   18,123  25,266   10,776   17,448
 Cost of sales and medical
  supplies.................      --    2,570    8,723  15,762    6,791   12,260
 Selling, general and
  administrative...........     950    5,044   11,315  14,625    6,512    9,948
 Depreciation and
  amortization.............      --      806    2,226   3,333    1,480    2,225
                             ------  -------  ------- -------  -------  -------
   Total operating
    expenses...............   1,396   16,679   40,387  58,986   25,559   41,881
                             ------  -------  ------- -------  -------  -------
Income (loss) from
 operations................    (828)    (829)   2,021   4,743    1,726    2,981
Other (income) expense.....     (21)      83    1,710   1,373      571    1,040
                             ------  -------  ------- -------  -------  -------
Income (loss) before income
 taxes.....................    (807)    (912)     311   3,370    1,155    1,941
Provision for income taxes.      --       --      206   1,664      570      869
                             ------  -------  ------- -------  -------  -------
Net income (loss)..........  $ (807) $  (912) $   105 $ 1,706  $   585  $ 1,072
Less--Accretion of Series C
 and Series D convertible
 preferred stock...........      --       --       --    (739)    (169)  (3,476)
                             ------  -------  ------- -------  -------  -------
Income (loss) available to
 Series A and Series B
 convertible preferred and
 common stock..............  $ (807) $  (912) $   105 $   967  $   416  $(2,404)
                             ======  =======  ======= =======  =======  =======
Earnings (loss) per common
 share:
 Basic.....................  $   --  $    --  $  0.01 $  0.07  $  0.03  $ (0.17)
                             ======  =======  ======= =======  =======  =======
 Diluted...................  $(0.46) $ (0.08) $  0.01 $  0.06  $  0.03  $ (0.17)
                             ======  =======  ======= =======  =======  =======
Weighted average common
 shares outstanding:
 Basic.....................      --       --    2,178   2,751    2,751    2,471
                             ======  =======  ======= =======  =======  =======
 Diluted...................   1,747   11,358   17,237  16,003   16,223   14,374
                             ======  =======  ======= =======  =======  =======
Pro forma earnings per
 common share:
 Basic.....................                           $  0.11           $  0.07
                                                      =======           =======
 Diluted...................                           $  0.10           $  0.06
                                                      =======           =======
Pro forma weighted average
 number of common shares
 outstanding:
 Basic.....................                            19,937            19,975
                                                      =======           =======
 Diluted...................                            21,409            22,563
                                                      =======           =======

                                   As of December 31,          As of June 30,
                             --------------------------------  ----------------
                              1995    1996     1997    1998     1998     1999
                                             (In thousands)
Balance Sheet Data:
Cash and cash equivalents..  $  642  $ 5,951  $ 4,009 $ 1,875  $ 4,179  $   864
Total assets...............   2,034   27,694   52,734  62,679   56,008   71,613
Total debt, excluding
 current portion...........      --    6,378   15,838  20,427   15,699   27,964
Redeemable convertible
 preferred stock...........      --    5,794   12,680  16,430   15,863   19,906
Total stockholders' equity.   1,786   12,755   18,149  16,954   18,567   14,223

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion along with our consolidated financial statements and related notes included in this prospectus. Our actual results, performance and achievements in 1999 and beyond may differ materially from those expressed in or implied by forward-looking statements contained in this discussion. These statements are subject to risks, uncertainties and assumptions described above under the heading "Risk Factors."

Overview

   We are an eye care services company focused on laser vision correction. We operate in the following metropolitan regions: Chicago, Illinois; Kansas City, Missouri; Louisville, Kentucky; St. Louis, Missouri; and Richmond, Virginia. Our revenue is earned from three sources:


  . management services revenue derived from management fees paid by affiliated eye care professional entities and reimbursement of expenses paid or incurred by us on behalf of these entities

  . eye surgery and laser center facility fees

  . the sale of eye care products and accessories to eye care professionals, including

   --corrective lenses and eyeglasses produced by our three wholesale optical laboratories, and

   --eyeglass frames and contact lenses purchased from manufacturers by our optical products purchasing organization

  We provide services, facilities and equipment to our affiliated eye care professionals under long-term service agreements. These service agreements generally have 40-year initial terms and require us to provide substantially all of the business, administrative and financial services necessary to operate the eye care clinics and retail optical outlets.

   The service agreements provide that our affiliated eye care professionals retain sole control over:

  . the dispensing of all medical and other professional services to their patients

  . decisions relating to selecting, hiring, compensating and terminating eye care professionals

  . corporate governance decisions and other internal matters affecting the operation of their legal entities

  . the employment of a sufficient number of ophthalmologists and optometrists to provide professional eye care services to their patients

   Under the service agreements, we are generally required to pay all expenses incurred in connection with the business and medical operations of our affiliated eye care clinics and retail optical outlets, except for the salaries and benefits of those eye care professionals who have an ownership interest in the professional entity employing them. Our affiliated eye care professionals then reimburse us monthly for those expenses that we pay on their behalf.

   In addition to reimbursing us for eye care clinic and retail optical outlet expenses, our affiliated professional entities pay us a monthly fee for our services. This is generally a targeted monthly fee established in an annual budget that we negotiate each year with our affiliated eye care professionals. This targeted monthly fee is adjusted upward or downward in direct proportion to any positive or negative variance in the actual monthly operating results of the eye care clinics and optical retail outlets from their respective budgeted monthly operating results. There are no limitations on the amount of these fee adjustments. On average, excluding reimbursement of expenses that we pay on behalf of our affiliated professional entities, the fees paid to us in 1998 represented 35.7% of the earnings before interest and taxes of our affiliated professional entities. The earnings of an affiliated professional entity are determined by subtracting the expenses of its eye care clinics and optical retail outlets from the professional services and other revenues earned by the professional entity. These expenses generally include all expenses incurred in connection with the business and medical operations of the professional entity, except for any salaries and benefits of those eye care professionals who have an ownership interest in the professional entity. Each professional entity is then responsible for paying the salaries and benefits of its eye care professional-owners from the amount retained by the professional entity after paying our fee. To the extent the targeted monthly fee is adjusted upward or downward as described above, the amounts retained by the affiliated professional entities to pay the eye care professional-owners' salaries and benefits are correspondingly adjusted upward or downward. If in any given month an affiliated professional entity's expenses relating to the operation of its eye care clinics and optical retail outlets exceed the revenue derived from these operations, we would not receive a management fee from that entity for that month.

   We generally do not enter into nominee shareholder arrangements with our affiliated eye care professionals, nor do we have a "controlling financial interest" in any of our affiliated eye care professionals' practices as defined by EITF 97-2, "Applications of FASB Statement No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities under Contractual Management Arrangements." Accordingly, we do not consolidate the financial statements of the affiliated eye care professionals' practices. Please see "Business--Business Operations--Services and Products" elsewhere in this prospectus for a further description of our service agreements.

   We generate eye surgery and laser center facility fee revenue on a per patient basis, and we recognize this revenue at the time of the encounter.

   We receive a portion of our eye surgery and laser center revenue, and our affiliated eye care professionals receive a portion of their revenue, from Medicare and other third party payors. These amounts often differ from our established rates and the established rates of our affiliated eye care professionals. As a result, we are required to estimate the amount that we will ultimately receive during the period these services are rendered. We recognize any difference between our estimates and the amount ultimately received in the period that final settlements are determined. To date, these differences generally have been immaterial.

   In 1998, government sponsored health care programs, directly or indirectly, accounted for approximately 49% of our revenue, down from approximately 61% in 1997. We expect this share of our revenue to continue to decline, primarily as a result of continued growth in our facility and service revenue attributable to laser vision correction surgery.

   We sell eye care products and accessories to eye care professionals through our Optical Services division, which includes our wholesale optical laboratories and our optical products purchasing organization, the NovaMed Alliance. We generate wholesale optical laboratories revenue on a per unit basis and we recognize this revenue upon the shipment of the completed product. The NovaMed Alliance negotiates volume buying discounts with optical products manufacturers. We sell products to both affiliated and non-affiliated ophthalmologists and optometrists; however, sales to our affiliated eye care professionals are eliminated in the preparation of our financial statements. The manufacturers ship most of these products directly to the eye care professionals. We recognize revenue based on the amount billed to the eye care professionals and recognize expense based on the cost of the products purchased from the manufacturers.

   Our operating expenses consist of salaries, wages and benefits; cost of sales and medical supplies; selling, general and administrative expense; and depreciation and amortization. Cost of sales expense relates to the sale of optical products to patients in our affiliated optical retail outlets, our wholesale optical laboratories and through the NovaMed Alliance. Medical supplies expense primarily relates to consumable items that our affiliated eye care professionals use during surgery. Selling, general and administrative expense consists primarily of sales and marketing expenses and corporate, eye care clinic and eye surgery and laser center overhead.

   Our operating expenses have fixed, variable and semi-variable components. Some of the costs associated with operating our eye surgery and laser centers and affiliated eye care clinics, including rent, utilities and general office overhead, are fixed and will not change as volumes increase. Other of these costs, including surgical supplies, cost of sales and pharmaceuticals, will change in direct proportion to procedure volumes.

   Our salaries, wages and benefits contain both fixed and variable cost components. Employees including corporate and regional personnel, practice administrators and some practice staff are not directly affected by changes in procedure volume. On the other hand, the number of eye surgery and laser center and eye care clinic nurses and technicians we employ generally increases or decreases in proportion to changes in procedure volume. At the optical laboratories, the labor component of cost of sales remains relatively fixed over ranges of production volume.

   Product costs in our Optical Services division are mostly variable, representing the per unit cost of the related materials.

   Our revenue has increased significantly since inception, and from 1997 to 1998, we experienced 50.3% revenue growth. The majority of our revenue growth was a result of higher procedure volumes in both our eye surgery and laser centers and our affiliated eye care clinics and an increase in the number of members utilizing the NovaMed Alliance. During 1998, we increased our emphasis on laser vision correction by initiating full-scale marketing programs aimed at vision correction patients, developing our affiliations with eye care professionals and increasing the capacity of our eye surgery and laser centers to provide laser vision correction and other refractive surgery procedures. We plan to continue our focus on laser vision correction and, as a result, anticipate that we will continue to increase expenditures in sales and marketing, salaries and surgical supplies.

   We also plan to continue our investment in the development of our enterprise-wide information systems, or e-community. This will include expenditures in people, hardware and software. Our e-community projects under development, including data warehousing and a provider relationship management system, are more fully described under "Business--Services and Products-- Information Technology".

   The following chart shows the growth in the number of laser vision correction procedures performed by our affiliated eye care professionals:

                             NovaMed Eyecare, Inc.
                  Quarterly Laser Vision Correction Procedures


   When we affiliate with eye care professionals, we generally:

  . acquire their non-medical assets and, in some cases, their eye surgery and laser centers

  . hire their non-medical personnel

  . assume their office leases

  . enter into service agreements with affiliated professional entities that have an initial term of 40 years

   In addition, we have acquired other businesses, including Midwest Uncuts, Inc., our wholly-owned subsidiary that owns and operates two of our wholesale optical laboratories. We allocate the purchase price paid in these affiliations and acquisitions to all of the identifiable tangible and intangible assets acquired based upon their relative fair value, with the remainder being ascribed to service agreements. We determine the appropriate useful life of the intangible assets resulting from affiliations by considering factors including:

  . the number of physicians in each eye care clinic

  . the number of eye care clinics

  . the clinics' ability to recruit additional physicians

  . the clinics' relative market position

  . the length of time each eye care clinic has been in existence

  . the relative profitability of the practice

  . the term of the service agreement

   Effective January 1, 1998, we changed our estimate of the useful lives of intangible assets related to our service agreements entered into on or before January 1, 1998, from 32 years to 25 years. We made this change to conform our policy with policies adopted by other healthcare services companies during 1998 and to better represent the useful lives of the service agreements. We now expect to amortize all future intangible assets related to affiliations with eye care professionals over a 5 to 25 year period. We amortize goodwill resulting from acquisitions of nonmedical assets over a 25 to 40 year period.

   The timing and degree of fluctuations in our quarterly operating results will depend on several factors, including:

  . decreases in demand for non-emergency procedures due to severe weather

  . availability or sudden loss of the services of our affiliated eye care professionals

  . availability or shortages of laser and other vision correction surgery-related products and equipment

  . the timing and relative size of acquisitions and affiliations with eye care professionals

Effective Income Tax Rate

   Our effective income tax rate reflects the impact of nondeductible amortization expense. To the extent our pre-tax profitability continues to rise as a result of growth in our operating earnings, we expect our effective tax rate to continue to decline over time to a level of approximately 40%.

Effect of Transactions Relating to this Offering

   The holders of our Series C and Series D convertible preferred stock have the right to tender their stock for redemption in 2004 and 2005 at the greater of the amount originally paid for the preferred stock or its fair market value. Because the redemption right is outside of our control, generally accepted accounting principles require that until the redemption date, we increase the value of the preferred stock to its ultimate redemption value, a principle known as accretion. This accretion is deducted from net income in our accompanying consolidated financial statements to arrive at the income available for common stockholders. Although we have not had an independent appraisal, we have estimated the potential future redemption value based upon various transactions with third parties and through comparison to similar public companies within our market. Based upon our estimates, we have recorded accretion of $739,000 and $3,476,000 for the twelve months ended December 31, 1998 and the six months ended June 30, 1999, respectively. Completion of this offering, however, will result in the automatic conversion of each share of our Series C and Series D convertible preferred stock into one share of our common stock and the termination of the related redemption rights. We will continue to record the accretion through the completion of this offering. We will record the final charge for accretion upon the completion of this offering.

   $9.7 million of our subordinated exchangeable promissory notes will be exchanged for our common stock in connection with this offering at an exchange ratio of $1.00 worth of our common stock, based upon the initial public offering price, for each $0.80 worth of outstanding principal on the notes. Generally accepted accounting principles require that we record the net difference between the $1.00 worth of common stock and the $0.80 worth of outstanding principal on the note as a non-recurring, non-cash expense. Accordingly, we will record in our results of operations for the three months ended September 30, 1999, additional interest expense of $2.0 million, net of tax benefits, related to the discount on the exchange of the notes.

   During July 1999, we fully vested all options granted from February 1, 1999 through July 23, 1999, contingent on the completion of this offering. We issued options to acquire 1,075,800 shares of our common stock during this time period. Accordingly, we expect to record $1.6 million, net of tax, as compensation expense during the quarter in which this offering is completed related to those options which become fully vested on the date of the completion of this offering.

Results of Operations

 Six Months Ended June 30, 1999 Compared to the Six Months Ended June 30, 1998

   Net Revenue. Net revenue increased 64.4% from $27.3 million to $44.9 million. Management services revenue increased 61.4% from $15.1 million to $24.4 million. The increase in management services revenue was primarily a result of new affiliations with eye care professionals as well as overall increases in laser vision correction, cataract and other ophthalmic surgery procedures performed by our affiliated eye care professionals. Surgery and laser center revenue increased 52.1% from $8.7 million to $13.3 million, primarily as a result of a 165.4% increase in laser vision correction procedures, compared to the first six months of 1998. The increase in laser vision correction procedures was a result of both an increase in the overall demand for the procedure as well as an increase in the number of our affiliated eye care professionals performing the procedures. For the six months ended June 30, 1999, we had 18 affiliated eye care professionals performing laser vision correction procedures compared to eight for the same period in 1998. We also experienced a 33.4% increase in the number of cataract and other eye related surgical procedures, compared to the six months ended June 30, 1998. Product sales revenue increased 109.1% from $3.4 million to $7.1 million, primarily as a result of the acquisition of Midwest Uncuts, Inc.

   Salaries, Wages and Benefits. Salaries, wages and benefits expense increased 61.9% from $10.8 million to $17.4 million. As a percentage of revenue, salaries, wages and benefits expense decreased from 39.5% to 38.9%. The absolute increase in salaries, wages and benefits expense primarily reflects the additional payroll incurred as a result of new acquisitions and affiliations. The decrease in salaries, wages and benefits expense as a percentage of revenue was a result of better utilization of staff due primarily to the increased volume of laser vision correction, cataract and other eye related surgical procedures.

   Cost of Sales and Medical Supplies. Cost of sales and medical supplies expense increased 80.5% from $6.8 million to $12.3 million. As a percentage of revenue, cost of sales and medical supplies expense increased from 24.9% to 27.3%. The absolute increase in cost of sales and medical supplies expense is primarily a result of the January 1, 1999 acquisition of Midwest Uncuts, Inc. and of higher volumes at the NovaMed Alliance. The increase in laser vision correction procedures and the related supply costs also contributed to the absolute increase during the period. In general, our optical laboratories and the NovaMed Alliance have higher cost of sales as a percentage of revenue than the optical retail outlets of our affiliated eye care professionals.

   Selling, General and Administrative. Selling, general and administrative expense increased 52.8% from $6.5 million to $9.9 million. As a percentage of revenue, selling, general and administrative expense decreased from 23.9% to 22.2%. The absolute increase in selling, general and administrative expenditures related primarily to the expansion of sales and marketing efforts in connection with our laser vision correction business. In addition, we increased our information technology expenditures related to our enterprise-wide information systems and other programs supporting our laser vision correction business. Increases in laser vision correction procedure volumes led to improvement in selling, general and administrative expense as a percentage of revenue.

   Depreciation and Amortization. Depreciation and amortization expense increased 50.3% from $1.5 million to $2.2 million. Acquisitions and affiliations have increased overall amortization expense.

   Other Expense. Other expense increased 82.0% from $571,000 to $1.0 million. The increase in other expense was primarily related to higher interest expenses resulting from additional borrowings, which were used primarily to fund acquisitions and affiliations entered into after the first six months ended June 30, 1998.

   Provision for Income Taxes. Our effective tax rate decreased to 44.8% from 49.4%.

 Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

   Net Revenue. Net revenue increased 50.3% from $42.4 million to $63.7 million. Management services revenue increased 47.8% from $24.4 million to $36.0 million. The increase in management services revenue was primarily related to new affiliations with eye care professionals as well as overall increases in laser vision correction, cataract and other eye related surgical procedures performed by our affiliated eye care professionals. These new affiliations included a number of optical retail outlets that also contributed to the increase in management services revenue. Surgery and laser center revenue increased 39.0% from $14.5 million to $20.1 million, primarily related to better utilization of our surgery and laser centers and a 503.5% increase in laser vision correction procedures, compared to the year ended December 31, 1997. In addition, we experienced a 24.1% increase in the number of cataract and other eye related surgical procedures, compared to the year ended December 31, 1997. Product sales revenue increased 114.2% from $3.5 million to $7.5 million, primarily as a result of higher volumes at the NovaMed Alliance.

   Salaries, Wages and Benefits. Salaries, wages and benefits expense increased 39.4% from $18.1 million to $25.3 million. As a percentage of revenue, salaries, wages and benefits expense decreased from 42.7% to 39.6%. Approximately half of the absolute increase in salaries, wages and benefits expense was a result of acquisitions and affiliations. We also invested in additional personnel, including sales, marketing and information technology personnel, in the second half of 1998 as part of our growth strategy relating to laser vision correction. We expect to continue our investment in personnel to further support the growth of our laser vision correction services and facilities business.

   Cost of Sales and Medical Supplies. Cost of sales and medical supplies expense increased approximately 80.7% from $8.7 million to $15.8 million. As a percentage of revenue, cost of sales and medical supplies expense increased from 20.6% to 24.7%. The absolute increase in these expenses during 1998 was primarily related to the increased volume of laser vision correction, cataract and other eye related surgical procedures performed in our eye surgery and laser centers as well as the increased costs associated with increased sales at the NovaMed Alliance. The increase in the cost of sales and medical supplies expense as a percentage of revenue was primarily due to increased sales at the NovaMed Alliance, which generally sells products with a higher cost of sales as a percentage of revenue than our other sources of revenue. We expect cost of sales and medical supplies expense, as a percentage of revenue, to decline as a result of faster revenue growth from laser vision correction compared to our other sources of revenue.

   Selling, General and Administrative. Selling, general and administrative expense increased approximately 29.3% from $11.3 million to $14.6 million. As a percentage of revenue, selling, general and administrative expense decreased from 26.7% to 22.9%. The absolute increase in selling, general and administrative expenditures related primarily to investments in information technology and marketing to support our growth related to laser vision correction. Our selling, general and administrative expense as a percentage of revenue declined as a result of spreading fixed operating costs over an increased revenue base. We expect to continue our information technology and marketing expenditures to further support the growth of our laser vision correction services and facilities business.

   Depreciation and Amortization. Depreciation and amortization expense increased 49.7% from $2.2 million to $3.3 million. Increased capital spending, acquisitions and a change in the estimated useful life of intangible assets caused this increase. Effective January 1, 1998, we decreased our useful life of intangible assets related to service agreements entered into, on or before January 1, 1998, from 32 to 25 years, which added $250,000 to amortization expense in 1998.

   Other Expense. Other expense decreased 19.7% from $1.7 million to $1.4 million. Other expense was primarily related to interest expense, resulting from additional borrowings used primarily to fund acquisitions and capital expenditures. In addition, in 1997 we recorded a one-time expense of $589,000 for the disposition of fixed assets.

   Provision for Income Taxes. Our effective tax rate declined from 66.2% to 49.4%.

 Years Ended December 31, 1997 Compared to the Year Ended December 31, 1996

   Net Revenue. Net revenue increased 167.6% from $15.9 million to $42.4 million. Management services revenue increased 136.3% from $10.3 million to $24.4 million. Surgery and laser center revenue increased 173.1% from $5.3 million to $14.5 million. The increase in management services and surgery and laser center revenue was primarily a result of new affiliations with eye care professionals. In addition, sales through the NovaMed Alliance, which began operations during the fourth quarter of 1996, were $3.5 million.

   Salaries, Wages and Benefits. Salaries, wages and benefits expense increased approximately 119.4% from $8.3 million to $18.1 million. As a percentage of revenue, salaries, wages and benefits expense decreased from 52.1% to 42.7%. The absolute increase in salaries, wages and benefits expense reflected the additional payroll incurred as a result of new acquisitions and affiliations. The decrease in salaries, wages and benefits expense as a percentage of revenue was primarily a result of having an increased revenue base in 1997.

   Cost of Sales and Medical Supplies. Cost of sales and medical supplies expense increased approximately 239.4% from $2.6 million to $8.7 million. As a percentage of revenue, cost of sales and medical supplies expense increased from 16.2% to 20.6%. The optical retail outlets of our affiliated eye care professionals accounted for the majority of the cost in 1996. The absolute increase in the cost of sales was primarily a result of a higher volume of sales at the NovaMed Alliance. The increase in cost of sales and medical supplies expense as a percentage of revenue was caused by the NovaMed Alliance, which sells products at a higher cost of

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sales as a percentage of revenue than the optical retail outlets of our affiliated eye care professionals. The significant increase in medical supplies expense was primarily related to new affiliations with eye care professionals.

   Selling, General and Administrative. Selling, general and administrative expense increased approximately 124.3% from $5.0 million to $11.3 million. As a percentage of revenue, selling, general and administrative expense decreased from 31.8% to 26.7%. The absolute increase in selling, general and administrative expense was primarily a result of new affiliations with eye care professionals. The remainder of the increase was a result of expenditures related to building our corporate infrastructure.

   Depreciation and Amortization. Depreciation and amortization expense increased 176.2% from $806,000 to $2.2 million. Acquisitions, affiliations and increased capital spending caused this increase.

   Other Expense. Other expense increased from $83,000 to $1.7 million. The increase was primarily related to increased interest expense, which resulted from the issuance of subordinated exchangeable promissory notes issued in connection with affiliations with eye care professionals. In addition, we recorded a one-time expense of $589,000 in 1997 for a loss on the disposition of fixed assets.

   Provision for Income Taxes. During a majority of 1996, we operated as a limited liability company and, accordingly, we passed along any tax benefit or expense to our members. We converted to a tax paying entity at the end of 1996 and incurred a taxable loss from the date of the conversion to the end of the year. We did not, however, record any tax benefit, which would have resulted from our net operating loss carry-forward. Instead, we recorded a valuation allowance against the associated tax benefit. Moreover, on a pro forma basis, had we been a tax paying entity for all of 1996, we would not have recorded any tax benefit that would have resulted from the net operating loss carry forward due to future uncertainties. In 1997, our effective tax rate was 66.2%.

Liquidity and Capital Resources

   We generated cash from operating activities for the six months ended June 30, 1999 of $1.0 million. We used $9.8 million in our investing activities during the six months ended June 30, 1999, which included two acquisitions and the purchase of property and equipment. We used net bank borrowings of $8.4 million, the proceeds from the issuance of stock, and net cash from operating activities to fund our investing activities and to reduce subordinated debt and other debt obligations. As of June 30, 1999, we had cash and cash equivalents of approximately $864,000 and working capital of approximately $10.5 million.

   In May 1999, we increased our revolving credit facility to $35 million. Advances under the credit facility are secured by substantially all of our assets. The credit agreement expires in July 2000. Interest is payable at an annual rate equal to our lender's published base rate minus .50% or LIBOR plus a range from 1.5% to 2.0%, varying upon our ability to meet financial covenants. As of June 30, 1999, the annual rate was approximately 6.7%. Our credit agreement includes a commitment fee of .375% for the unused portion during the commitment period. Our credit agreement contains covenants that include limitations on indebtedness, liens, capital expenditures, ratios that define borrowing availability and restrictions on the payment of dividends. Except for our failure to comply from time to time with covenants relating to immaterial administrative matters for which we have received waivers, we have never been in default under our credit agreement. As of June 30, 1999, we were in compliance with all of our credit agreement covenants. We had $16.9 million outstanding as of June 30, 1999.

   During 1998, we repurchased 1,188,414 shares of our Series A convertible preferred stock at a price of $4.38 per share, providing liquidity to some of the Series A stockholders.

   Also during 1998, some holders of our Series C convertible preferred stock exercised a warrant to acquire 684,932 shares of our Series D convertible preferred stock at $4.38 per share.

   We expect that the proceeds from this offering, our funds from operations and our existing revolving credit facility will be sufficient to fund our operations for at least 12 months. Our future capital requirements and the adequacy of our available funds will depend on many factors, including the

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

timing of our acquisition activities, new affiliations with eye care professionals, capital requirements associated with our laser vision correction services and facilities, expansions and the future cost of surgical equipment.

   All of our current FDA-approved lasers are subject to a supply agreement with Summit Technology, Inc. Under this agreement, we utilize Summit-manufactured lasers for periods ranging from 36 to 42 months. During these periods, we pay Summit monthly based on the number of procedures performed with each laser. We are required to pay for a minimum number of procedures on each laser during the commitment period, whether or not these procedures are actually performed. As of July 31, 1999, we have entered into commitments to pay Summit approximately $7.0 million during the term of these commitments, with $5.6 million remaining to be paid.

   We currently have outstanding loans to six affiliated eye care professionals for an aggregate amount of $785,194. We anticipate that one of the selling stockholders will repay approximately $490,000 of these loans out of his proceeds of this offering. Although we are not required to do so under our service agreements, we have from time to time made loans to our affiliated eye care professionals to cover cash flow needs. These loan agreements are full recourse and are negotiated on an individual basis with interest rates ranging from 8.5% to 9.5% per annum. The loans are generally secured by collateral ranging from any of our stock owned by the eye care professional to any compensation due and owing the professional for services provided. These types of loan arrangements may arise from time to time in the future.

   We currently have outstanding $11.05 million of subordinated exchangeable promissory notes. In connection with this offering, $9.7 million of our subordinated exchangeable promissory notes will be exchanged for shares of our common stock. The remaining $1.35 million of these notes will remain outstanding after this offering but according to their terms, these notes will no longer be convertible or exchangeable. We have the right to redeem these notes for an amount equal to their outstanding principal plus accrued and unpaid interest as of the date of redemption. We will use approximately $1.35 million of the net proceeds from the offering to redeem all of these remaining notes prior to the end of 1999.

   In connection with the exchange of $9.7 million of our subordinated exchangeable promissory notes, we have agreed to lend each of these noteholders on April 1, 2000 an amount equal to the Federal and state income taxes payable by the holder as a result of the exchange of the notes, but only for those shares of our common stock received in the exchange which they still own on April 1, 2000. We estimate the aggregate amount of these tax loans will not exceed $4 million. Each of the tax loans will be non-interest bearing, non-recourse to the debtor and secured by a number of shares of our common stock held by the debtor having a value, based on the offering price, equal to two times the loan amount. Upon the sale by a debtor after April 1, 2000 of any shares of our common stock issued in exchange for a note, the debtor will be required to repay a fraction of the debtor's initial tax loan amount equal to the number of shares sold divided by the total number of shares of our common stock previously issued in exchange for a note and owned by the debtor on April 1, 2000. The tax loans also will be payable by the debtors upon our demand for payment. Currently, we intend to allow the debtors to repay these loans as they dispose of their shares of our common stock. We also have agreed to reimburse these debtors, on a grossed-up basis, for any Federal or state taxes that they recognize as a result of imputed interest on the tax loans.

Recent Accounting Pronouncements

   In March 1998, the Accounting Standards Committee issued AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. We adopted SOP 98-1 during 1998, and it did not have a material effect on our financial statements.

   In March 1998, the Accounting Standards Committee issued AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". This statement provides guidance on the financial reporting of start-up costs and organization

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

costs. It requires that the cost of start-up activities and organization costs be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. We do not expect the adoption of this SOP to have a material impact on our financial statements.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative which focused on freestanding contracts, including, for example, options and forwards, and futures and swaps, expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 1999. We do not anticipate that the adoption of SFAS 133 will have a material impact on our financial position or results of operations.

Year 2000 Readiness and Related Risks

   The year 2000 issue relates to computer programs that have time-sensitive hardware and software being unable to recognize or to interpret dates beyond the year 1999. This could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions, bill and collect fees or engage in other business activities.

   We have established a task force that includes operations, information technology, accounting and legal personnel. Our task force has undertaken, but has not yet completed, an assessment of our state of readiness and the potential impact of any year 2000 risks. To date, the task force has focused on the following areas to assess as to year 2000 readiness:

  . Core business systems

  . Third party payors, product and equipment manufacturers and other suppliers

  . Physical facility systems

   For each of these areas, the task force has been assessing systems potentially susceptible to year 2000 compliance issues, and where appropriate, we have been developing and implementing corrective actions and testing to ensure compliance. We believe that we are devoting the necessary resources to identify and resolve any significant year 2000 issues in a timely manner.

   Core Business Systems. Our core business systems primarily consist of management and financial accounting systems. We use our management systems to schedule patients, to bill payors for services rendered and to obtain operational productivity data. We use our financial accounting systems to pay vendors, to record transactions and for financial reporting. In evaluating these systems, we received written confirmation from vendors that the enterprise system software, hardware and network operating systems included in our management and financial systems are year 2000 compliant.

   All of our locations as well as the eye care clinics of our affiliated eye care professionals are currently using our financial accounting systems. Most of our locations as well as the eye care clinics of our affiliated eye care professionals are currently using our management systems, with the remaining locations expected to be incorporated into our management systems by the end of 1999. Two of the eye care clinics of our affiliated eye care professionals in the St. Louis region currently use management systems that are not year 2000 compliant. We expect to equip these facilities with our year 2000 compliant management systems by the end of September. If we are not able to complete the integration of these facilities into our management systems as scheduled, this may adversely affect our ability to seek reimbursement from Medicare and other third party payors on a timely basis for these affiliated eye care clinics, although we believe this effect would not be material to us because these two facilities do not account for a significant portion of our accounts receivable.

   Third Party Payors, Product and Equipment Manufacturers and Other Suppliers. Some surgery procedures, primarily cataract removal, performed at our eye surgery and laser centers or the eye care clinics of our affiliated eye care professionals are

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

covered by governmental reimbursement programs, including Medicare, or third party payors, including private insurance companies. Medicare has publicly announced that it believes its systems are year 2000 compliant. Medicare has also publicly announced that it has established redundant systems certified by independent consultants as year 2000 compliant, which are intended to serve as "back up" systems in the event their assessment of their primary systems proves inaccurate. Our task force is in the process of reviewing the Internet web sites of third party payors that provide a material portion of payments we or our affiliated eye care professionals receive for surgical and clinical procedures to assess their year 2000 readiness. If we are unable to determine the year 2000 readiness of these payors, or need to address year 2000 issues we identify, we intend to contact these payors to request additional information about their year 2000 readiness, in an attempt to mitigate the related collection risks to us.

   We rely on third party manufacturers and suppliers for lasers and laser surgery-related products and equipment, utilities and other key supplies and services, and we are in the process of reviewing the Internet web sites of a number of our equipment manufacturers and suppliers to assess their year 2000 readiness. Most of our excimer lasers are manufactured by Summit Technology, Inc. Representatives from Summit have informed us that its lasers utilize a system clock that recognizes dates in a four digit format, and therefore, its lasers will function without any effect upon safety or efficiency upon a change of date to the year 2000. We have not incurred, and do not believe we will incur, material costs related to any inquiry as to the year 2000 readiness of our third party payors, product and equipment manufacturers and other suppliers.

   Physical Facility Systems. We are continuing to evaluate the year 2000 readiness of our physical facility systems, including phone, power, security, heating, ventilation and air conditioning systems. We have requested information from the providers of our physical facility systems, and we intend to make second requests relating to non-responses. Unsatisfactory responses or non-responses from critical suppliers will be evaluated on a case by case basis in an attempt to mitigate any risk to us. We expect to complete the assessment phase of our physical facility systems during the third quarter of 1999, with remedial action planned during the fourth quarter of 1999.

   In addition to any remedial actions taken during the remainder of 1999, we have implemented a year 2000 contingency plan that primarily involves purchasing amounts of inventory so that we will be able to continue to operate to help support our eye surgery and laser centers, and our affiliated eye care professionals will be able to operate their eye care clinics, in the event of any supply shortages resulting from any year 2000 problems experienced by our suppliers. These purchases will be made incrementally over the remainder of 1999. Each of the eye care clinics of our affiliated eye care professionals is also capable of manually performing billing, collection and other practice management functions.

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

                                    BUSINESS

Our Business

   We are an eye care services company focused on laser vision correction. We operate in the following metropolitan regions: Chicago, Illinois; Kansas City, Missouri; Louisville, Kentucky; St. Louis, Missouri; and Richmond, Virginia.

Our Industry

   The eye care market consists of a large, diverse group of services and products. The eye care services market includes routine eye examinations as well as diagnostic and surgical procedures that address complex eye and vision conditions. The most common conditions addressed by eye care professionals are nearsightedness, farsightedness and astigmatism. Other frequently treated conditions include cataracts, glaucoma, macular degeneration and diabetic retinopathy. Eye and vision conditions are typically treated with surgery, pharmaceuticals, prescription glasses, contact lenses or some combination of these treatments. Additional services offered by eye care professionals include research services for eye care devices or pharmaceuticals being developed or tested in clinical trials. The optical products market consists of the manufacture, distribution and sale of optical goods including corrective lenses, eyeglasses, frames, contact lenses and other optical products and accessories.

   In the U.S., eye care services and products have traditionally been delivered through a well developed, but fragmented, system of local professionals, including individual or small groups of optometrists and ophthalmologists. Optometrists complete four years of optometry school and are generally licensed to perform routine eye examinations, determine visual acuity, prescribe corrective eyewear and, in most states, prescribe specified ophthalmic pharmaceuticals. Optometrists are not licensed to perform surgery, but often provide pre- and post-operative care. Ophthalmologists must complete four years of medical school and obtain an M.D. degree, and are licensed to perform surgery as well as to prescribe pharmaceuticals and perform other diagnostic eye care services. There are approximately 32,000 practicing optometrists and 22,000 practicing ophthalmologists in the U.S.

   Eye care professionals typically perform eye examinations in an office or clinic setting. For surgical procedures, ophthalmologists frequently will schedule operating room time in a hospital or ambulatory surgery center including, for example, one of our eye surgery and laser centers. Ophthalmologists frequently perform laser vision correction, cataract and other eye related surgical procedures on an outpatient basis. As a result, there are a number of ambulatory surgery centers focused on ophthalmology.

   Eye care represents one of the largest health care service and product markets in the U.S. According to industry sources, over 161 million people in the U.S. require vision correction. Annual spending for health care costs associated with eye and vision conditions is approximately $38.4 billion, while annual spending on retail optical products is an additional $16.3 billion, representing a total market of approximately $55 billion.

   We expect the eye care market to continue to grow for the following reasons:

  . Rapid Acceptance of New Technologies and Procedures and Increasing Demand for Vision Correction Surgery. With the emergence of improved laser vision correction technologies, the market for vision correction surgery has been expanding rapidly. From 1996 to 1998, the number of laser vision correction procedures performed annually increased from approximately 100,000 to 450,000.

  . Continued Development of Improved Medical Technologies and
    Pharmaceuticals. New medical technologies and pharmaceuticals have led to earlier detection and improved treatment of many of the most common eye and vision conditions, with fewer complications or side effects. New technologies are in development that are expected to expand the access to, and the effectiveness of, treatments, particularly the treatment of refractive and cataract conditions.

  . Aging of the Population. The incidence of eye disease, including refractive and cataract disorders, increases substantially with age. Increases in average life expectancy, combined with the aging of the baby boom population, are expected to lead to an increase in the number of adults over the age of 55. According to Frost & Sullivan, 19.5% of the U.S. population in the year 2005 is forecasted to be between the ages of 55 and 74, with 94% of this age group forecasted to be suffering from some type of refractive condition.

  . Improved Patient Awareness. With the expansive amount of medical information that has become available, patients have and continue to become increasingly educated and aware of the different types of eye and vision conditions and how they can be treated.

 Vision Correction Surgery

   Radial Keratotomy, or RK, introduced in the U.S in the 1970s, was the first surgical technique approved for vision correction. RK procedures require a delicate surgical technique and significant physician training, and the procedure can result in the instability of the eye over a period of months to years.

   Recently, new surgical technologies and techniques have been introduced for surgical correction of common vision conditions which result from the improper curvature of the cornea. If the cornea's curvature is not correct, the cornea cannot properly focus the light passing through it onto the retina, and the person will see a blurred image. The three most common refractive conditions are:

  . myopia, commonly referred to as nearsightedness, which is caused by a steepening of the cornea, resulting in the blurring of distant objects

  . hyperopia, commonly referred to as farsightedness, which is caused by a flattening of the cornea, resulting in the blurring of close objects

  . astigmatism, in which images are not focused on any point due to the varying curvature of the eye along different axes, which results in a distorted view of images

   Use of an excimer laser to alter the curvature of the cornea has become the most common method of surgical vision correction. Although not approved in the U.S. for general use until 1996, Photorefractive Keratectomy, or PRK, was introduced abroad in 1988, as the first vision correction surgery that used laser technology. PRK offers several advantages over RK, including a shorter, simpler procedure, a less substantial training requirement for ophthalmologists and fewer complications. However, the procedure proved to be more painful and typically required three to six weeks of recovery time before full visual acuity was restored, with the potential that full benefit of the procedure would not be realized for up to six months.

   Laser In-Situ Keratomileusis, or LASIK, was introduced in 1996, leading to a dramatic increase in the popularity of laser vision correction surgery. LASIK offers the ease-of-use benefits to ophthalmologists afforded by PRK, while providing:

  . significant reductions in patient pain or discomfort

  . patient recovery times ranging from a few hours after the procedure to two weeks

  . reduced complication rates

   In the LASIK procedure, an ophthalmologist uses an automated microsurgical instrument to peel back a thin layer of corneal tissue which remains hinged to the eye. A number of laser pulses are then applied to the cornea to remove tissue and thereby correct the patient's vision by flattening the shape of the cornea in nearsighted patients and steepening the shape of the cornea in farsighted patients. After the surgeon replaces the layer of corneal tissue, no bandages are required and most patients experience virtually no discomfort. A LASIK procedure typically takes 10 to 15 minutes from set-up to completion, with the length of time of the actual laser treatment lasting 15 to 90 seconds, depending on the degree of correction required. LASIK is performed in an outpatient setting, with only topical anesthesia. Only ophthalmologists are licensed to perform LASIK, although optometrists are actively involved in identifying appropriate candidates for the procedure and in providing pre- and post-operative care.

   The number of vision correction procedures performed in the U.S. has expanded rapidly since 1996, primarily as a result of the advantages of the LASIK procedure. Spectrum Consulting estimates that, in 1998, eye care professionals performed approximately 450,000 laser vision correction surgery procedures in the U.S., representing an increase of 97.4% over the number of procedures performed in 1997. Spectrum Consulting also forecasts that eye care professionals will perform approximately 950,000 and 1.4 million laser vision correction procedures in the U.S. in 1999 and 2000, respectively. Despite this rapid growth, the number

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

of vision correction surgery patients in 1998 represented less than 0.2% of the 161 million people with refractive vision conditions in the U.S.

   The following chart shows the growth in the number of laser vision correction procedures performed in the U.S. from 1996 through 1998 and the number of procedures forecasted for 1999 and 2000 by Spectrum Consulting:

[Bar Chart Appears Here]

   Despite this rapid growth, the estimated number of vision correction surgery patients in 1998 represented less than 0.2% of the 161 million people with refractive vision conditions in the U.S. Based on an average price per eye of $2,200 for a LASIK procedure, if 1% of the estimated 161 million people that have refractive vision conditions in the U.S. elected to have a laser vision correction procedure on both eyes, the potential value of the laser vision correction market would exceed $7 billion. Further, unlike other eye-related surgical procedures, vision correction surgery is an elective procedure that patient-consumers pay for out-of-pocket.

   We expect several factors to continue to expand the vision correction surgery market for the next several years. Market penetration remains low, but is expected to increase. We believe that high patient satisfaction with the LASIK procedure has generated many word-of-mouth patient referrals for our affiliated eye care professionals. In addition, improved laser technologies are in development or are about to be approved that address other eye and vision conditions including farsightedness and astigmatism. New technologies also have recently been introduced that provide patients and physicians with even more treatment options and are expected to expand the potential market. For example, the intrastromal corneal ring, or Intacs(TM), which was commercially introduced in the U.S. in April 1999, is a non-laser surgical technique approved to treat nearsightedness.

 Other Eye Care Services

   Cataract Surgery. Cataract surgery is currently the most widely performed surgical procedure in the U.S. A cataract occurs when the normally transparent lens of the eye becomes cloudy as part of the aging process. In cataract surgery, the ophthalmologist removes the clouded natural lens and replaces it with a synthetic intraocular lens. Cataract surgery is typically performed on an outpatient basis using local anesthesia, and the procedure time is typically less than 30 minutes. According to the American Society of Cataract and Refractive Surgery, more than 60% of people over the age of 60 have some degree of cataract formation. In 1997, over 2.3 million cataract procedures were performed in the U.S. Cataract procedures are expected to continue to increase for the next several years, driven primarily by the aging of the population and the introduction of improved technologies and surgical techniques. With the preponderance of cataract surgery patients being over the age of 65, the Medicare program has been the primary source of reimbursement for cataract surgery providers.

   Other Eye Disorders. Other common eye disorders include glaucoma, macular degeneration and diabetic retinopathy. Glaucoma is one of the leading causes of preventable blindness in the U.S., and the single most common cause of blindness among African-Americans. Approximately 3 million people in the U.S. are believed to have glaucoma, while only 1 million have currently been diagnosed with the disease. By 2030, industry sources project that the number of glaucoma cases diagnosed will double, primarily as a result of the aging of the general population and an increase in the average life span. Age-related macular degeneration is the leading cause of visual impairment for persons age 75 and older, and it is the most common cause of new cases of visual impairment among those over age 65. Diabetic retinopathy is a leading cause of vision loss and blindness. More than 40% of patients with diabetes for 15 years or more have some degree of blood vessel damage which may result in diabetic retinopathy. Incidence of this disease is expected to increase dramatically as a result of a growing number of patients diagnosed with diabetes. Treatment of these eye and vision conditions is generally reimbursed by Medicare and other third party payors.

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 Optical Services and Products

   While the number of patient options for vision correction has increased with improved surgical vision correction technologies and techniques, the market for basic optical goods including corrective lenses, eyeglass frames, contact lenses and other optical products and accessories, remains a significant market. According to the Vision Council of America, consumers spent approximately $16.3 billion on eyewear in 1998, up 5.8% from approximately $15.4 billion in 1997. Eyeglass frames are typically sold through retail optical outlets located in optometrist and ophthalmologist clinics, as well as through retail stores.

 Challenges Faced By Eye Care Providers

   Recent advances in medical technology and surgical procedures for vision correction have significantly increased consumer demand for laser vision correction surgery. Ophthalmologists face a number of significant challenges in meeting and capitalizing on this demand, including:

  . maintaining their existing patient and procedure base while developing a laser vision correction surgery practice

  . developing marketing expertise in order to promote their services to patient-consumers

  . purchasing, or otherwise gaining access to, expensive laser vision correction surgery equipment, including excimer laser systems that Frost & Sullivan reports are priced in the range of $500,000

  . adapting to the latest advances in laser vision correction technology and procedures, as well as establishing and maintaining a level of expertise with new technologies and procedures

  . maintaining an efficient division of labor by partnering with, or recruiting, additional ophthalmologists to perform surgery and optometrists to provide pre- and post-operative care to laser surgery patients

Our Strategy

   Our goal is to become the leading laser vision correction services and facilities company in each of our existing and future regional markets. We have tailored our business model to focus on establishing and maintaining contractual affiliations with leading eye care professionals in each of our regional markets.

  Our Business Model

   We have focused on building regional clusters of eye surgery and laser centers and affiliated eye care professionals. We structure these regional clusters to achieve a hub and spoke configuration of affiliated eye care professionals around our eye surgery and laser centers. We believe our business model provides us with several advantages in assisting our affiliated eye care professionals in developing a laser vision correction practice. These advantages include our ability to:

  . establish and maintain long-term relationships with leading ophthalmologists and optometrists through access to our eye surgery and laser centers, clinical research capability and range of business, administrative and financial services

  . assist our affiliated eye care professionals in establishing regional market leadership in laser vision correction through our clinical research, information technology and marketing know-how

  . provide our affiliated eye care professionals with the benefits of regional brand recognition

  . create multiple sources of revenue through the range of business, administrative and financial services and eye care products that we offer

We work with our affiliated eye care professionals to develop a patient-consumer approach that we believe benefits not only the growth of their laser vision correction practices, but all aspects of their continuum of eye care services, ranging from basic eye examinations to the treatment of complex eye and vision conditions.

   We have implemented our business model in each of our existing regional markets, building around the following key components:

   Long-term affiliations with leading eye care professionals. We believe the combination of access to our eye surgery and laser centers, clinical research programs and the full range of business,

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administrative and financial services that we offer enhances our ability to affiliate with leading eye care professionals in each of our markets. In addition, we are working with our affiliated eye care professionals within particular markets to reorganize their existing medical practices into a single legal and business entity in that market. We believe that having a single entity in each of our markets permits an efficient consolidation of fixed overhead and staff, implementation of a common information technology system, effective division of labor among ophthalmologists and optometrists, and establishment of a unified entity for marketing and branding purposes.

   Eye surgery and laser centers. We currently operate 10 eye surgery and laser centers, each of which is a wholly-owned, licensed ambulatory surgical center. Each of our eye surgery and laser centers is located adjacent to a clinic of one of our affiliated eye care professionals. These eye surgery and laser centers are designed to meet the demands of high volume eye surgeons, including surgeons focusing on laser vision correction. We believe that access to fully licensed ambulatory surgical centers in each of our markets provides our affiliated eye care professionals with a long-term competitive advantage since the centers are designed to efficiently accommodate a wide range of current and emerging surgical vision correction procedures and avoid relying on any particular technology or procedure.

   We believe we are well positioned to capture increased laser vision correction procedure volume and revenue in each of our eye surgery and laser centers. Currently, we have three eye surgery and laser centers that are approaching full utilization based upon a five day, eight hour per day work week. We can create further capacity in these three centers by extending surgery hours, adding surgery days, or adding additional lasers and related surgical equipment. Our other seven centers currently operate at an average utilization rate of 30%. In the future, when needed, we can increase the capacity of these seven centers in a manner similar to the other three. We also have additional capacity through our operation under service agreements of two laser vision correction centers where affiliated eye care providers perform laser vision correction surgery.

   Clinical research. Our eye-only research organization provides clinical and other research services to eye care device, product and pharmaceutical manufacturers, with an emphasis on laser vision correction and other refractive technologies. We believe our clinical research capability permits us and our affiliated eye care professional entities to:

  . attract and retain leading ophthalmologists and optometrists who seek the professional challenge associated with participating in clinical research activities

  . preview emerging vision correction and other ophthalmic technologies and adjust our business model and strategy accordingly

  . become early adapters to the latest technologies and procedures, thus enhancing our affiliated eye care professionals' patient care

  . establish a quality brand name and regional market leadership for our affiliated eye care professionals in vision correction surgery

   Business, administrative and financial services. We have established business, administrative and financial services which, we believe, have helped us to attract and retain leading ophthalmologists and optometrists. We believe that these services have helped generate significant growth in laser vision correction surgery revenue for our affiliated eye care professionals. These services include information technology, provider and patient-consumer directed marketing, office staffing services, professional and staff recruiting services, surgeon and staff training and optical products and services.

 Our Growth Strategy

   We are focused on the rapidly growing U.S. market for laser vision correction surgery and our goal is to become the leading laser vision correction services and facilities company in each of our existing and future regional markets. We intend to achieve this goal by continuing to establish contractual affiliations with leading eye care professionals and by implementing a growth strategy which includes the following specific components:

   Expanding our presence in existing regional markets. We believe that there are significant growth opportunities in our existing regional

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markets. We believe that the following factors will drive this growth:

  . increasing demand for, and patient-consumer acceptance of, laser vision correction surgery

  . significant expansion of our marketing services, including patient-consumer directed marketing designed to enhance awareness of the laser vision correction expertise of our affiliated eye care professionals and the full range of eye care services that they offer

  . acquiring existing or establishing new eye surgery and laser centers

  . acquiring existing or establishing new laser vision correction centers

  . contractual affiliations with additional ophthalmologists and optometrists

  . continued development and implementation of our business, administrative and financial services

   Selectively targeting and entering new regional markets. We believe our management team's experience in building and developing successful eye care businesses will enable us to effectively identify additional markets in which to build regional clusters of eye surgery and laser centers and affiliated eye care professionals. We intend to enter new markets through multiple avenues, including:

  . acquiring existing or establishing new eye surgery and laser centers

  . acquiring existing or establishing new laser vision correction centers

  . entering into contractual affiliations with leading ophthalmologists and optometrists

  . developing and implementing our business, administrative and financial services in each new region

   Providing patient-consumer directed marketing support to our affiliated eye care professionals. We believe our affiliated eye care professionals have experienced improved market share as a result of our patient-consumer directed marketing support, and we intend to continue to invest in these programs. Our regional marketing activities include:

   .direct to patient-consumer advertising

  . patient seminars on laser vision correction

  . centralized toll free call centers

  . corporate and group sales

all of which are designed to create consumer brand awareness for us and our affiliated eye care professionals. This marketing support allows our affiliated eye surgeons to reach a broader range of new patients with the latest information concerning laser vision correction, as well as traditional eye care services. We also assist affiliated eye surgeons in establishing procedures for co-managing patients with optometrists. This provides eye surgeons with an opportunity to focus on surgery and better leverage their time, while also allowing patients to elect to have their optometrist participate in their continuing care.

   Capitalizing on and expanding our eye-only research organization. Our research activities provide our affiliated eye care professionals with early access to, and experience with, the latest vision correction technologies in advance of many competing eye surgeons. We believe that there are significant growth opportunities for the research business because of the prevalence of new eye care devices, products and pharmaceuticals in development, and the demand among eye care device, product and pharmaceutical companies for these types of services. We believe that we will be able to use our marketing, information systems and management experience to further pursue these growth opportunities. We further believe that these research opportunities will expand as we continue to affiliate with leading ophthalmologists and optometrists in both our existing and future markets. As we grow, we plan to expand our clinical research activities to other regions and more actively market our research-related services to eye care device, product and pharmaceutical companies.

   Continuing to develop and implement business, administrative and financial services to enhance laser vision correction growth. We believe that our full complement of business, administrative and financial services will continue to provide us with an advantage in attracting, affiliating and maintaining affiliations with leading ophthalmologists and optometrists. These services include:

  . information technology

  . provider and patient-consumer directed marketing

  . clinic and office staffing services

  . professional and staff recruiting services

  . surgeon and staff training

  . optical products and services

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We also expect to build upon this portfolio of services. In 1999, we plan to implement new information technology offerings including an intranet-based patient marketing and scheduling system, patient outcomes tracking and an optical point-of-sale system. All of these will be integrated into our new, enterprise wide e-community and data warehouse.

Business Operations

 Eye Surgery and Laser Centers

   We operate 10 eye surgery and laser centers, each of which is a wholly-owned, licensed ambulatory surgical center. Eye care professionals perform laser vision correction, cataract and other eye related surgical procedures at our eye surgery and laser centers. We currently have nine excimer lasers in service and an additional three lasers dedicated to conducting clinical trials. We plan to deploy additional excimer lasers in 1999.

   All of our current FDA-approved lasers are subject to a supply agreement with Summit Technology, Inc. This supply agreement is nonexclusive and we are free to obtain lasers from other laser manufacturers. Under this agreement, we have the right to utilize Summit-manufactured lasers for periods ranging from 36 to 42 months. During these periods, we pay Summit monthly based on the number of procedures performed with each laser. We are required to pay for a minimum number of procedures on each laser during the commitment period, whether or not these procedures are actually performed. Summit may terminate the agreement with respect to any particular laser if we fail, after reasonable cure periods, to comply with the terms of the agreement relating to the particular laser or to pay Summit the required monthly payments. We may terminate the agreement with respect to any particular laser if: (a) we satisfy the minimum payment obligations required to be paid to Summit during the term, or (b) if the FDA withdraws or materially restricts its approval of the use of Summit's excimer laser.

   We generally try to acquire or establish eye surgery and laser centers with two suites. This allows for efficient use of the surgeon's time since operative preparation can be performed in one suite while the surgeon operates in the adjacent suite. To date, each of our eye surgery and laser centers has been located adjacent to one of the clinics of our affiliated professional entities. This further contributes to the time and cost efficiency of surgical operations and facilitates our ability to coordinate pre- and post-operative patient visits between our affiliated ophthalmologists and optometrists.

   Today, most forms of laser vision correction surgery may be performed in a clean room in a physician's office and we have structured the operation of two laser vision correction centers in this manner. As new vision correction technologies are developed, however, we believe that medical standards will dictate that some types of surgical vision correction procedures will need to be performed in a licensed ambulatory surgery center or hospital. Examples of new technologies currently in clinical trials include phakic intraocular lenses and implantable contact lenses.

   Accordingly, we believe that the flexibility of our eye surgery and laser centers to accommodate the full spectrum of existing and future vision correction surgeries will provide us with an advantage over our competitors whose facilities may not be able to accommodate these procedures. This advantage is further enhanced in those states with rigorous certificate of need requirements that make it difficult to construct a licensed facility.

   Eight of our surgery and laser centers have been accredited by the American Association of Ambulatory Healthcare (AAAHC), and we expect our two remaining centers to be accredited by the end of 1999. We believe as managed care panels shift to requiring accreditation by the AAAHC or the Joint Commission on Accreditation of Healthcare Organizations as a condition to reimbursement, our accreditation will provide us a competitive advantage with respect to reimbursable procedures including, for example, cataract surgery.

 Services and Products

   Long-Term Service Agreements. We have long-term service agreements in place with professional entities covering 44 ophthalmologists and 39 optometrists, who provide eye care services in one or more of our 45 eye care clinics. Generally, we seek to cluster eye care clinics within regional

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markets that can support one or more eye surgery and laser centers. Our strategy involves affiliating with leading eye care professionals within a regional market until we have achieved a cluster of eye care clinics, affiliated eye care professionals and eye surgery and laser centers in a hub and spoke configuration throughout the regional market.

   We believe that acquiring or building concentrated clusters of eye care clinics around eye surgery and laser centers allows us to more effectively utilize our eye surgery and laser center capacity. Each cluster has a regional management team and uniform information technology. As a result, we can more effectively assist affiliated eye care professionals in creating brand name recognition within their regional market and integrating subspecialists in a manner that effects a more efficient division of labor.

   We provide services, facilities and equipment to our affiliated eye care professionals under long-term service agreements. These service agreements are generally for a 40-year term and require us to provide all of the business, administrative and financial services necessary to operate the eye care clinics and optical retail outlets. These services typically include:

  . billing, collection and cash management services

  . procuring and maintaining all office space, office and medical supplies, medical and nonmedical equipment, information systems, and furniture and furnishings

  . subject to federal and state law, recruiting, employing, supervising and training all non-professional personnel

  . assisting our affiliated eye care professionals in recruiting additional ophthalmologists and optometrists

  . information technology services

  . marketing services

  . assisting our affiliated eye care professionals with the establishment and implementation of quality assurance, risk management and utilization review programs

  . assisting our affiliated eye care professionals in obtaining and maintaining federal, state and local licenses and permits

  . negotiating managed care contracts on behalf of our affiliated eye care professionals

   The professional entities or our affiliated eye care professionals, and not us, generally enter into managed care agreements relating to the provision of professional and dispensing services. Occasionally, we may execute a managed care agreement as agent on behalf of our affiliated eye care professionals; however, our affiliated eye care professionals or entities are the providers under these contracts. Collectively, our affiliated eye care professionals are parties to only four capitated agreements, which generate less than $100,000 in total annual revenues. We also have entered into managed care agreements in our capacity as the owner and operator of eye surgery and laser centers. None of these agreements is on a capitated basis.

   The service agreements provide that our affiliated eye care professionals retain sole control over:

  . the dispensing of all medical and other professional services to their patients

  . all decisions relating to the selecting, hiring, compensating and terminating of eye care professionals

  . all corporate governance decisions and other internal matters affecting the operation of their legal entities

  . the employment of a sufficient number of ophthalmologists and optometrists to provide professional eye care services to their patients

   Under the service agreements, we are generally required to pay substantially all expenses incurred in connection with the business and medical operations of our eye are clinics and optical retail outlets, except for the salaries and benefits of those eye care professionals who have an ownership interest in the professional entity employing them. Our affiliated eye care professionals then reimburse us on a monthly basis for those expenses that we pay on their behalf. Other than our responsibility for payment of the eye care clinic and optical retail outlet expenses, we are not required to make any loans to any individual eye care professionals or their professional entities.

   In addition to reimbursing us for eye care clinic and optical retail outlet expenses, our affiliated

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professional entities pay us a monthly fee for our services. This is generally a targeted monthly fee established in an annual budget that we negotiate each year with our affiliated eye care professionals. This targeted monthly fee is adjusted upward or downward in direct proportion to any positive or negative variance in the actual monthly operating results of the eye care clinics and optical retail outlets from their respective budgeted monthly operating results. There are no limitations on the amount of these fee adjustments. On average, excluding reimbursement of expenses that we pay on behalf of our affiliated professional entities, the fees paid to us in 1998 represented 35.7% of the earnings before interest and taxes of the professional entities. The earnings of an affiliated professional entity are determined by subtracting the expenses of the eye care clinics and optical retail outlets from the professional services and other revenues earned by the professional entity. These expenses generally include all expenses incurred in connection with the business and medical operations of the professional entity, except for any salaries and benefits of those eye care professionals who have an ownership interest in the professional entity. Each professional entity is then responsible for paying the salaries and benefits of its eye care professional-owners from the amount retained by the professional entity after paying our fee. To the extent the targeted monthly fee is adjusted upward or downward as described above, the amounts retained by the affiliated professional entities to pay the eye care professional- owners' salaries and benefits are correspondingly adjusted upward or downward. If in any given month an affiliated professional entity's expenses relating to the operation of its eye care clinics and optical retail outlets exceed the revenue derived from these operations, we would not receive a management fee from that entity for that month.

   The service agreements are not terminable by our affiliated eye care professionals or professional entities unless the termination is for cause, which generally requires a court to make a final determination that we have materially breached a fiduciary duty owed to the eye care professionals, or that we have misappropriated or misapplied funds of the eye care professionals. We cannot terminate the service agreement unless the termination is for cause, which generally requires that:

  . one or a group of affiliated eye care professionals lose their medical licensing

  . the professional entity loses its Medicare provider number or ability to treat Medicare patients

  . the professional entity dissolves or goes bankrupt

  . the affiliated professional entity defaults in the performance of any of its material duties

   If an affiliated professional entity terminates its service agreement for cause, it has the right, but not the obligation, to purchase all of the following assets as of the termination date: (a) the unamortized intangible assets, deferred charges and other amounts relating to the service agreement;
(b) all improvements, additions or leasehold improvements relating to the clinic offices; and (c) all of the equipment originally acquired by us from the affiliated professional entity and all other equipment, tangible assets, inventory and supplies relating to the operation of the clinic offices. The purchase price for these assets typically ranges from the book values we maintain for purposes of our financial statements to fair market value. If the affiliated professional entity elects to exercise this purchase right, it must also assume all of our debts, contracts and other obligations principally relating to our management of its clinics.

   If we terminate a service agreement for cause, we have the right, but not the obligation, to require the affiliated professional entity to purchase all of these assets as of the termination date. The purchase price for these assets is determined in the same manner described in the prior paragraph. If we exercise our right to require the affiliated professional entity to purchase these assets, it must also assume all of our debts, contracts and other obligations principally relating to our management of its clinics.

   In satisfying its purchase obligations, the affiliated professional entity is generally required to pay cash for the repurchased assets. If the affiliated professional entity terminates the service agreement for cause, however, then it may elect to transfer to us shares of our common stock as a credit against the purchase price. The value of any transferred shares will be based on their fair market value as of the termination date.

   A policy board is responsible for overseeing management and administrative policies relating to

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the operation of all affiliated professional entities within a region. Each policy board consists of an even number of members, one-half of whom are appointed by us and one-half of whom are appointed by our affiliated eye care professionals. Duties of these policy boards include: (a) review and approval of any renovation and expansion plans and capital expenditures with respect to the eye care clinic facilities; and (b) long-term strategic planning objectives.

   Generally, affiliations with our eye care professionals have been the result of acquisitions of their non-medical assets, including equipment and office leases, for consideration consisting of a combination of stock, notes or cash. In connection with these transactions, a professional entity owned by the affiliated eye care professionals enters into employment agreements with the ophthalmologists and optometrists that generally have five year initial terms. Typically, these agreements contain restrictions on the eye care professional's ability to compete with us, and on his or her ability to recruit our or their employees or interfere with patient relationships. These covenants usually survive termination of employment for up to one year. During the initial terms, ophthalmologists who have an equity interest in an affiliated professional entity are required to pay liquidated damages to the affiliated professional entity if they terminate their employment. Our service agreements generally require the affiliated professional entities to remit these damages to us.

   Provider and Patient-Consumer Marketing Support. Our marketing professionals perform detailed analyses for each of our regional markets. An awareness program is developed for each market that includes advertising, public relations and direct marketing programs. An important component of our marketing support strategy involves creating brand recognition. This applies equally to branding NovaMed Eyecare to ophthalmologists andoptometrists, as well as branding our regional clusters of affiliated eye care professionals to patient-consumers. We are working with our affiliated eye care professionals within particular markets to reorganize their existing medical practices into a single legal and business entity. This allows us to use a single brand name for advertising and other marketing purposes. To date, we have implemented this strategy in Kansas City, Louisville and Richmond, and we plan to implement this strategy in Chicago and St. Louis by the end of 1999.

   We believe this single regional brand strategy provides stronger name recognition than would otherwise be possible, reinforces the regional brand's reputation for laser vision correction and the broad eye care expertise of our affiliated eye care professionals, and provides cost efficiencies through marketing economies of scale. As a result we believe that a single regional brand provides an important advantage in the highly-fragmented laser vision correction market. This branding strategy supports our goal of becoming the leading laser vision correction services and facilities company in each regional market we choose to enter.

   We provide our affiliated eye care professionals with uniform brochures and marketing support and utilize targeted media penetration including local radio, television and newspaper advertisements. In addition, we develop specialized programs targeting ophthalmologists and optometrists in order to help them educate patient-consumers. We also have a dedicated sales and marketing team focused on corporate and group sales.

   Our marketing programs encourage patient-consumers to contact one of our toll free call centers, where we provide them with further information and attempt to enroll them in a laser vision correction informational seminar or schedule them directly for an in-office consultation with one of our affiliated eye care professionals. Our affiliated eye care professionals plan to deliver more than 600 informational seminars across our five regional markets in 1999.

   We provide personnel and assistance to our affiliated eye care professionals to facilitate a service-driven, pleasant experience for their patients. This includes management of schedules to foster on-time appointments and laser vision correction counselors to help current and potential patients understand the laser vision correction procedures and processes.

   Our ten person marketing staff is decentralized, with a marketing director in each region providing expertise on local market issues, supported by a staff that coordinates key initiatives across markets.

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   We encourage our affiliated eye care professionals to develop relationships with optometrists and other primary care physicians in their region. In addition, attendance and visibility at local professional society meetings, presentations at education meetings and published research all help to promote the professional standing of our affiliated eye care professionals within the ophthalmology and optometry community.

   Information Technology. We have designed our information technology strategy to provide our locations with standardized information systems and business processes which allow us to generate timely, accurate and consistent information for our management team and affiliated eye care professionals. We have an in-house information technology group consisting of 25 people who are responsible for the installation, training, support and operation of these systems.

   We provide our affiliated eye care professionals with installation and operational services to support our standard management and financial reporting information systems. After we establish a new affiliation, our information technology specialists complete an advanced deployment of our information technology systems at the new affiliated eye care professional's offices. This initial installation allows newly affiliated eye care professionals to access our company-wide e-mail system, providing quick and easy access to our corporate resources and to eye care professionals at our other regional eye surgery and laser centers and eye care clinics of our affiliated eye care professionals. Generally, within 60 days of our advanced deployment, all accounting functions are integrated with our corporate finance system. To date, we have fully integrated all of our eye surgery and laser centers and the eye care clinics of our affiliated eye care professionals into the standard financial accounting systems and most of our locations have been fully integrated into our management systems, with the remaining locations expected to be incorporated into our management systems by the end of 1999.

   To further capitalize on our investment in information systems, we are currently developing enhancements to our laser vision correction marketing system and our consolidated reporting capability to enable us to track and coordinate the activities of our eye surgery and laser centers, affiliated eye care clinics and eye surgeons and co-managing optometrists. We also are developing software enhancements for patient outcomes tracking, optical point-of-sale and our Internet website. These enhancements will become part of our e-community, which will also include projects under development, including data warehousing and a new provider relationship management system.

   Our data warehouse is designed to consolidate information, including revenue, expense, patient demographics, procedures and clinical information, across our eye surgery and laser centers and affiliated eye care clinics. This data warehouse will enable us to improve decision support and reporting capabilities at the corporate and affiliated eye care professional levels.

   Our new provider relationship management system enables us to track and coordinate the activities of our eye surgery and laser centers, the eye care clinics of our affiliated eye care professionals, affiliated eye surgeons and co-managing optometrists. We believe that this new system will allow us to significantly improve our ability to create contacts with our affiliated eye care professionals' patients, improve relationships with our affiliated eye care professionals and provide new opportunities to enhance and expand our business, administrative and financial services. In addition, this system will enable us to track our affiliated eye care professionals' patients through our call centers, eye surgery and laser centers, affiliated eye care clinics and Internet website. As a result, we will have the ability to maintain contact with, and promote the eye care services offered by our affiliated eye care professionals to, these patients.

   Administrative Services. As part of the administrative services provided to our eye surgery and laser centers and affiliated eye care professionals, we:

  . recruit, train, and oversee a regional management team in each of our markets to implement various operational and strategic initiatives and to integrate our operations

  . evaluate and improve the clinical operations of our eye surgery and laser centers and affiliated eye care clinics and optical retail outlets in order to improve eye care professional and staff productivity and provide quality patient care

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

  . provide billing and collection, cash management and financial accounting and reporting services

   Recruiting. We have three full-time recruiting professionals on staff to assist our affiliated eye care professionals in recruiting ophthalmologists, optometrists and support staff. These recruiting services include identifying candidates, negotiating employment agreements and structuring compensation and benefits packages for eye care professionals and support staff. Our internal recruiting efforts allow our existing eye care professionals to avoid diverting time and attention from providing eye care services to patients. Our dedicated recruiting staff also allows us to minimize the costs associated with retaining recruiting firms.

   Surgeon and Staff Training. Several of our affiliated ophthalmologists serve as lead investigators in clinical trials of eye care devices, products and pharmaceuticals. As a result, some of our eye surgeons have established clinical best practices in the field of vision correction. In our surgical training program, these surgeons share these practices with our other affiliated eye care professionals. Our leading affiliated eye surgeons frequently meet with our other affiliated eye care professionals, both individually and in all-doctor meetings, to educate them on new technologies. We do not pay these eye surgeons for participating in the training of other affiliated eye care professionals. We believe that they participate because their participation:

  . contributes to their reputation in the professional community

  . provides a useful forum for discussing new ideas and techniques with other eye care professionals who have a common interest through their affiliation with us

   Our involvement in clinical research also affords our affiliated eye care professionals early access to certification and training programs for new technologies. All of our eye surgeons are certified to use the excimer laser by third party certification programs. In addition, most of our eye surgeons have been trained in Intacs(TM), a non-laser refractive surgery procedure recently approved by the FDA.

   We also have a comprehensive clinic staff training program that covers all aspects of eye care, with a focus on laser vision correction. Under the program, we regularly provide clinic staff with training in the latest clinical technologies, information technology systems, business processes and patient-consumer marketing strategies. Our programs are designed to develop best practices at the clinic staff level and stress the importance of the patient-consumer experience to our overall business strategy.

   Co-Management. A vision correction procedure typically involves, in addition to the surgical procedure itself, a pre-operative examination and up to six post-operative examinations within a year of surgery. These post-operative visits allow an eye care professional to monitor a patient's healing and vision improvement. A patient often may elect to have the post-operative examinations performed by an optometrist. This allows ophthalmologists to focus on performing laser vision correction surgery procedures, while optometrists focus on pre- and post-operative care. The coordination of this care and the communication between ophthalmologists and optometrists are critical to achieving quality patient care, maximizing patient satisfaction and achieving the optimal division of labor. Our information technology system fosters this coordination and communication between eye care professionals to ensure the co-management relationship is as seamless as possible for the patient.

   Optical Retail Business. Under the terms of our long-term service agreements, we assist our affiliated eye care professionals in operating 28 optical retail outlets across our five regional markets. Each of these affiliated optical retail outlets is located in a clinic of one of our affiliated eye care professionals. These retail outlets sell eyeglasses, contact lenses and related optical products and accessories to patient-consumers. As part of the business, administrative and financial services for which we receive a management fee under these agreements, we:
  . employ the non-medical staff in these retail outlets
  . manage optical product inventory, including scheduling of shipping and delivery
  . assist in optical product pricing and marketing efforts

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 Optical Services and Products

   Optical Laboratory. We own and operate three full-service wholesale optical laboratories that specialize in surfacing, finishing and distributing corrective lenses and eyeglasses. These optical laboratories employ 65 individuals. Our laboratories have in excess of 325 active customers, including affiliated and non-affiliated ophthalmologists, optometrists, opticians and optical retail chains.

   Optical Products Purchasing Organization. Our optical products purchasing organization, allows affiliated and non-affiliated eye care professionals to purchase optical products through us at volume discounts. This purchasing center operates out of a leased 5,000 square foot facility located in Roseville, Illinois, and has 18 full-time employees. We have in excess of 500 customers that utilize our optical products purchasing organization. We also provide monthly reports to our customers that allow them to identify purchasing trends and manage their optical product inventories more efficiently. We intend to expand the scope of services offered to our customers by including eye care equipment used in our affiliated and non-affiliated eye care professionals' offices and optical laboratories.

 Research

   Our eye-only research center in Kansas City, Missouri, conducts Phase II-IV clinical trials on eye care devices and pharmaceuticals, with an emphasis on laser vision correction-related items. We believe our research center is the largest non-university affiliated eye care research facility of its kind in the U.S. The center has three excimer lasers that are dedicated for use in clinical trials. The center also currently has research sponsor agreements relating to 30 clinical studies involving over 500 subjects participating in clinical trials. The staff at our research center has a combined 60 years of research experience. To date, more than 100 studies have been completed at the Kansas City research center. Currently, our affiliated eye care professionals are involved in research studies in all five of our regional markets.

   We believe the quality of the Kansas City research center's results is demonstrated by the high rate of same-sponsor studies conducted at the center. The center competes for research projects based on its ability to provide appropriate patient candidates as well as accurate, prompt and reliable clinical data to research sponsors. Research relates to both vision correction surgery and pathology studies, with vision correction technology research studies accounting for approximately two-thirds of the trials we conduct. Other studies also involve device or pharmaceutical treatments for glaucoma, cataracts, retinal and other eye and vision conditions.

We own the assets of the Kansas City research center, and we employ all of its non-medical personnel. Five of our affiliated eye care professionals supervise, manage and conduct the medical aspects of the clinical trials at the center, supported by our eight full-time research coordinators. Prior to July 1999, a professional entity owned by our affiliated eye care professionals in Kansas City entered into each of the sponsor agreements, and this professional entity received the clinical trial fees paid by the sponsors. We derived additional management fees under our service agreement with this Kansas City professional entity as a result of these revenues. In July 1999, we acquired clinical research assets including substantially all of these sponsor agreements from the Kansas City professional entity. See "Certain Transactions--Purchase of Clinical Research Contracts". Under these agreements, we will derive revenues from various services including:

  . identifying and providing investigators to conduct the clinical studies

  . providing the non-medical personnel, supplies and equipment necessary for the performance of the clinical trials

  . maintaining possession of all research records

From these revenues, we will then pay our affiliated eye care professionals a fee for various services they provide as investigators in these trials including:

  . recruitment and enrollment of patients

  . performance of all patient medical treatments

  . timely and accurate reporting of complications and adverse events

  . preparation of any reporting documentation required by the FDA or any sponsors

Our research capability is an essential component of our integrated eye care services model. We believe the center's reputation for conducting quality research enhances our ability to recruit, establish and maintain affiliations with leading eye care providers due to the prestige of associating with a highly-regarded research program. We also believe our access to new technology allows us to be an early adapter to shifts in science and technology relative to our competitors.

Competition

The market for laser vision correction and other refractive surgery is subject to intense competition. We and our affiliated eye care professionals compete with other entities, including:

  . refractive laser center companies

  . hospitals

  . individual ophthalmologists

  . other surgery and laser centers

  . manufacturers of excimer laser equipment

in offering these services and access to related equipment. In addition, the laser vision correction and other refractive surgery procedures performed by affiliated eye care professionals at our eye surgery and laser centers compete with more traditional non-surgical treatments for refractive conditions, including eyeglasses and contact lenses.

   Eye care professionals interested in deploying excimer laser technology have formed commercial enterprises in order to support the capital requirements for acquiring the lasers and other necessary equipment. The industry today remains highly fragmented, with most procedures performed by independent physician groups. Several laser vision correction companies are developing national operations. In addition, several eye care companies are featuring access to laser vision correction and other refractive surgery services as a component of their eye care practice development activities.

   Our eye surgery and laser centers and affiliated eye care professionals generally compete on the bases of:

  . quality of patient care

  . reputation

  . price

We compete in fragmented geographic markets and do not face any single dominant U.S. national competitor. Our principal corporate competitors in the market for services and facilities related to laser vision correction and other refractive surgery include TLC The Laser Center, Inc., Laser Vision Centers, Inc., ClearVision Laser Centers, Ltd., LCA-Vision Inc. and ARIS Vision, Inc.

   In the market for providing business, administrative and financial services to eye care professionals, we primarily compete with Omega Health Systems, Inc. and Vision Twenty-One, Inc. The bases for competition in this market include:

  . service

  . pricing

  . strength of delivery network

  . strength of operational systems

  . the degree of cost efficiencies

  . access to surgery facilities

  . marketing strength

  . information technology systems

  . managed care expertise

  . patient access

  . quality assessment programs

   Although there are competitors in some of our markets who charge less than us for the products and services we provide, we believe that our integrated eye care model and alliances with recognized industry leaders afford us a competitive advantage. Similarly, there are competitors of our affiliated eye care professionals who charge less than them for laser vision correction. However, we believe that industry experience to date suggests that price generally has not been the driving factor in the patient decision regarding laser vision correction.

   Suppliers of eyeglasses and contact lenses, including, for example, optometric chains, may also compete with us and our affiliated eye care professionals, either by marketing alternatives to laser vision correction or other refractive surgery procedures or by purchasing excimer lasers and offering refractive surgery to their customers.

   We compete in the optical laboratory market on the bases of:

  . quality of service

  . breadth of services

  . reputation

  . price

Our three wholesale optical laboratories face a variety of national, regional and local competitors.

   In the market for providing optical group purchasing services, we primarily compete with C&E Vision Group, Block Vision, Vision West and Buyer's Edge. Competition in this market is based upon:

  . service

  . price

  . strength of the purchasing organization, including the ability to negotiate discounts

Although there are competitors in some of our markets that charge less than us for optical laboratory and optical products purchasing services, we believe that our expertise in providing custom surfacing and finishing in our laboratory and the purchasing services from our optical products purchasing organization afford us a competitive advantage in each of these markets.

Employees

   As of June 30, 1999, we had approximately 889 employees. Approximately 135 are engaged in corporate management, 478 in eye care clinics, 142 in our eye surgery and laser centers, 40 in optical retail outlets, 71 in our wholesale optical laboratories, 15 in optical group purchasing services and eight in clinical research. We are affiliated with 44 ophthalmologists and 39 optometrists. We believe that our relations with our employees are good. We are not a party to any collective bargaining agreements.

Properties

   We do not own any real property. We lease space for our corporate headquarters in Chicago, our regional offices, our surgery and laser centers, the clinics of our affiliated eye care professionals and our optical services manufacturing and warehouse operations. In some cases, these facilities are leased from affiliated providers. See "Certain Transactions" and notes 9 and 14 to our consolidated financial statements included in this prospectus. The terms and conditions of our real property leases vary. The forms of lease range from "modified triple net" to "gross" leases, with terms generally ranging from month-to-month to five years, with multiple five-year renewal terms at our option. Generally, our eye surgery and laser centers, eye care clinics and optical retail outlets are located in medical complexes, office buildings or free standing buildings. Any capacity constraints with our affiliated eye care clinics and optical retail outlets can generally be resolved either through a build-out of adjacent space or the leasing of additional office space in other proximate locations. Depending on state licensing and Certificate of Need issues, addressing capacity constraints in any of our eye surgery and laser centers in a similar manner may require state regulatory approval.

Legal Proceedings

   There are no material lawsuits or administrative actions pending, or to our knowledge, threatened, which may have a material adverse effect upon our business, financial condition or results of operations.

                             GOVERNMENT REGULATION
   As a participant in the health care industry, our operations and the operations of our affiliated opthalmologists and optometrists are subject to extensive and increasing regulation by governmental entities at the Federal, state and local levels. Many of these laws and regulations are subject to varying interpretations, and we believe courts and regulatory authorities generally have provided little clarification. Moreover, state and local laws and interpretations vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately predict interpretations of applicable law, and some of our activities, or the activities of our affiliated eye care professionals, could be challenged.

   We believe that our business operations and arrangements with our affiliated eye care professionals comply in all material respects with Federal, state and local laws. Additionally, it is our understanding that our affiliated ophthalmologists and optometrists comply in all material respects with Federal, state and local law, although we cannot assure you of this compliance. However, we cannot assure you that Federal or state regulatory authorities would not challenge any of these relationships or arrangements. If any of our activities are challenged, we may have to divert substantial time, attention and resources from running our business to defend against these challenges regardless of their merit. If we do not successfully defend these challenges, we and our affiliated providers may face a variety of adverse consequences including service agreements being terminated or rendered unenforceable, third party payor agreements being terminated, affiliated providers losing their eligibility to participate in Medicare, Medicaid or other federal health care programs, or losing other contracting privileges and, in some instances, civil or criminal fines. Under some circumstances, we may be able to redesign or reformulate our relationships or arrangements to address these challenges. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

   The regulatory environment in which we and our affiliated eye care professionals operate may change significantly in the future. Numerous legislative proposals have been introduced in the U.S. Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. health care system. In response to new or revised laws, regulations or interpretations, we could be required to revise the structure of our legal arrangements or the structure of our fees, incur substantial legal fees, fines or other costs, or curtail our business activities, reducing the potential profit to us of some of our legal arrangements, any of which may have a material adverse effect on our business, financial condition and results of operations.

   The following is a summary of some of the health care regulatory issues affecting us, our affiliated eye care providers and our respective operations.

Federal Law

   Anti-Kickback Statute. The Federal anti-kickback statute prohibits the knowing and willful solicitation, receipt, offer or payment of any direct or indirect remuneration in return for the referral of patients or the ordering or purchasing of items or services payable under Medicare, Medicaid or other federal health care programs. Violations of this statute may result in criminal penalties, including imprisonment or criminal fines of up to $25,000 per violation, civil penalties of up to $50,000 per violation, and exclusion from federal programs including Medicare or Medicaid.

   The Federal anti-kickback statute contains a number of exceptions. In order to address the problems created by the broad language of the statute, Congress directed the Department of Health and Human Services to develop regulations, known as safe harbors, to the Federal anti-kickback statute. However, relationships for which there is no safe harbor protection and relationships that do not meet the prescribed safe harbor standards do not necessarily violate the statute.

   We believe our operations comply in all material respects with the Federal anti-kickback statute. However, some aspects of our business, the business of our affiliated providers, and our relationships with our affiliated providers either do not meet the prescribed safe harbor standards, or relate to practices for which no safe harbor standards have been proposed. These include:

 . interests in us held by affiliated eye care professionals through stock ownership and promissory notes made by us

 . marketing and managed care services provided to our affiliated professional entities, where our services revenue is based, in part, on the revenue or profit that is generated from these entities

 . if we are deemed a provider of health care services, through our surgery and laser centers or otherwise, referrals of patients to us from our affiliated eye care professionals that own shares in us

 .  our role as an optical products purchasing organization

 . compensation relationships between our affiliated ophthalmologists and optometrists and their affiliated professional entities

 . referrals between one of our affiliated professional entities and an entity with which that professional entity has a financial relationship, including, for example, for the rental of office equipment or space

 .  referrals among our affiliated professional entities

 . co-management relationships of our affiliated providers, which could be interpreted as an agreement between ophthalmologists and optometrists to refer patients to one another

   The federal agency responsible for interpreting and enforcing this statute has stated that if ophthalmologists and optometrists engage in agreements to refer, they may be violating the anti-kickback statute. Vision correction surgery is not reimbursable by Medicare, Medicaid or other federal programs, and thus the Federal anti-kickback laws do not generally apply to our activities, and the activities of our affiliated eye care professionals, in the areas of vision correction surgery. However, this agency also has taken the position that this statute applies to non-Medicare or Medicaid covered services, if the arrangement has an impact on referral patterns for services covered by Medicare or Medicaid. Further, we and our affiliated eye care professionals are subject to state anti-kickback laws that are similar in nature.

   No safe harbor currently exists to protect co-management relationships between providers. We believe, however, that these arrangements comply in all material respects with the Federal anti-kickback laws because our affiliated eye care professionals are paid solely for the services they perform and these payments reflect the fair market value of the services each eye care professional offers each patient. In addition, approximately six years ago, a safe harbor was proposed for "referral agreements for specialty services." While we believe that the co-management relationships of our affiliated eye care providers would satisfy the requirements of this proposed safe harbor, we cannot predict when, if ever, the final regulations will be published, whether they will differ from the proposal or whether they will apply to the co-management relationships of our affiliated ophthalmologists and optometrists.

   Self-Referral Law. Subject to limited exceptions, the Federal self-referral law, known as the "Stark Law," prohibits physicians and optometrists from referring their Medicare or Medicaid patients for the provision of "designated health services" to any entity with which they or their immediate family members have a financial relationship. "Financial relationships" include both compensation and ownership relationships. "Designated health services" include clinical laboratory services, radiology and ultrasound services, durable medical equipment and supplies, and prosthetics, orthotics and prosthetic devices, as well as seven other categories of services. We do not provide "designated health services." Our affiliated providers, however, do provide limited categories of designated health services, specifically, ultrasound services, including A-scans and B-scans, and prosthetic devices, including eyeglasses and contact lenses furnished to patients following cataract surgery.

   Violating the Stark Law may result in denial of payment for the designated health services performed, civil fines of up to $15,000 for each service provided pursuant to a prohibited referral, a fine of up to $100,000 for participation in a circumvention scheme, and exclusion from the Medicare, Medicaid and other Federal health care programs. The Stark Law is a strict liability statute. Any referral made where a financial relationship exists that fails to meet an exception constitutes a violation of the law.

   We do not believe that our operations are subject to the Stark Law. Specifically, with respect to referrals from our affiliated eye care professionals to us, including to our eye surgery and laser centers, we believe the Stark Law is not implicated. The

Stark Law's list of designated health services does not include services rendered by ambulatory surgery centers, including our eye surgery and laser centers.

   To the extent that our affiliated eye care professionals provide designated health services to Medicare and Medicaid beneficiaries, or make or receive Medicare or Medicaid referrals for these services, the Stark Law could be implicated. It is our understanding that our affiliated eye care professionals have structured their operations and compensation arrangements to comply with the Stark Law, although we cannot assure you of this compliance. Specifically, we believe that the referral by our affiliated eye care professionals to the retail outlets owned by their affiliated professional entities qualify for the in-office ancillary services exception to the Stark Law which applies to designated health services that are:

  . furnished by or under the direct supervision of a member of a physician group practice;

  . provided in the same building in which group practice physicians furnish physician services or in a building used by the group for the centralized provision of designated health services; and

  .  billed under a group practice billing number.

   Moreover, we also believe that our affiliated eye care professionals' provision of designated health services, including A-scans and B-scans, also qualifies for the in-office ancillary services exception.

   In January 1998, the government promulgated proposed rules interpreting provisions of the Stark Law. Because the proposed rules leave many ambiguities, it is likely that the final regulations will differ somewhat from the proposal. We believe that our affiliated professional entities have structured their arrangements in accordance with the proposed regulations. We do not intend to expand our business to include the provision of designated health services, and we believe that our affiliated professional entities do not intend to provide designated health services unless an exception to the Stark Law applies. Nevertheless, we cannot predict whether our affiliated professional entities will be affected once final regulations pursuant to the Stark Law are published.

   Civil False Claims Act. The Federal Civil False Claims Act prohibits knowingly presenting or causing to be presented any false or fraudulent claim for payment by the government, or using any false or fraudulent record in order to have a false or fraudulent claim paid. Violations of the law may result in repayment of three times the damages suffered by the government and penalties from $5,000 to $10,000 per false claim. Collateral consequences of a violation of the False Claims Act include administrative penalties and possible exclusion from participation in Medicare, Medicaid and other federal health care programs.

State Law

   Anti-Kickback Laws. In addition to the Federal anti-kickback law, a number of states have enacted laws which prohibit the payment for referrals and other types of anti-kickback arrangements. These state laws typically apply to all patients regardless of their source of payment. We believe that our operations comply in all material respects with the anti-kickback laws of the states in which we operate.

   Self-Referral Laws. In addition to the Federal Stark Law, a number of states have enacted laws which require disclosure of or prohibit referrals by health care providers to entities in which the providers have an investment interest or compensation relationship. In some states, these restrictions apply regardless of the patient's source of payment. We believe that our operations comply in all material respects with the self-referral laws of the states in which we operate.

   Corporate Practice of Medicine Laws. A number of states have enacted laws which prohibit the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process from anyone who is not a licensed physician. Many states have similar restrictions in connection with the practice of optometry. Application of the corporate practice of medicine prohibition varies from state-to-state. The following states where we operate bar the corporate practice of medicine: Illinois, Indiana and Kansas. In each of these states, a business corporation may not employ physicians or provide medical services. Because we neither employ physicians nor provide medical services, we believe that we comply in all material respects with the corporate practice of medicine laws in these states. Our arrangements with affiliated professional entities expressly limit our duties to provide management, administrative and business services to those that are necessary or appropriate for the day-to-day administration of the non-medical aspects of the affiliated professional entities. Our affiliated eye care professionals retain complete authority, responsibility, supervision and control over the provision of all medical and other professional healthcare services and are solely responsible for providing or supervising the provision of these services. However, because the corporate practice of medicine doctrine has been seldom enforced or litigated in the states where we do business, the precise parameters of the doctrine have not been defined, particularly in terms of the management responsibilities that may be delegated to a company that provides management services. Because of this, to the extent any act or service to be performed by us is construed by a court or enforcement agency to constitute the practice of medicine, our service agreements provide that our obligations to perform the act or service is waived. While we believe that we have structured our relationships with eye care professionals so that they comply, in all material respects, with applicable corporate practice of medicine restrictions, we cannot be sure that a particular state court or enforcement agency may not take a contrary view. In this case, we may be required to redesign or reformulate our relationships with our affiliated eye care professionals and there is a possibility that some provisions of our service agreements may not be enforceable.

   Fee-Splitting Laws. The laws of some states prohibit providers from dividing with anyone, other than providers who are part of the same group practice, any fee, commission, rebate or other form of compensation for any services not actually and personally rendered. Penalties for violating these fee-splitting statutes or regulations may include revocation, suspension or probation of a provider's license, or other disciplinary action. In addition, courts have refused to enforce contracts found to violate state fee splitting prohibitions.

   Four of the states where we currently do business prohibit some form of fee splitting: Illinois, Kansas, Kentucky and Virginia. The precise language and judicial interpretation of fee splitting prohibitions varies from state to state. Courts in some states have interpreted fee splitting statutes to prohibit all percentage of gross revenue and percentage of net profit management fee arrangements. Other state statutes apply only to prohibit fee splitting in return for referrals.

   Our management fee arrangements differ from those invalidated as unlawful fee splits because they establish a flat monthly fee that is subject to adjustment based on the degree to which actual practice revenues or expenses vary from budget. However, there is some risk that our arrangements could be construed by a state court or enforcement agency to run afoul of state fee splitting prohibitions. Accordingly, all of our service agreements contain either a reformation provision or a mechanism establishing an alternative fee structure, or both.

   Fee splitting statutes are also the focus of ongoing litigation in states where we do not currently conduct business. For example, litigation is pending in Florida and North Carolina concerning the validity of a percentage fee paid to a management company which conducts marketing services on behalf of a group of doctors. In connection with this litigation, the state agencies are taking the approach that these percentage arrangements violate the state's fee splitting laws. Accordingly, as we expand into additional states, we may need to amend or restrict various operations in order to ensure compliance with applicable state laws, rules and regulations.

   Facility Licensure and Certificate of Need. We may be required to obtain licenses from the state departments of health in states where we open or acquire eye surgery and laser centers. We believe that we have obtained the necessary licenses in states where licenses are required. However, we believe courts and state regulatory authorities generally have provided little clarification as to some of the regulations governing licensure requirements. It is possible that a state regulatory authority could challenge our position. With respect to future expansion, we cannot assure you that we will be able to obtain the required licenses. However, we have no reason to believe that, in states requiring facility licenses, we will be not able to obtain this license without unreasonable expense or delay.

   Some states require a Certificate of Need, or CON, prior to the construction or modification of an ambulatory surgery center, including, for example, our eye surgery and laser centers, or the purchase of specified medical equipment in excess of an amount set by the state. We believe that we have obtained the necessary CONs in states where a CON is required. However, we believe courts and state regulatory authorities generally have provided little clarification as to some of the regulations governing the need for CONs. It is possible that a state regulatory authority could challenge our determination. With respect to future expansion, we cannot assure you that we will be able to acquire a CON in all states where a CON is required.

   Insurance Provisions. Many states also regulate the establishment of various healthcare provider networks. These laws do not typically affect providers of business and administrative services to professional entities. We are aware, however, of some state insurance regulations requiring organizations involved in specified types of contracting arrangements to register with the state department of insurance and purchase surety bonds. It also is possible that a state could require our licensure as a provider network or organization, health maintenance organization or insurer. However, as long as another entity in the chain of contracts is licensed by the state department of insurance, we believe that we are unlikely to be viewed by any state where we do business as requiring a license from the department. Because NovaMed does not enter into any capitated or other risk-sharing contract without an HMO or other licensed entity in the chain of contracts, we believe that we are not required to be licensed under the insurance provisions of any states in which we currently operate. However, we believe courts and state regulatory authorities generally have provided little clarification as to some of the regulations governing the need for licensure. It is possible that a state regulatory authority could challenge our determination. We cannot assure you that we will be able to acquire an insurance license in all states where licensure is required. However, we have no reason to believe that in those states that require an insurance or other license, we will not be able to obtain one.

Excimer Laser Regulation

   Medical devices, including the excimer lasers used in our eye surgery and laser centers, are subject to regulation by the U.S. Food and Drug Administration, referred to as the FDA. Medical devices may not be marketed for commercial sale in the U.S. until the FDA grants pre-market approval for the device.

   The FDA has not specifically approved the use of LASIK or the use of excimer lasers to treat both eyes on the same day, commonly referred to as bilateral treatment. The FDA considers these uses to be a practice of medicine decision. Ophthalmologists, including our affiliated ophthalmologists, often perform LASIK and bilateral treatment in an exercise of professional judgment in connection with the practice of medicine.

   Failure to comply with applicable FDA requirements could subject us, our affiliated providers or laser manufacturers to enforcement action, product seizures, recalls, withdrawal of approvals and civil and criminal penalties. Further, failure to comply with regulatory requirements, or any adverse regulatory action, including a reversal of the FDA's current position that the "off-label," or non-FDA-approved, use of excimer lasers by physicians outside the FDA approved guidelines is a practice of medicine decision, which the FDA is not authorized to regulate, could result in a limitation on or prohibition of our use of excimer lasers.

Regulation of Laser Vision Correction Marketing

   The marketing and promotion of laser vision correction and other vision correction surgery procedures in the U.S. are subject to regulation by the FDA and the Federal Trade Commission, referred to as the FTC. The FDA and FTC have released a joint communique on the requirements for marketing these procedures in compliance with the laws administered by both agencies. The FTC staff also issued more detailed staff guidance on the marketing and promotion of these procedures and has been monitoring marketing activities in this area through a non-public inquiry to identify areas that may require further FTC attention. The FDA has traditionally taken the position that the promotion and advertising of lasers by manufacturers and physicians should be limited to the uses approved by the FDA. Although the FDA does not prevent surgeons from using excimer lasers off-label, the FDA reserves the right to regulate advertising and promotion of off-label uses.

                                   MANAGEMENT

Executive Officers and Directors

   The following table contains information with respect to our directors, executive officers and key employees:

Name         Age                                 Position
Stephen J.
 Winjum      36  President, Chief Executive Officer and Chairman of the Board of Directors

Ronald G.
 Eidell      55  Executive Vice President and Chief Financial Officer

E. Michele
 Vickery     44  Executive Vice President Operations

J. Gary
 Jordan      52  Senior Vice President Sales

Robert A.
 Wallach     41  Senior Vice President Marketing

John D.
 Hunkeler,
 M.D.        57  Medical Director and Director

R. Judd
 Jessup      51  Director

Scott H.
 Kirk,
 M.D.        46  Director

Steven V.
 Napolitano  40  Director

James B.
 Tananbaum   36  Director

Peter C.
 Wendell     49  Director

Douglas P.
 Williams,
 M.D.        41  Director

   Stephen J. Winjum, our founder, has been our President and Chief Executive Officer and a member of our board of directors since NovaMed's formation in March 1995. In May 1998, the board of directors established the position of Chairman, and Mr. Winjum has served in that capacity ever since. From 1991 through 1994, Mr. Winjum was general counsel to Midwest Uncuts, Inc., a national, full-service, wholesale optical laboratory. Prior to being general counsel for Midwest Uncuts, Mr. Winjum co-founded Midwest Uncuts Chicago, an optical company affiliated with Midwest Uncuts, and was its President and Chief Executive Officer for approximately 18 months. Mr. Winjum earned his J.D., cum laude, from the University of Notre Dame Law School in 1988, and his B.S.B.A., cum laude, in Accounting from Creighton University in 1985.

   Ronald G. Eidell has been our Executive Vice President and Chief Financial Officer since July 1998. From January 1996 to May 1998, Mr. Eidell was Senior Vice President and Chief Financial Officer of Metromail Corporation, a provider of information and technology products and services to direct marketing firms. From June 1988 to December 1995, Mr. Eidell worked at R.R. Donnelley & Sons Co., an international commercial printing company, where he was that company's Senior Vice President, Finance and Treasurer from January 1991 to December 1995, and a Vice President from June 1988 through December 1990. Mr. Eidell earned his M.B.A. from the University of Chicago in 1982 and his B.S. in Business Administration from Drexel University in 1967.

   E. Michele Vickery has been our Executive Vice President Operations since March 1997. From 1990 to 1996, Ms. Vickery was employed by Surgical Care Affiliates (SCA), a company specializing in the management of outpatient surgery centers, as a Regional Vice President from 1990 until 1992, and as one of two Senior Vice Presidents of Operations from 1992 to 1996. Upon the acquisition of SCA by HealthSouth in 1996, Ms. Vickery continued as a Senior Vice President of the Surgery Division of HealthSouth until joining us. Ms. Vickery received her B.S.N. from Case Western Reserve University in 1978, and her B.A. from Wittenberg University in 1976.

   J. Gary Jordan joined us in April 1999 as our Senior Vice President Sales, responsible for our sales organization and oversight of some of our development activities. Prior to joining us, Mr. Jordan was President of the Cardiology Division of the Cordis Corporation, a subsidiary of Johnson & Johnson, from January 1997 to August 1998. In that capacity, he managed U.S. sales and marketing, worldwide finance, information technology, quality assurance and human resources. From July 1996 to December 1996, he was Cordis Corporation's Vice President Sales and Marketing. From 1990 to 1996, Mr. Jordan was Vice President of worldwide sales and marketing for St. Jude Medical where he directed marketing and sales for St. Jude's heart valve division. Mr. Jordan earned his B.A. from the University of Georgia in 1970.

   Robert A. Wallach joined us in April 1999 as our Senior Vice President Marketing, responsible for the overall strategy and field execution of our marketing programs. Prior to joining us, Mr. Wallach was Vice President of Global Marketing for Clean Shower, L.P., a consumer products company. From 1997 to 1998, Mr. Wallach was a Vice President of Marketing for Nabisco. From 1992 through 1997, Mr. Wallach was vice president of marketing for the Dannon Company. Mr. Wallach has served on a number of industry association boards and has recently been elected to the Board of Directors of the American Marketing Association. Mr. Wallach earned his M.B.A. in marketing from Columbia University in 1984, and his B.A., magna cum laude, from the State University of New York at Albany in 1979.

   John D. Hunkeler, M.D. is our Medical Director and has been a member of our board of directors since January 1997. He is currently a director of Premier Laser Systems, Inc., a company that designs, manufactures and sells lasers and diagnostic equipment for dental, surgical and ophthalmic procedures. Dr. Hunkeler is the founder and Medical Director of the Hunkeler Eye Centers and has been practicing ophthalmology in the Kansas City area since 1973. In October 1996, he was honored by the Ophthalmology Times as one of the top 100 ophthalmologists in the nation. Dr. Hunkeler is a Clinical Professor and Chair of the Department of Ophthalmology at the University of Kansas School of Medicine. He is certified by the American Board of Ophthalmology and is a past president of the American Society for Cataract & Refractive Surgery. Dr. Hunkeler earned his M.D. from the University of Kansas School of Medicine in 1967, served his internship at the Los Angeles County Hospital in Los Angeles, California and completed his residency at the University of Kansas School of Medicine in 1973.

   R. Judd Jessup has been a member of our board of directors since November 1998. He is currently a director of CorVel Corporation, an independent nationwide provider of medical cost containment and managed care services. Mr. Jessup is currently a private investor. From 1994 to 1996 he served as President of the HMO Division of FHP International Corporation, a diversified health care services company. From 1987 to 1994, Mr. Jessup served as President of Take Care, Inc., a multi-state HMO which was acquired by FHP International Corporation in 1994. Mr. Jessup earned his M.B.A. from the University of Denver in 1971, and his B.A. from Knox College in 1969.

   Scott H. Kirk, M.D. has been a member of our board of directors since August 1995. Dr. Kirk has practiced ophthalmology in the Chicago area since 1982, and has been the Medical Director at Kirk Eye Center in River Forest, Illinois since 1987. Dr. Kirk is an assistant clinical professor at the University of Illinois and is on the medical staff at West Suburban Hospital, Oak Park Hospital and Gottleib Memorial Hospital. Dr. Kirk has served as a site surveyor for the AAAHC since 1991 and is a current member of the AAAHC Board of Directors. Dr. Kirk is certified by the American Board of Ophthalmology and is a Fellow of the American Academy of Ophthalmology. Dr. Kirk is also a director of the Outpatient Ophthalmology Surgical Society. Dr. Kirk earned his M.D. from Washington University Medical School in 1978 and completed his residency there in 1982.

   Steven V. Napolitano has been a member of our board of directors since January 1997. Mr. Napolitano is a senior partner in the law firm of Katten Muchin & Zavis where he has practiced since 1995. He is a member of the firm's Board of Directors and is also a co-chair of the firm's Private Equity and Emerging Growth Company practice group. Mr. Napolitano practiced law in Chicago with the firm of Dickinson, Wright, Moon, Van Dusen & Freeman from May 1991 through March 1995 and with Kirkland & Ellis from September 1985 through April 1991. He earned his J.D. from the Boston University School of Law, as a G. Joseph Tauro Scholar, in 1985, and his B.A. in Economics from the University of Notre Dame in 1981.

   James B. Tananbaum has been a member of our board of directors since January 1997. Mr. Tananbaum has been President and Chief Executive Officer of Advanced Medicine Inc., a private pharmaceutical research company since November 1996. Mr. Tananbaum was a co-founder of GelTex Pharmaceuticals Inc., where he was a director until January 1997. He has also served as a director of Intensiva HealthCare Corporation and was a founding investor in Healtheon, Inc. From 1994 to 1996, he was a partner in Sierra Ventures, a Menlo Park, California venture capital fund. Prior to joining Sierra Ventures, Mr. Tananbaum was with Merck & Company, Inc., an international pharmaceuticals company, where he served in a variety of line operating management positions. Mr. Tananbaum earned his M.B.A. from Harvard Business School in 1991, his M.D. from Harvard Medical School in 1989 and his B.S.E.E. and B.S. degrees from Yale University in 1984.

   Peter C. Wendell has been a member of our board of directors since March 1999. Mr. Wendell is the founder, and has been a General Partner, of Sierra Ventures, a Menlo Park, California venture capital fund since 1982. He teaches at Stanford University's Graduate School of Business, where he holds a faculty appointment. In addition, Mr. Wendell is on the Board of Directors of the Princeton University Investment Company which is responsible for the Princeton endowment. He also serves as a director of Fatbrain.Com, Inc., an online retailer of information resources, a position he has served in since September 1996. Previously, Mr. Wendell has worked in a variety of executive management positions for IBM and has worked for McKinsey & Company management consultants. Mr. Wendell earned his M.B.A., with distinction, from Harvard Business School in 1976, and his B.A., magna cum laude, from Princeton University in 1972.

   Douglas P. Williams, M.D. has been a member of our board of directors since August 1995. Dr. Williams has been practicing ophthalmology at the Brodersen-Williams Eye Institute, P.C. in Hammond, Indiana since July 1987. He is certified by the American Board of Ophthalmology and is a member of the American Society of Cataract and Refractive Surgery and the American College of Eye Surgeons. Dr. Williams earned his M.D., A.O.A. from the University of Chicago in 1983. He completed his residency at the University of Illinois Eye and Ear Infirmary of Chicago in 1987.

Board of Directors

   Our board of directors consists of eight directors. Following this offering, the board of directors will be divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, successors to those directors whose terms are expiring will be elected by our stockholders. Directors whose terms will expire in 2000 are: Messrs. Winjum and Wendell; directors whose terms will expire in 2001 are: Drs. Hunkeler and Kirk and Mr. Tananbaum; directors whose terms will expire in 2002 are: Messrs. Jessup and Napolitano and Dr. Williams.

Committees of the Board of Directors

   Our audit committee recommends to our entire board of directors the independent public accountants to be engaged by us, reviews the plan and scope of our annual audit and reviews our internal controls and financial management policies with our independent public accountants. The members of our audit committee are Messrs. Jessup and Tananbaum.

   Our compensation committee establishes guidelines and standards relating to the determination of executive compensation, reviews executive compensation policies and recommends to our entire board of directors compensation for our executive officers. Our compensation committee also administers our stock option and incentive award plans and determines the number of shares covered by, and terms of, options to be granted to executive officers and key employees pursuant to these plans. The members of our compensation committee are Messrs. Jessup and Tananbaum.

Director Compensation

   Except for grants of options to purchase our common stock granted upon the initial election of some of our directors to our board of directors, our directors do not receive compensation for serving as directors, attending or participating in meetings or for serving on committees or participating in committee meetings.

Compensation Committee Interlocks and Insider Participation

   Our compensation committee currently consists of Messrs. Jessup and Tananbaum. Neither member of the compensation committee has been an officer or employee of us at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers

                             Option Grants in 1998
serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee in May 1999, the board of directors as a whole made decisions relating to compensation of our executive officers. Mr. Winjum participated in all of these discussions and decisions, except those regarding his own compensation.
Executive Compensation

   The following table contains information with respect to all compensation paid by us to our chief executive officer and our two other most highly compensated executive officers in 1998. We employed no other executive officers as of December 31, 1998. The $31,203 listed as Mr. Winjum's "Other Annual Compensation" for 1998, is comprised of $22,203 paid to Mr. Winjum for accrued but unused vacation in accordance with our established employee benefits policy and a $9,000 annual allowance for automobile expense. The amounts relating to Mr. Eidell reflect his compensation for the partial year commencing July 7, 1998, the date Mr. Eidell joined us.

                                   Annual Compensation      Long-Term Compensation Awards
                              ----------------------------- ------------------------------
                                                            Restricted  Securities
                                               Other Annual   Stock     Underlying   LTIP   All Other
                         Year  Salary  Bonus   Compensation  Award(s)  Options/SARs Payout Compensation

Stephen J. Winjum....... 1998 $200,000 $75,000   $31,203       --         50,000     --        --
 Chairman of the Board,
 President and Chief
 Executive Officer

E. Michele Vickery...... 1998 $175,000 $40,000       --        --         24,000     --        --
 Executive Vice
 President Operations

Ronald G. Eidell........ 1998 $ 80,096 $20,000       --        --        250,000     --        --
 Executive Vice
 President and Chief
 Financial Officer

   The following table contains information concerning our grant of stock options to our chief executive officer and our two other most highly compensated executive officers in 1998. Potential realizable value is presented net of the option exercise price, but before any Federal or state income taxes associated with exercise, and is calculated assuming that the fair market value on the date of the grant appreciates at the indicated annual rates, compounded annually, for the term of the option. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future increases in the price of our common stock. Actual gains will depend on the future performance of our common stock and the option holder's continued employment throughout the vesting period. The amounts reflected in the following table may not be achieved.

                                                                              Potential
                                                                         Realizable Value at
                                                                           Assumed Annual
                         Number of   Percent of                            Rates of Stock
                           Shares   Total Options                        Price Appreciation
                         Underlying  Granted to    Per Share               for Option Term
                          Options   Employees in  Exercise or Expiration -------------------
          Name            Granted    Fiscal Year  Base Price     Date       5%       10%
Stephen J. Winjum.......   50,000        4.4%        $3.50    2/01/2008  $110,100 $  278,900
E. Michele Vickery......   24,000        2.1%        $3.50    2/01/2008  $ 52,800 $  133,900
Ronald G. Eidell........  250,000       22.1%        $4.00    7/07/2008  $628,895 $1,593,742

                               1998 Option Values

   The following table contains information regarding unexercised options held by our chief executive officer and two other most highly compensated executive officers at December 31, 1998. None of these individuals exercised any options during 1998. The value of "in-the-money" options represents the difference between the exercise price of an option and the fair market value of our common stock as of December 31, 1998, which, solely for purposes of this calculation, we estimate to have been $4.38 per share.

                                 Number of Shares
                              Underlying Unexercised     Value of Unexercised
                              Options at December 31,   In-The-Money Options at
                                       1998                December 31, 1998
                             ------------------------- -------------------------
                             Exercisable/Unexercisable Exercisable/Unexercisable
Stephen J. Winjum...........      585,834/404,166         $1,598,909/$946,291
E. Michele Vickery..........       92,500/131,500           $195,150/$261,970
Ronald G. Eidell............          -- /250,000           $    -- /$ 95,000

Employment Agreements

   We have entered into employment agreements with Messrs. Winjum and Eidell and Ms. Vickery that provide for current annual base salaries of $250,000, $200,000, and $200,000, respectively. These executives are eligible to receive an annual incentive compensation award based upon our executive compensation plan which was effective January 1, 1999 and which was approved by our board of directors. Incentive amounts payable under the plan for a year are based upon relative achievement of earnings targets set by the board of directors at the beginning of that year. Incentive compensation amounts are determined by applying a percentage to the executive's salary. This percentage is determined by reference to the level of actual earnings achievement compared to the target. Achievement of targeted earnings levels will result in payments ranging from 20% to 50% of the executive's salary. The agreements also provide for the right to participate in our stock option plan and employee benefit programs. These programs include hospitalization, disability, life and health insurance. The employment agreements have initial terms of three years that automatically renew on a year-to-year basis, unless either of us chooses to terminate the agreement. The employment agreements impose on each employee non-competition restrictions that survive termination of employment for one year and post-termination confidentiality obligations. Each of these executives received option grants as consideration for entering into these agreements.

   We may terminate these agreements with or without cause or upon executive's disability. If we terminate an executive for disability or cause, the executive is not entitled to receive any salary or other severance after the date of termination. We may terminate an executive for cause under the agreement if he or she:

  . materially breaches any term or condition of the agreement

  . is grossly negligent in the performance of his or her duties

  . fails to comply with any of our written guidelines that we have furnished to the executive

  . has committed an act that materially, negatively affects our business or reputation, as reasonably determined by our board of directors

  . has committed an act constituting a felony or other act involving dishonesty, disloyalty or fraud against us, as reasonably determined by our board of directors

   If we terminate an executive without cause, the executive receives severance compensation in a fixed amount equal to the executive's then-current base salary and pro rata bonus for a period ranging from six to 18 months.

Limitation of Liability and Indemnification Matters

   Our Restated Certificate of Incorporation contains provisions that eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law, except for liability for:

  . any breach of their duty of loyalty to us or our stockholders

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

  . unlawful payments of dividends or unlawful stock repurchases or redemptions

  . any transaction from which the director derived an improper personal benefit

   Our Restated Certificate of Incorporation also contains provisions that require us to indemnify our directors and that permit us to indemnify our officers and employees to the fullest extent permitted by Delaware law, including circumstances where indemnification would be discretionary. We are not obligated to indemnify a person:

  . with respect to proceedings, claims or actions initiated or brought voluntarily by the person and not by way of defense

  . for any amounts paid in settlement of an action indemnified against by us without our prior written consent

   We have obtained directors' and officers' liability insurance and have entered into indemnity agreements with each of our directors and some of our officers providing for this indemnification. We believe these measures are essential to attracting and retaining qualified persons as directors and officers.

1996 Stock Incentive Plan

   In December 1996, we adopted the establishment of our 1996 Stock Incentive Plan which is designed to promote our overall financial objectives by motivating directors, officers, employees and other persons who are instrumental to our long-term growth.

   The 1996 plan is administered by the compensation committee of our board of directors and is a flexible program that provides the Committee with broad discretion to fashion the terms of grants of options as the compensation committee deems appropriate. The plan currently permits the issuance of nonstatutory stock options for the purchase of up to an additional 5,892,038 shares of common stock.

   Directors, officers, employees, independent contractors and consultants who are in a position to make contributions to our growth, management, protection and success are eligible for selection by the compensation committee as participants in the 1996 plan. Subject to the terms of the specific option agreement, and with the exception of 1,075,800 options granted during the period from February 1, 1999 through July 23, 1999, each option to purchase common stock issued under our 1996 plan will become exercisable in stages beginning six months after its grant date, when 1/8th of the participant's options will become exercisable. An additional 1/48th of each of these options will become exercisable as of the last day of each month thereafter. As a result, each option will be exercisable in full 48 months after its grant date.

   During July 1999, we fully vested all options granted to employees from February 1, 1999 through July 23, 1999, contingent upon the completion of this offering. We issued to employees options to acquire 1,075,800 shares of common stock during this time period. In connection with the acceleration of these options, each affected employee will be required to execute a lock-up agreement with Donaldson, Lufkin & Jenrette that will restrict his or her ability to sell shares received upon exercise of these options. The terms of these lock-up agreements will restrict the affected employees from selling these shares for a period of one year from the date of the final prospectus, and also place volume limitations on the amount of shares that can be sold during the second and third years following the date of the final prospectus.

   We have also issued options to purchase common stock under the 1996 plan to some of our affiliated eye care professionals. These options were purchased at their fair market value based upon the Black-Scholes option-pricing model.

Retirement Plan

   We have adopted a retirement savings plan covering most of our employees provided they are 21 and have been working for us for the requisite length of time. This retirement plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code.

   Under terms of this plan, participants may elect to contribute up to 15% of their annual compensation, subject to limitations under the Internal Revenue Code, to the plan. In addition, we match 50% of a participant's contributions on the first 3% of salary contributed by a participant to the plan.

   These contributions are fully vested, except that our matching contributions vest over time, fully vesting after five years of service. Benefits under this plan are usually distributed through either a lump sum or installments following retirement, death, disability or other termination of employment. Benefits are sometimes distributed prior to termination of employment in limited circumstances, including, for example, hardship and attainment of age 59 1/2.

1999 Stock Purchase Plan

   In May 1999, our board of directors adopted an employee stock purchase plan under which we reserved a total of 400,000 shares of our common stock for purchase by our employees. We anticipate that this plan will be submitted to a vote of our stockholders at our next annual meeting. Our compensation committee administers the stock purchase plan. Employees are eligible to participate in the stock purchase plan if they are employed by us and otherwise satisfy the terms of the plan. The stock purchase plan will permit our eligible employees to purchase our common stock through payroll deductions.

   The stock purchase plan will operate on a calendar year basis. The stock purchase plan will be implemented in a series of consecutive offering periods, each approximately six months long, with the first offering period expected to commence on the first trading day after September 30, 1999. The purchase price per share at which shares are sold in an offering under the stock purchase plan is expected to be 85% of the lesser of the fair market value of our stock on the first day of the offering period, and the fair market value of our stock on the last day of the offering period. Employees may end or modify their participation in the stock purchase plan at any time during an offering period. Participation ends automatically upon termination of employment. Payroll deductions may not exceed $20,000 for any employee in any offering period.

   No person will be able to purchase our common stock under the stock purchase plan if that person or his or her family members, immediately after the purchase, would own or control greater than 5% of our voting stock.

                              CERTAIN TRANSACTIONS

Acquisition of Midwest Uncuts, Inc.

   Effective January 1, 1999, we acquired all of the issued and outstanding shares of Midwest Uncuts, Inc. in exchange for $5,400,000 in cash and 250,000 shares of our Series A convertible preferred stock valued at $4.38 per share. The stockholders were Mr. and Mrs. John P. Winjum, the parents of our Chairman of the Board, President and Chief Executive Officer. The terms and conditions of this transaction were approved by a special committee appointed by our Board, consisting of two independent, disinterested members of the Board. Prior to this acquisition, we had retained Midwest Uncuts to finish and surface lenses on a purchase order basis on market terms. We made payments of approximately $520,000, $820,000 and $982,000 pursuant to these purchase orders during 1996, 1997 and 1998, respectively.

   Midwest Uncuts is now our wholly-owned subsidiary. We entered into a lease agreement with John P. Winjum relating to the real estate underlying the Indianola, Iowa location of Midwest Uncuts. The lease is effective as of January 1, 1999 and is for 9,500 square feet of space. The lease has a five year term and requires us to pay $48,000 per year in base rent over the term of the lease.

Repurchase of Series A Convertible Preferred Stock

   On June 25, 1998, we made an offer to the holders of our Series A convertible preferred stock to purchase up to 1,200,000 shares of this stock at a purchase price of $4.38 per share. This offer was designed to provide these stockholders with liquidity. Pursuant to this offer, we purchased 1,188,414 shares of our Series A convertible preferred stock from some of the holders at a purchase price of $4.38 per share. Douglas Williams Family Limited Partnership, one of our 5% stockholders, was among the holders of Series A convertible preferred stock who participated in this offer by selling 420,000 shares. Douglas Williams, a member of our board of directors, is the general partner of Douglas Williams Family Limited Partnership.

Acquisition of TRI-OC Management, Inc.

   Effective May 1, 1996, we acquired substantially all of the assets of TRI-OC Management, Inc., a company specializing in the provision of optical dispensary management services in exchange for 96,000 shares of our common stock. TRI-OC is owned by three stockholders, each of whom was associated in some manner with us prior to completion of this acquisition. TRI-OC's stockholders include John
P. Winjum, the father of our Chairman of the Board, President and Chief Executive Officer, and Robert C. Goettling, an existing stockholder and our Vice President Corporate Development. The disinterested members of the Board unanimously approved this acquisition.


Physician Loans

   We have also made the following loans which have been repaid:

   We loaned $300,000 to Douglas P. Williams, M.D., a physician employed by, and a stockholder of, Brodersen-Williams Eye Institute, P.C., an affiliated professional entity located in Hammond, Indiana. Dr. Williams is also a member of our Board. Dr. Williams signed a secured promissory note payable upon our demand and bearing an interest rate of 9% per annum.

   We loaned $150,000 to Ann K. Williams, M.D., a physician employed by, and a stockholder of, Brodersen-Williams Eye Institute, P.C. Dr. Williams signed a secured promissory note payable upon our demand and bearing an interest rate of 9% per annum.

Leases from Our Affiliated Physicians

   Effective January 1, 1996, we entered into a lease agreement with Eldi E. Deschamps, M.D. and his wife to lease approximately 10,000 square feet of surgery and laser center and eye care clinic space located in Merrillville, Indiana. The lease has a five year term and requires us to pay between $118,000 to $133,000 per year in base rent over the term of the lease. Dr. Deschamps is the beneficial owner of more than 5% of our common stock.

   Effective January 1, 1996, we entered into a lease agreement with First Colonial Trust Company, as trustee on behalf of Scott H. Kirk, M.D. to lease 10,098 square feet of surgery and laser center and eye care clinic space located in River Forest, Illinois. The lease has a five year term and requires us to pay between $165,000 to $186,000 per year in base rent over the term of the lease. Dr. Kirk is one of our directors.

   Effective January 1, 1996, we entered into a lease agreement with Mercantile National Bank of Indiana, as trustee on behalf of Douglas P. Williams, M.D. to lease 11,500 square feet of surgery and laser center and eye care clinic space in Hammond, Indiana. The lease has a five year term and requires us to pay between $173,000 to $194,000 per year in base rent over the term of the lease. Dr. Williams is one of our directors.

Purchase of Clinical Research Contracts

   Effective July 1, 1999, we purchased clinical research assets including clinical research sponsor agreements from Hunkeler Eye Centers, P.C., in exchange for 75,000 shares of our common stock. Hunkeler Eye Centers, P.C.'s stockholders include John D. Hunkeler, M.D., our Medical Director and a member of our board of directors.

Other Relationships with Affiliated Physicians

   Scott H. Kirk, M.D., a member of our board of directors, is an ophthalmologist employed by Hunkeler Eye Centers-Chicago, L.L.C., a professional entity whose eye care professionals have been affiliated with us since January, 1996. In 1996, 1997 and 1998, we recognized management services revenue of approximately $3,151,000, $2,959,000, $3,034,000, respectively, from the professional entity employing Dr. Kirk over this period. As described above, we also lease office space from an entity affiliated with Dr. Kirk. Dr. Kirk's brother, Kent H. Kirk, M.D., one of our shareholders, is also an ophthalmologist employed by Hunkeler Eye Centers--Chicago, L.L.C.

   John D. Hunkeler, M.D., a member of our board of directors, is an ophthalmologist employed by Hunkeler Eye Centers, P.C., a physician group affiliated with us since March 1997. In March, 1997, we acquired all of the capital stock of NovaMed Management of Kansas City, Inc. from eleven individuals, including Dr. Hunkeler. Dr. Hunkeler received 657,486 shares of our common stock in exchange for his interest in NovaMed Management of Kansas City, Inc. In addition, during 1997 and 1998, we recognized management services revenue of approximately $6,747,000 and $9,841,000, respectively, from Hunkeler Eye Centers, P.C.

   Douglas P. Williams, M.D., a member of our board of directors, is an ophthalmologist employed by Hunkeler Eye Centers-Chicago, L.L.C., a professional entity whose eye care professionals have been affiliated with us since January, 1996. In 1996, 1997 and 1998, we recognized management services revenue of $1,799,000, $1,832,000 and $1,925,000, respectively, from the professional entity employing Dr. Williams over this period. As described above, we also lease office space from an entity affiliated with Dr. Williams.

   Eldi E. Deschamps, M.D., a 5% stockholder is an ophthalmologist employed by Hunkeler Eye Centers--Chicago, L.L.C., a professional entity whose eye care professionals have been affiliated with us since January, 1996. In 1996, 1997 and 1998, we recognized management services revenue of $926,000, $954,000 and $887,000, respectively, from the professional entity employing Dr. Deschamps over this period. As described above, we also lease office space from an entity affiliated with Dr. Deschamps.

                              SELLING STOCKHOLDERS

   Some of the shares being sold are presently owned by existing stockholders. These shares were acquired through conversions of our preferred stock upon completion of this offering or through private placements pursuant to Section 4(2) of the Securities Act.

   The following table contains information regarding beneficial ownership of our common stock as of July 31, 1999 and as adjusted to reflect the sale of each selling stockholder's common stock in this offering. The selling stockholders have furnished this information to us, and this information is, to the best of our knowledge, accurate.

                           Beneficial Ownership           Beneficial Ownership    Options  to
                             of Common Stock     Number     of Common Stock     Purchase Shares
                          Prior to this Offering   of     After this Offering     Included in
                          ---------------------- Shares  ----------------------   Beneficial
                          Number of  Percent of   Being  Number of  Percent of     Ownership
Name                       Shares   Voting Power Offered  Shares   Voting Power     Figures

Timothy B. Cavanaugh        184,358      *        16,597   167,761      *             --
Cavanaugh Investments,
 LLC                         17,123      *         1,605    15,518      *             --
Clifton D. Cokingtin (1)    121,241      *        10,977   110,264      *             --
Eldi E. Deschamps
 Revocable Trust (2)      1,001,313     5.32%    140,577   860,736     3.65%          --
Daniel S. Durrie            394,885     2.09%     54,898   339,987     1.44%        76,041
Walter I. Fried and Gail
 S. Fried Family Limited
 Partnership                628,000     3.34%      4,686   623,314     2.64%          --
Godfrey Family Limited
 Partnership                 90,404      *         2,343    88,061      *             --
Blake Horio                  54,247      *         3,209    51,038      *           20,000
John D. Hunkeler
 Revocable Trust (3)        794,472     4.22%     32,801   761,671     3.23%          --
Jemshed A. Khan (4)         155,097      *        14,304   140,793      *             --
Illinois Eye
 Specialists, Ltd. (5)          --       --        2,466    23,849      *             --
Kirk Family Limited
 Partnership (6)          2,620,000    13.93%    281,153 2,338,847     9.91%          --
Andrew L. Moyes              96,908      *         4,686    92,222      *             --
Northshore Eye
 Surgicenter, Ltd.          460,300     2.45%     59,258   401,042     1.70%          --
Robert A. Rymer Trust        45,662      *         9,190    36,472      *             --
Kathleen M. Scarpulla       247,300     1.31%     37,234   210,066      *             --
Steven M. Silverstein
 Revocable Trust            117,329      *        10,996   106,333      *             --
Michael C. Stiles (7)       177,843      *        16,021   161,822      *             --
Stephen Vile Limited
 Partnership                350,000     1.86%     28,584   321,416     1.36%          --
Vile Family Limited
 Partnership                 90,000      *        12,652    77,348      *             --
Stephen C. Volk (8)         102,740      *        46,859   766,407     3.25%          --
Daniel Weinberg               4,000      *           375     3,625      *             --
Stephen B. Wiles            200,237     1.06%     18,376   181,861      *             --
Douglas P. Williams
 Family Limited
 Partnership (9)          1,820,000     9.68%    140,577 1,679,423     7.12%          --
Lawrence D. Wolin
 Limited Partnership        464,000     2.47%     49,577   414,423     1.76%          --

--------
   * Less than 1%

(1) Includes 34,247 shares jointly held with Diana L. Cokingtin before the offering and 23,270 shares held after the offering.
(2) The trustee for Eldi E. Deschamps Revocable Trust is Eldi E. Deschamps, M.D., a 5% stockholder. See "Principal Stockholders." Excludes 518,687 shares held in a separate trust for which Dr. Deschamps is also trustee.

(3) The trustee for the John D. Hunkeler Revocable Trust is John D. Hunkeler, M.D., a member of our board of directors and our Medical Director.

(4) Includes 40,000 shares jointly held by Jemshed A. Khan and Michelle Hart-Khan before the offering and 34,061 shares held after the offering.

(5) Upon the closing of this offering, Illinois Eye Specialists will exercise its right to convert a subordinated exchangeable promissory note having a face value of $200,000 into 26,315 shares.
(6) The general partners of the Kirk Family Limited Partnership are S. Kirk, S.C. and Kirk Eye Center, S.C. Scott H. Kirk, M.D., a member of our board of directors is the sole shareholder of S. Kirk, S.C., and his brother, Kent A. Kirk, M.D., is the sole shareholder of Kirk Eye Center, S.C.

(7) Includes 5,708 shares jointly held with Michella M. Stiles before the offering and 5,174 shares held after the offering.

(8) Upon the closing of this offering, Stephan C. Volk will exercise his right to convert a subordinated exchangeable promissory note having a face value of $5,400,000 into $710,526 shares.

(9) The general partner of the Douglas Williams Family Limited Partnership is Brodersen-Williams Eye Institute, P.C. Douglas P. Williams, M.D., a member of our board of directors, is the sole shareholder of Brodersen-Williams Eye Institute, P.C. Excludes 68,000 shares held by Dr. Williams individually.

                             PRINCIPAL STOCKHOLDERS

   The following table contains information regarding the beneficial ownership of our common stock as of July 31, 1999, and as adjusted to reflect the sale of our common stock in this offering, by:

  . each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock

  . each of our directors

  . each of our chief executive officer and the two other most highly compensated executive officers in 1998

  . all of our directors and executive officers as a group

   Unless otherwise indicated below the persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person include shares of our common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of July 31, 1999. Unless otherwise indicated, the address of the beneficial owners is c/o NovaMed Eyecare, Inc., 980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611.

                                                                            Options to Purchase
                            Beneficial Ownership of Beneficial Ownership of   Shares Included
                                 Common Stock            Common Stock          in Beneficial
                            Prior to this Offering    After this Offering    Ownership Figures
                            ----------------------- ----------------------- -------------------
                            Number of   Percent of  Number of   Percent of
Name and Address              Shares   Voting Power   Shares   Voting Power
Five Percent Stockholders:
  Kirk Family Limited
   Partnership (1)........   2,620,000    13.93%     2,338,847     9.91%               --
    c/o Kirk Eye Center,
    S.C.
    7427 Lake Street
    River Forest, Illinois
    60305
  Sierra Ventures V, L.P..   2,366,722    12.58%     2,366,722    10.03%               --
    c/o Peter C. Wendell
    3000 Sand Hill Road
    Building 4, Suite 210,
    Menlo Park, California
    94025
  Douglas Williams Family
   Limited Partnership
   (2)....................   1,820,000     9.68%     1,679,423     7.12%               --
    c/o Brodersen-Williams
    Eye Institute, P.C.,
    6850 Hohman Avenue
    Hammond, Indiana 46324
  Eldi E. Deschamps, M.D.
   (3)....................   1,520,000     8.08%     1,379,423     5.85%               --
    8510 Broadway Street
    Merrillville, Indiana
    46410
Directors and Officers:
  Stephen J. Winjum.......   1,674,557     8.53%     1,674,557     6.86%           826,457
  Ronald G. Eidell........     159,994        *        159,994        *            102,916
  E. Michele Vickery......     200,287     1.06%       200,287        *            126,333
  Scott H. Kirk, M.D. (4).   2,774,247    14.75%     2,493,094    10.57%               --
  John D. Hunkeler, M.D.
   (5)....................     872,564     4.62%       839,763     3.55%            66,666
  R. Judd Jessup (6)......     112,157        *        112,157        *             20,833
  Steven V. Napolitano
   (7)....................     134,666        *        134,666        *             66,666
  James B. Tananbaum......      66,666        *         66,666        *             10,416
  Douglas P. Williams,
   M.D. (8)...............   1,888,000    10.04%     1,747,423     7.41%               --
  Peter C. Wendell (9)....   2,366,722    12.58%     2,366,722    10.03%               --
All Executive Officers and
 Directors as a Group
 (12 people)..............  10,469,860    51.70%    10,015,329    40.02%         1,440,287

--------
*   Less than 1%
 (1) The general partners of the Kirk Family Limited Partnership are S. Kirk, S.C. and Kirk Eye Center, S.C. Scott H. Kirk, M.D., a member of our board of directors, is the sole shareholder of S. Kirk, S.C., and his brother, Kent A. Kirk, M.D., is the sole shareholder of Kirk Eye Center, S.C.
 (2) The general partner of the Douglas Williams Family Limited Partnership is Brodersen-Williams Eye Institute, P.C. Douglas P. Williams, M.D., a member of our board of directors, is the sole shareholder of Brodersen-Williams Eye Institute, P.C.

 (3) Includes 518,687 shares held by Eldi E. Deschamps, M.D. as Trustee for the Eldi Deschamps Grantor Annuity Trust u/a/d June 1, 1998 and 1,001,313 shares held by Eldi E. Deschamps, M.D. as Trustee for the Eldi Deschamps Revocable Trust u/a/d June 1, 1998 before the offering and 860,736 shares held after the offering.
 (4) Includes 2,620,000 shares held by the Kirk Family Limited Partnership of which Dr. Kirk is a partner.

 (5) Includes 794,427 shares held by John D. Hunkeler, M.D. as Trustee for the John D. Hunkeler Revocable Trust u/a/d October 13, 1988 before the offering and 761,671 shares held after the offering.
 (6) Includes 91,324 shares which are held by R. Judd Jessup and Charlene Lynne Jessup, as Trustees for the R. Judd Jessup and Charlene Lynne Jessup Living Trust u/a/d May 6, 1991.
 (7) Excludes 23,962 shares of our common stock owned by Katten Muchin & Zavis, the law firm of which Mr. Napolitano is a partner. See "Legal Matters".

 (8) Includes 1,820,000 shares held by the Douglas Williams Family Limited Partnership before the offering and 1,679,423 shares held after the offering. Dr. Williams is a partner of the Douglas Williams Family Limited Partnership.
 (9) Includes 2,366,722 shares held by Sierra Ventures V, L.P. Mr. Wendell is a general partner of SV Associates V, L.P., which is a general partner of Sierra Ventures V, L.P. Mr. Wendell disclaims beneficial ownership of these shares, except to the extent of his economic interest in the shares.

                           DESCRIPTION OF SECURITIES

General

   The following summary is subject to, and qualified by, applicable law and the provisions of our Restated Certificate of Incorporation and By-laws. We have included these organizational documents as exhibits to the registration statement of which this prospectus is a part.

   Our Restated Certificate of Incorporation authorizes us to issue 100 million shares of capital stock, of which 81,761,465 shares are designated common stock and 18,238,535 shares are designated preferred stock. We currently have outstanding 11,602,698 shares of Series A convertible preferred stock, 400,000 shares of Series B convertible preferred stock, 2,000,000 shares of Series C convertible preferred stock and 2,323,837 shares of Series D convertible preferred stock. Upon completion of this offering, all of this preferred stock will automatically convert into an aggregate of 16,326,535 shares of our common stock, and there will be no shares of preferred stock outstanding. Following conversion of the outstanding preferred stock into common stock, the Series A, B, C and D convertible preferred stock will be eliminated and these shares will not be available for reissuance.

   We currently have 2,490,968 shares of common stock outstanding. Of the 81,761,465 authorized shares of our common stock, 16,326,535 shares are reserved for issuance upon conversion of the preferred stock, 5,892,038 shares are reserved for issuance pursuant to our 1996 Stock Incentive Plan, and 400,000 shares are reserved for issuance pursuant to our 1999 Stock Purchase Plan.

Common Stock

   Our board of directors is classified into three classes as nearly equal in number as possible, with the term of each class expiring on a staggered basis. The classification of our board of directors may make it more difficult to change the composition of the board of directors and thereby may discourage or make more difficult an attempt by a person or group to obtain control of us. Cumulative voting for the election of directors is not permitted, enabling holders of a majority of our outstanding common stock to elect all members of the class of directors whose terms are then expiring.

Voting Rights

   Holders of our common stock are entitled to one vote per share. Subject to any voting rights granted to holders of any preferred stock, a majority of the votes entitled to be cast by all holders of our common stock will generally be required to approve matters voted on by our stockholders. Amendments to our Restated Certificate of Incorporation that would change and adversely affect the powers, preferences or rights of a class or series of our stock also must be approved by a majority of the votes entitled to be cast by the holders of the adversely affected class or series, voting as a separate class or series.

Dividends

   Subject to the rights of holders of any outstanding preferred stock, the holders of outstanding shares of our common stock will share ratably on a per share basis in any dividends declared from time to time by our board of directors.

Other Rights

   Subject to the rights of holders of any outstanding preferred stock, upon our liquidation, dissolution or winding up, we will distribute any assets legally available for distribution to our stockholders, ratably among the holders of our common stock outstanding at that time. All shares of our common stock currently outstanding are, and all shares of our common stock when duly issued and paid for will be, fully paid and nonassessable, not subject to redemption and without preemptive rights.

   The $1.35 million of our subordinated exchangeable promissory notes not exchanged for our common stock in connection with this offering will, by their terms, become subordinated term notes following this offering. These notes will be redeemed by us prior to the end of 1999, as described under "Use of Proceeds". Prior to the redemption of these notes, laws concerning bankruptcy, insolvency, reorganization, receivership, moratorium or other similar laws affecting the rights and remedies of creditors generally will result in the claims of the holders of these notes being satisfied prior to the claims of our stockholders.

Preferred Stock

   Upon completion of this offering, all of our currently outstanding preferred stock will automatically convert into shares of our common stock and there will be no shares of preferred stock outstanding. Therefore, the following information does not pertain to the currently outstanding preferred stock, but rather the 1,820,000 shares of preferred stock that we may issue in the future pursuant to our Restated Certificate of Incorporation.

   We may issue preferred stock in series from time to time. Our board of directors may designate the rights, preferences and limitations of these shares. The rights, preferences and limitations of different series of preferred stock may differ with respect to a variety of matters, including:

  . dividend rates

  . amounts payable on liquidation

  . voting rights

  . conversion rights

  . redemption provisions

  . sinking fund provisions

Our board of directors may authorize the issuance of preferred stock which ranks senior to our common stock as to payment of dividends and the distribution of assets on liquidation. In addition, our board of directors may fix the limitations and restrictions, if any, upon the payment of dividends on common stock to be effective while any shares of preferred stock are outstanding. Our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock.

   Our undesignated preferred stock may allow our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise. The issuance of this preferred stock pursuant to the board of director's authority may adversely affect the rights of the holders of our common stock. For example, preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. Except as described in our Rights Agreement, we have no present intention to issue shares of preferred stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this section prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless each of the following is satisfied:

  . prior to the date at which the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction in which the person became an interested stockholder

  . in the transaction in which the stockholder becomes an interested stockholder, the stockholder acquires more than 85% of the outstanding voting stock of the corporation, excluding shares held by directors who are officers or held in specified employee stock plans

  . at a stockholder meeting held on or subsequent to the date of the business combination, the business combination is approved by our board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder

An interested stockholder is a person who, together with affiliates and associates, owns, or at any time within the prior three years did own, 15% or more of the corporation's voting stock. Business combinations include, without limitation, mergers, consolidations, stock sales and asset-based transactions and other transactions resulting in a financial benefit to the interested stockholder.

   Our Restated Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of our stockholders. These provisions may be deemed to have a potential anti-takeover effect in that these provisions may delay, defer or prevent a change of control of us. These provisions include:

  . a requirement that, following this offering, stockholder action may be taken only at stockholder meetings and not by written consent

  . notice requirements relating to nominations to our board of directors and to the raising of business matters at stockholder meetings that generally require the stockholder to notify us within 45 to 75 days prior to the first anniversary of the previous year's annual meeting of his or her intention to raise a matter at the meeting provided that the stockholder has sent a proxy to the holders of at least the percentage of voting shares required to carry the proposal or, in the case of a nomination, to the holders of at least the percentage of voting shares that the stockholder reasonably believes to be sufficient to elect the nominee

  . a requirement that special meetings of stockholders can only be called by our Chairman of the Board, President, Chief Executive Officer or a majority of our board of directors

  . the classification of our board of directors, following this offering, into three classes, each serving for staggered three-year terms

Rights Agreement

   On July 7, 1999, our board of directors declared a dividend of one right for each outstanding share of our common stock. The dividend was paid on July 12, 1999 to the stockholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series E Junior Participating Preferred Stock, par value $.01 per share at a price of $110.00 per one one-thousandth of a share of Series E Junior Participating Preferred Stock, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement between us and The American Stock Transfer Company, as Rights Agent.

   The rights are not exercisable until the distribution date which occurs on the earlier of:

  . the close of business on the tenth day after the first public announcement that a person or group of affiliated or associated persons has become an acquiring person by acquiring beneficial ownership of 15% or more of our outstanding common stock, or

  . the close of business on the tenth day, or a later date as may be determined by our board of directors prior to the time that any person becomes an acquiring person, following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in the beneficial ownership of this person or group of 15% or more of the outstanding shares of our common stock.

   Until the distribution date, the rights will be evidenced by our common stock certificates and will be transferable only by the transfer of the shares of common stock associated with the rights. Any transfer of the shares of our common stock will constitute a transfer of the rights. As described below, after a person or group becomes an acquiring person, the rights may not be redeemed and may be amended under limited circumstances.

   Until the distribution date or earlier redemption or expiration of the rights, new certificates for shares of our common stock issued after July 12, 1999, upon transfer or new issuance of shares of our common stock, will contain a legend incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for shares of our common stock outstanding as of July 12, 1999 will also constitute the transfer of the rights associated with shares of our common stock represented by this certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of our common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights. Each right is exercisable for one one-thousandth of a share of our Series E Junior Participating Preferred Stock at any time after the distribution date.

   The rights are not exercisable for shares of our common stock until a person, entity or group becomes an acquiring person. The rights will expire on July 11, 2009, unless this date is extended or unless the rights are redeemed earlier by us, in each case, as described below.

   If a person or group becomes an acquiring person, each holder of a right will have the right to receive, upon exercise, shares of our common stock, or in specified circumstances, cash, property or other securities of us, having a value equal to two times the purchase price of the right. However, all rights that are, or were, beneficially owned by any acquiring person will be void.

   At any time after the first date of public announcement by us or an acquiring person that an acquiring person has become an acquiring person, if:

  . we are the surviving corporation in a merger with any other company or entity,

  . we are acquired in a merger or other business combination transaction,

  . 50% or more of our consolidated assets or earning power are sold, or

  . an acquiring person engages in specified self-dealing transactions with us,

each holder of a right, other than those whose rights have become void, will have the right to receive, upon the exercise of the right at the then current purchase price of the right, a number of shares of common stock of the surviving or acquiring company which at the time of this type of transaction will have a market value of two times the purchase price of this right.

   At any time after a person or group becomes an acquiring person and prior to the acquisition by this type of person or group of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the rights, in whole or in part, without any additional payment, for shares of our common stock at an exchange ratio of one share of our common stock per right. Our board of directors shall exclude rights that have become void, and our board of directors may issue a preferred share having equivalent rights, preferences and privileges rather than a share of our common stock.

   At any time prior to a person or group becoming an acquiring person, our board of directors may redeem all, but not less than all, of the rights at a redemption price of $.01 per right. The redemption of the rights may be made effective at a time, on a basis and with any conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

   Any of the provisions of the rights may be amended by our board of directors in order to cure any ambiguity or to make any other changes which our board of directors deems necessary or desirable. However, after a person or group becomes an acquiring person, any amendment must not adversely affect the interests of holders of rights, other than the interests of any acquiring person.

   We have included the Rights Agreement as an exhibit to the registration statement of which this prospectus is a part. A copy of the Rights Agreement also is available free of charge from us. This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Registration Rights

   Following is a description of the registration rights of our existing stockholders:

   Demand Rights. Our existing stockholders have the right to demand registration of 4,257,238 of the shares they hold. At any time at least six months after this offering, our stockholders that held our Class C or D convertible preferred stock prior to this offering are entitled to one demand registration upon initiation by at least 51% of these holders. Thereafter, a second demand registration may be initiated by not less than 25% of these holders. We are only required to effect a registration if at least 20% of the common stock that was Class C or D convertible preferred stock prior to this offering is to be sold in the demand offering and the anticipated aggregate offering price of this demand registration exceeds $5,000,000. These holders will be entitled to sell all of the shares requested to be registered, subject to pro rata cutback in the underwriters' discretion.

   Piggyback Rights. Our existing stockholders have piggyback registration rights for 18,603,807 shares covering future offerings by us. Our stockholders that held our Class C or D convertible preferred stock prior to this offering have waived

                        SHARES ELIGIBLE FOR FUTURE SALE
their piggyback registration rights with respect to this offering. In a secondary public offering effected at our initiation, these holders are entitled to pro rata piggyback registration rights with respect to 50% of the shares, other than shares to be sold for our benefit, permitted by the underwriters to be sold in a secondary offering.

   Our stockholders that held our common stock and Class A or B convertible preferred stock prior to this offering have also waived their piggyback registration rights with respect to this offering. In a secondary offering initiated by us, these holders are entitled to pro rata piggyback registration rights with respect to 50% of the shares, other than shares to be sold for our benefit, permitted by the underwriter to be sold. These holders also have piggyback registration rights with respect to any registration effected pursuant to the demand registration rights of our stockholders that held our Class C or D convertible preferred stock prior to this offering; provided, however, that any of these registration rights are subordinate to the rights of our former Class C or D convertible preferred holders and us to participate in the offering and are subject to cutback in the underwriter's discretion.

   The holders of shares who are entitled to either demand rights or piggyback rights have agreed not to exercise these rights as follows:

  . holders of 6,650,815 of these shares have agreed not to exercise these rights for six months after the date of this prospectus

  . the holders of 12,442,992 of these shares have agreed not to exercise these rights for one year after the date of this prospectus

   Expenses. Expenses of the registrations described above are paid by us other than underwriting discounts and commissions and the fees of special counsel for selling stockholders.

   Transfer. Registration rights shall be transferable only with the transfer of at least 500,000 shares of our common stock entitled to these rights or the transfer of this common stock to a partner, stockholder or affiliate of the transferor.

   Termination. All registration rights shall terminate five years after this offering.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is The American Stock Transfer and Trust Company.

   There will be 23,593,807 shares of our common stock outstanding immediately after this offering. The 4,500,000 shares being sold in this offering are freely tradeable without restriction unless held by a Rule 144 Affiliate.

   After this offering, 141 holders of our common stock who did not purchase shares in this offering will own 19,093,807 shares of our common stock. These shares have not been registered under the Securities Act and, therefore, may not be sold unless registered under the Securities Act or sold pursuant to an exemption from registration, including, for example, the exemption provided by Rule 144.

Lock-Up Agreements

   We and our existing stockholders, including our executive officers and directors, but excluding our affiliated eye care professionals who are discussed below, have agreed that, for a period of 180 days from the date of the final prospectus, we and they will not, subject to some exceptions, without the prior written consent of Donaldson, Lufkin & Jenrette Securities
Corporation:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, regardless of whether any of the transactions described in these subparagraphs is to be settled by the delivery of common stock or other securities, in cash or otherwise.

   Our affiliated eye care professionals who are stockholders, including the selling stockholders, have agreed to similar restrictions for a period of one year from the date of the final prospectus and to additional volume limitations during the year following the first anniversary of the date of the final prospectus.

   In connection with our acceleration of the vesting of options to acquire 1,075,800 shares of common stock granted to employees, each affected employee will be required to execute a lock-up agreement with Donaldson Lufkin & Jenrette. The lock-up agreements will prohibit the affected employees from selling the shares issued upon exercise of these options for a period of one year from the date of the final prospectus and also places volume limitations on the amount of these shares the affected employees may sell during the second and third years following the date of the final prospectus.

   In addition, for a 180 day period we have agreed not to file any registration statement with respect to, and each of our executive officers, directors and some of our stockholders, including the selling stockholders, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

   As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701 of the Securities Act discussed below, shares subject to these lock-up agreements will not be salable until the agreements expire or unless prior written consent is received from Donaldson, Lufkin & Jenrette Securities Corporation. Any early waiver of the lock-up agreements by the underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares, may not be accompanied by an advance public announcement by us.

   Taking into account these lock-up agreements, 6,650,815 shares will be eligible for sale 180 days from the date of the final prospectus and 12,442,992 shares will become eligible for sale one year from the date of the final prospectus, subject in some cases to volume and manner of sale limitations.

Rule 144

   In general, under Rule 144, beginning 90 days after the date of the final prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed our Rule 144 Affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of our common stock then outstanding;
    or

  . the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the proposed sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We are unable to estimate accurately the number of restricted shares that will be sold under Rule 144 because this will depend in part on the market price of our common stock, the personal circumstances of the seller and other factors.

   Under Rule 144(k), a person who is not deemed to have been our Rule 144 Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell those shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, subject to the lock-up agreements, these shares may be sold upon completion of this offering.

Rule 701

   Beginning 90 days after the date of this prospectus, the shares of common stock issuable upon exercise of the options granted by us prior to the effective date of the registration statement will be eligible for sale in the public market pursuant to Rule 701 under the Securities Act, subject to the lock-up agreements. In general, Rule 701 permits resales of shares issued under specified compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act in reliance upon Rule 144, but without compliance with restrictions, including the holding period requirements, contained in Rule 144.

Registration Statements on Form S-8

   Following this offering, we intend to file under the Securities Act one or more registration statements on Form S-8 to register all of the shares of our common stock eligible for this form of registration statement:

  . issuable upon exercise of outstanding options granted pursuant to our 1996 stock incentive plan

  . reserved for future option grants pursuant to individual option agreements or our 1996 stock incentive plan

  . that we intend to offer for sale to our employees pursuant to our employee stock purchase plan

These registration statements are expected to become effective upon filing and shares covered by these registration statements will be subject to vesting provisions and, in the case of Rule 144 Affiliates only, to the restrictions of Rule 144, other than the holding period requirement, and subject to expiration of the lock-up agreements.

                                  UNDERWRITING

   Subject to the terms and conditions contained in the underwriting agreement
dated          , 1999, the underwriters identified below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC, William Blair & Company, L.L.C. and DLJdirect Inc. have severally agreed to purchase from us and the selling stockholders, the respective number of shares of our common stock appearing opposite their names below:

                                                                       Number of
     Underwriters                                                       Shares
     Donaldson, Lufkin & Jenrette Securities Corporation..............
     Hambrecht & Quist LLC............................................
     William Blair & Company, L.L.C.  ................................
     DLJdirect Inc....................................................
                                                                       ---------
       Total.......................................................... 4,500,000
                                                                       =========


   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered in this prospectus are subject to approval by their counsel of legal matters and to other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered in this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

   The underwriters propose to initially offer the shares of common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to dealers, including the underwriters, at
this price less a concession not in excess of $          per share. The
underwriters may allow, and those dealers may re-allow, to other dealers a
concession not in excess of $        per share. After the initial offering of
the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts.

   The following table shows the underwriting fees to be paid to the underwriters by us and the selling stockholders in connection with this
offering. The fees to be paid by us will be     % of the initial public
offering price and are shown below assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                 Paid by Selling
                                                Paid by Company   Stockholders
                                               ----------------- ---------------
                                                  No
                                               Exercise   Full
                                               -------- --------
   Per share.................................. $        $        $       $
   Total...................................... $

   We will pay the offering expenses, estimated to be $1.8 million, which include, among other things:

  . the SEC registration fee of $29,646

  . the NASD filing fee of $10,500

  . the Nasdaq National Market listing fee of $95,000

  . accountants' fees and expenses of $175,000

  . legal fees and expenses of $1.2 million

  . transfer agent and registrar fees and expenses of $3,500

  . printing and engraving expenses of $225,000

   We have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 675,000 additional shares at the public offering price less the underwriting discount. This option may be exercised solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment.

   We and the selling stockholders have agreed to indemnify the underwriters against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   Prior to this offering, there was no established trading market for our common stock. The initial public offering price of our common stock in this offering will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price are:

  . the history and the prospects for the industry in which we compete

  . our past and present operations

  . our historical results of operations

  . our prospects for future earnings

  . the general condition of the securities markets at the time of this offering

  . the recent market prices of securities of generally comparable companies

We cannot assure you that an active trading market will develop for our common stock or that it will trade at or above the initial public offering price in the public market after this offering. We are applying to have our common stock listed on the Nasdaq National Market under the symbol "NOVA."

   In connection with this offering, the representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions involve bids to purchase our common stock in the open market for the purpose of pegging, fixing or maintaining the price of our common stock. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when shares of our common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These activities, if commenced, may be discontinued at any time.

   We and our existing stockholders, including our executive officers and directors, have agreed to restrictions on our ability to offer or sell our securities. We have described these restrictions under the caption "Shares Eligible for Future Sale".

   Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

   Affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, purchased 237,739 shares of our common stock in September 1998, for $4.38 per share.

                                 LEGAL MATTERS

                                    EXPERTS

                      WHERE YOU CAN FIND MORE INFORMATION

450 Fifth Street, N.W.        Seven World Trade Center       Citicorp Center
Judiciary Plaza               Suite 1300                     500 West Madison
Room 1024                     New York, NY 10048             Street
Washington, D.C. 20549                                       Suite 1400
                                                             Chicago, IL 60661

   Katten Muchin & Zavis, Chicago, Illinois will pass upon the validity of this offering of our common stock and other matters for us. The firm owns 23,962 shares of our common stock, and some of the partners of the firm are beneficial owners of an additional 197,737 shares of our common stock, including Steven V. Napolitano, who serves as one of our directors and is the beneficial owner of 134,666 shares of our common stock. Legal matters will be passed upon for the underwriters by McDermott, Will & Emery, Chicago, Illinois.

   Our consolidated financial statements as of December 31, 1997 and 1998 and for each of our three fiscal years in the period ended December 31, 1998, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.
   Matters dealing with our compliance with Federal and state healthcare laws and regulations set forth under "Government Regulation" have been included in this document in reliance upon advice provided by either Katten Muchin & Zavis, Chicago, Illinois or Arent Fox Kintner Plotkin & Kahn, PLLC, Washington, D.C. and their status as experts in such matters.

   This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules.

   For further information about us, please see the complete registration statement. Statements contained in this prospectus concerning the provisions of documents filed with the registration statement as exhibits are necessarily summaries of these documents. Please refer to the exhibits to the registration statement for complete copies of these documents.

   You may read and copy our registration statement and all of its exhibits and schedules at the following SEC public reference rooms:

   You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. You may also inspect and copy the complete registration statement and other information at the offices of The Nasdaq Stock Market located at 1735 K Street, N.W., Washington, D.C. 20006-1500. The registration statement is also available from the SEC's Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements of NovaMed Eyecare, Inc.:
  Report of Independent Public Accountants................................ F-2

  Consolidated Balance Sheets as of December 31, 1997 and 1998 and June
   30, 1999 (unaudited)................................................... F-3

  Consolidated Statements of Operations for the years ended December 31,
   1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999
   (unaudited)............................................................ F-5

  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1996, 1997 and 1998 and the six months ended June 30, 1999
   (unaudited)............................................................ F-6

  Consolidated Statements of Cash Flows for the years ended December 31,
   1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999
   (unaudited)............................................................ F-7

  Notes to Consolidated Financial Statements.............................. F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
NovaMed Eyecare, Inc.:

   We have audited the accompanying consolidated balance sheets of NOVAMED EYECARE, INC. AND SUBSIDIARIES as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1996, 1997 and 1998. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NovaMed Eyecare, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Rule 12-09 Valuation Reserve
Schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subject to the auditing procedure applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 16, 1999
(except for Note 15,
as to which date is May 28, 1999)

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)


                                                           June   Pro forma
                                           December 31,     30,   June 30,
                 ASSETS                   --------------- ------- ---------
                 ------                    1997    1998    1999     1999
                                                             (unaudited)
Current Assets:
  Cash and cash equivalents.............. $ 4,009 $ 1,875 $   864  $
  Accounts receivable, net of allowances
   of $6,994, $10,347 and $10,017,
   respectively..........................   6,980  11,278  12,995
  Due from affiliated providers, net.....     755     110      84
  Notes receivable from affiliated
   providers.............................   2,035     393     322
  Inventory..............................     715   1,490   2,449
  Other current assets...................     940   1,240   1,549   1,979
                                          ------- ------- -------  ------
    Total current assets.................  15,434  16,386  18,263
Property and equipment, net..............   6,492   9,893  12,692
Note receivable from related party.......     400     400     --
Intangible assets, net...................  30,127  35,660  40,351
Other assets, net........................     281     340     307
                                          ------- ------- -------
    Total assets......................... $52,734 $62,679 $71,613
                                          ======= ======= =======


  The accompanying notes are an integral part of these consolidated financial statements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (Dollars in thousands, except share data)

                                                               June    Pro forma
                                             December 31,       30,    June 30,
   LIABILITIES AND STOCKHOLDERS' EQUITY     ----------------  -------  ---------
   ------------------------------------      1997     1998     1999      1999
                                                                 (unaudited)
Current liabilities:
  Accounts payable........................  $ 1,692  $ 3,142  $ 4,116
  Accrued expenses........................    2,811    3,297    3,210
  Income taxes payable....................       35      427      192
  Current maturities of long-term debt....      444      300      150
                                            -------  -------  -------
    Total current liabilities.............    4,982    7,166    7,668
                                            -------  -------  -------
Long-term debt, net of current maturities.   15,838   20,427   27,964   $18,264
                                            -------  -------  -------   -------
Deferred income tax liabilities...........      629    1,702    1,852
                                            -------  -------  -------
Minority interests in equity of
 consolidated entities....................      456      --       --
                                            -------  -------  -------
Commitments and contingencies
Redeemable convertible preferred stock:
  Series C convertible preferred stock,
   $.01 par value, 2,400,000 shares
   authorized, 2,000,000 issued and
   outstanding at December 31, 1997 and
   1998 and June 30, 1999 (none pro
   forma), respectively...................    5,794    6,350    8,088       --
                                            -------  -------  -------   -------
  Series D convertible preferred stock,
   $.01 par value, 3,000,000 shares
   authorized; 1,636,622, 2,323,837 and
   2,323,837 issued and outstanding at
   December 31, 1997 and 1998 and June 30,
   1999 (none pro forma), respectively....    6,886   10,080   11,818       --
                                            -------  -------  -------   -------
Stockholders' equity:
  Series A convertible preferred stock,
   $.01 par value, 13,112,000 shares
   authorized, 11,733,166, 11,740,055 and
   11,740,055 shares issued and
   11,655,236, 11,072,698 and 11,602,698
   shares outstanding at December 31, 1997
   and 1998, and June 30, 1999 (none pro
   forma), respectively; 160,000 shares
   issuable at December 31, 1998..........      117      117      117       --
  Series B convertible preferred stock,
   $.01 par value, 455,000 shares
   authorized, 400,000 issued and
   outstanding at December 31, 1997 and
   1998, and June 30, 1999 (none pro
   forma), respectively...................        4        4        4       --
  Common stock, $.01 par value, 26,000,000
   shares authorized; 2,748,503,
   2,751,254, 2,751,254, and 20,081,205
   shares issued and 2,748,503, 2,751,254,
   2,409,708, and 19,746,655 shares
   outstanding as of December 31, 1997 and
   1998, June 30, 1999 and pro forma,
   respectively...........................       27       28       28       205
Additional paid-in capital................   18,083   17,955   20,224    52,199
Deferred compensation.....................      --       --    (2,472)   (2,472)
Retained earnings (deficit)...............      105    1,072   (1,332)   (3,327)
Treasury stock, at cost, consists of
 77,930, 507,347 and 137,357 shares of
 Series A convertible preferred stock at
 December 31, 1997 and 1998, and June 30,
 1999 (none pro forma) and 341,546 shares
 of common stock as of June 30, 1999,
 478,903 pro forma........................     (187)  (2,222)  (2,346)   (2,346)
                                            -------  -------  -------   -------
    Total stockholders' equity............   18,149   16,954   14,223    44,259
                                            -------  -------  -------   -------
    Total liabilities and stockholders'
     equity...............................  $52,734  $62,679  $71,613
                                            =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Amounts in thousands, except per share data)

                                     Years Ended December        Six Months
                                              31,              Ended June 30,
                                    -------------------------  ----------------
                                     1996     1997     1998     1998     1999
                                                                 (unaudited)
Net revenue:
  Management services.............  $10,326  $24,401  $36,053  $15,131  $24,426
  Surgery and laser centers.......    5,303   14,484   20,131    8,736   13,290
  Product sales and other.........      221    3,523    7,545    3,418    7,146
                                    -------  -------  -------  -------  -------
    Total net revenue.............   15,850   42,408   63,729   27,285   44,862
                                    -------  -------  -------  -------  -------
Operating expenses:
  Salaries, wages and benefits....    8,259   18,123   25,266   10,776   17,448
  Cost of sales and medical
   supplies.......................    2,570    8,723   15,762    6,791   12,260
  Selling, general and
   administrative.................    5,044   11,315   14,625    6,512    9,948
  Depreciation and amortization...      806    2,226    3,333    1,480    2,225
                                    -------  -------  -------  -------  -------
    Total operating expenses......   16,679   40,387   58,986   25,559   41,881
                                    -------  -------  -------  -------  -------
    Income (loss) from operations.     (829)   2,021    4,743    1,726    2,981
                                    -------  -------  -------  -------  -------
Other (income) expense:
  Interest expense................       87    1,363    1,546      701    1,130
  Interest income.................      (29)    (322)    (273)    (173)     (73)
  Minority interests in earnings
   of consolidated entities.......       17      108      132       69      --
  Other...........................        8      561      (32)     (26)     (17)
                                    -------  -------  -------  -------  -------
    Total other expense...........       83    1,710    1,373      571    1,040
                                    -------  -------  -------  -------  -------
Income (loss) before income taxes.     (912)     311    3,370    1,155    1,941
Provision for income taxes........      --       206    1,664      570      869
                                    -------  -------  -------  -------  -------
Net income (loss).................  $  (912) $   105  $ 1,706  $   585  $ 1,072
Less--Accretion of Series C and
 Series D convertible preferred
 stock............................      --       --      (739)    (169)  (3,476)
                                    -------  -------  -------  -------  -------
Income (loss) available to Series
 A and Series B convertible
 preferred and common
 stockholders.....................  $  (912) $   105  $   967  $   416  $(2,404)
                                    =======  =======           =======
Earnings (loss) per common share
 (audited):
  Basic...........................  $   --   $   .01  $   .07  $   .03  $  (.17)
                                    =======  =======  =======  =======  =======
  Diluted.........................  $  (.08) $   .01  $   .06  $   .03  $  (.17)
                                    =======  =======  =======  =======  =======
Weighted average common shares
 outstanding (audited):
  Basic...........................      --     2,178    2,751    2,751    2,471
                                    =======  =======  =======  =======  =======
  Diluted.........................   11,358   17,237   16,003   16,223   14,374
                                    =======  =======  =======  =======  =======
Pro forma (Note 2)(unaudited):
Accretion to redemption value
 eliminated as a result of the
 completion of initial public
 offering.........................                        739             3,476
Interest expense eliminated due to
 debt conversion, net of tax
 benefit..........................                        483               242
                                                      -------           -------
Pro forma net income..............                    $ 2,189           $ 1,314
                                                      =======           =======
Pro forma earnings per common
 share (unaudited)
  Basic...........................                    $   .11           $   .07
                                                      =======           =======
  Diluted.........................                    $   .10           $   .06
                                                      =======           =======
Pro forma weighted average number
 of common shares outstanding--
 (unaudited)
  Basic...........................                     19,937            19,975
                                                      =======           =======
  Diluted.........................                     21,409            22,563
                                                      =======           =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    NOVAMED EYECARE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (Dollars and shares in thousands)

                     Series A       Series B
                    Preferred      Preferred   Common Stock                                   Treasury Stock
                   -------------  ------------ ------------ Additional              Retained  ---------------      Total
                            Par           Par          Par   Paid-in     Deferred   Earnings                   Stockholders'
                   Shares  Value  Shares Value Shares Value  Capital   Compensation (Deficit) Shares  At Cost     Equity
BALANCE, December
31, 1995.........   2,880  $ 29    --    $--     --   $--    $ 2,566         --      $  (809)    --   $   --      $ 1,786
 Stock issued in
 conjunction with
 practice
 affiliations....   8,400    84    --     --     --    --     10,416         --          --      --       --       10,500
 Stock issued in
 connection with
 acquisitions....      96     1    --     --     --    --        119         --          --      --       --          120
 Redemption of
 shares..........    (272)   (3)   --     --     --    --       (337)        --          --      --       --         (340)
 Issuance of--
 Series A
 preferred stock.     480     5    --     --     --    --        596         --          --      --       --          601
 Series B
 preferred stock.     --    --     400      4    --    --        996         --          --      --       --        1,000
 Net loss........     --    --     --     --     --    --        --          --         (912)    --       --         (912)
 Accumulated
 deficit at date
 of
 incorporation...     --    --     --     --     --    --     (1,721)        --        1,721     --       --          --
                   ------  ----    ---   ----  -----  ----   -------     -------     -------  ------  -------     -------
BALANCE, December
31, 1996.........  11,584   116    400      4    --    --     12,635         --          --      --       --       12,755
 Stock issued in
 conjunction with
 practice
 affiliations....     --    --     --     --   2,748    27     5,265         --          --      --       --        5,292
 Redemption of
 shares..........     --    --     --     --     --    --        --          --          --      (78)    (187)       (187)
 Stock options
 exercised.......     149     1    --     --     --    --        183         --          --      --       --          184
 Net income......     --    --     --     --     --    --        --          --          105     --       --          105
                   ------  ----    ---   ----  -----  ----   -------     -------     -------  ------  -------     -------
BALANCE, December
31, 1997.........  11,733   117    400      4  2,748    27    18,083         --          105     (78)    (187)     18,149
 Stock options
 exercised/sold..       7   --     --     --       3     1        32         --          --      --       --           33
 Redemption of
 Series A
 preferred stock,
 net.............     --    --     --     --     --    --        (71)        --          --   (1,228)  (5,380)     (5,451)
 Issuance of
 Treasury stock
 in conjunction
 with practice
 affiliations....     --    --     --     --     --    --        (89)        --          --      799    3,345       3,256
 Accretion of
 Series C and D
 preferred stock.     --    --     --     --     --    --        --          --         (739)             --         (739)
 Net income......     --    --     --     --     --    --        --          --        1,706     --       --        1,706
                   ------  ----    ---   ----  -----  ----   -------     -------     -------  ------  -------     -------
BALANCE, December
31, 1998 ........  11,740   117    400      4  2,751    28    17,955         --        1,072    (507)  (2,222)     16,954
  (Unaudited):
 Issuance of
 Treasury stock
 in conjunction
 with practice
 affiliations....     --    --     --     --     --    --        --          --          --      270    1,182       1,182
 Common stock
 reacquired from
 affiliate.......     --    --     --     --     --    --        --          --          --     (437)  (2,179)     (2,179)
 Stock options
 exercised.......     --    --     --     --     --    --       (421)        --          --      195      873         452
 Deferred
 compensation
 expense.........     --    --     --     --     --    --      2,690      (2,690)        --      --       --          --
 Amortization of
 deferred
 compensation
 expense.........     --    --     --     --     --    --        --          218         --      --       --          218
 Accretion of
 Series C and D
 preferred stock.     --    --     --     --     --    --        --          --       (3,476)    --       --       (3,476)
 Net income......     --    --     --     --     --    --        --          --        1,072     --       --        1,072
                   ------  ----    ---   ----  -----  ----   -------     -------     -------  ------  -------     -------
BALANCE, June 30,
1999 (unaudited).  11,740  $117    400   $  4  2,751  $ 28   $20,224     $(2,472)    $(1,332)   (479) $(2,346)    $14,223
                   ======  ====    ===   ====  =====  ====   =======     =======     =======  ======  =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                  Years Ended December      Six Months Ended
                                           31,                  June 30,
                                 -------------------------  ------------------
                                  1996     1997     1998      1998      1999
                                                               (unaudited)
Cash flows from operating
 activities:
  Net income (loss)............. $  (912) $   105  $ 1,706  $    585  $  1,072
  Adjustments to reconcile net
   income (loss) to net cash
   provided (used) in operating
   activities, net of effects of
   purchase transactions--
    Depreciation and
     amortization...............     806    2,226    3,333     1,480     2,225
    Amortization of deferred
     compensation...............     --       --       --        --        218
    Deferred taxes..............     --       171    1,237       --        --
    Preferred stock issued for
     services...................     --       125      --        --        --
    Minority interests..........       5       41      (46)       42       --
    Loss on disposition of
     property and equipment.....     --       589      --        --        --
    Changes in non-cash working
     capital items--
      Accounts receivable and
       due (to) from affiliated
       providers, net...........  (1,059)  (3,015)  (3,204)   (1,622)   (1,478)
      Inventory.................     (55)      (5)    (374)      (71)     (400)
      Other current assets......    (538)    (374)    (260)       22      (322)
      Other noncurrent assets...     --      (180)     (70)       24       111
      Accounts payable, accrued
       expenses and income taxes
       payable..................   1,055     (105)      65      (227)     (420)
                                 -------  -------  -------  --------  --------
        Net cash provided (used)
         in operating
         activities.............    (698)    (422)   2,387       233     1,006
                                 -------  -------  -------  --------  --------
Cash flows from investing
 activities:
  Purchases of property and
   equipment....................  (1,302)  (2,875)  (4,466)   (2,293)   (3,906)
  Acquisitions of and
   affiliations with entities...    (110)  (2,222)  (3,649)     (217)   (6,337)
  Receipt (issuance) of notes
   receivable from affiliated
   providers....................     (75)  (1,918)   1,491      (400)      472
                                 -------  -------  -------  --------  --------
        Net cash used in
         investing activities...  (1,487)  (7,015)  (6,624)   (2,910)   (9,771)
                                 -------  -------  -------  --------  --------
Cash flows from financing
 activities:
  Borrowings under revolving
   line of credit...............     --     3,000   14,735       --     18,900
  Payments under revolving line
   of credit....................     --    (3,000)  (6,250)      --    (10,485)
  Payments of subordinated debt.     --       --    (3,700)      --       (850)
  Proceeds from the issuance of
   preferred stock, net of
   issuance costs...............   7,394    6,946    3,044     3,015       451
  Payments for the redemption of
   preferred stock, net of
   transaction costs............    (340)    (187)  (5,262)      --        --
  Other long-term debt and
   capital lease obligations....     440   (1,264)    (464)     (168)     (262)
                                 -------  -------  -------  --------  --------
        Net cash provided by
         financing activities...   7,494    5,495    2,103     2,847     7,754
                                 -------  -------  -------  --------  --------
Net increase (decrease) in cash
 and cash equivalents...........   5,309   (1,942)  (2,134)      170    (1,011)
Cash and cash equivalents,
 beginning of year..............     642    5,951    4,009     4,009     1,875
                                 -------  -------  -------  --------  --------
Cash and cash equivalents, end
 of year........................ $ 5,951  $ 4,009  $ 1,875  $  4,179  $    864
                                 =======  =======  =======  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Information as of June 30, 1999 and for the six months ended June 30, 1998 and
                               1999 is unaudited
                 (Dollars in thousands, except per share data)

1. GENERAL INFORMATION

Description of the Business

   NovaMed Eyecare, Inc. (NovaMed) along with its wholly-owned subsidiaries (collectively, the Company), is an eye care services company engaged in the business of: (i) owning, operating and/or managing eye surgery and laser centers, optical retail outlets, wholesale optical laboratories, and an optical products purchasing organization; (ii) providing financial, administrative, information technology, marketing and other business services to ophthalmic and optometric providers; and (iii) providing clinical and other research services to eye care device, product and pharmaceutical manufacturers. The Company operates within the United States in regional markets including Chicago, Illinois; St. Louis, Missouri; Kansas City, Missouri; Louisville, Kentucky and Richmond, Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

   The consolidated financial statements have been prepared on the accrual basis of accounting and include the accounts of the Company and its wholly owned subsidiaries. The Company acquires certain net operating assets and assumes certain liabilities of physician groups (the Affiliated Professional Entities). The Company provides services, facilities and equipment to our affiliated eye care professionals under long-term service agreements (SA). Each of the SAs is generally for a 40-year term and requires the Company to provide all of the business, administrative and financial services necessary to operate the eye care clinics and optical dispensaries. These services typically include:

  . billing, collection and cash management services

  . procuring and maintaining all office space, office and medical supplies, medical and nonmedical equipment, information systems, and furniture and fixtures

  . recruiting, employing, supervising and training all non-professional personnel

  . recruiting services relating to our affiliated professionals, recruiting of additional ophthalmologists and optometrists

  . all administrative and support services

  . information technology services

  . marketing services

  . assisting our affiliated professionals with the establishment and implementation of quality assurance, risk management and utilization review programs

  . assisting our affiliated professionals in obtaining and maintaining federal, state and local licenses and permits

  . negotiating managed care contracts on behalf of our affiliated eye care professionals

   The SAs provide that the Affiliated Professional Entities retain sole and exclusive control over the dispensing of all medical and other professional services to their patients. The SAs also provide that the Affiliated Professional Entities:

  . retain control over all decisions relating to the selecting, hiring, compensating and terminating of eye care professionals

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

  . retain control over all corporate governance decisions and other internal matters affecting the operation of their legal entities

  . employ or otherwise retain a sufficient number of ophthalmologists and optometrists to provide professional eye care services to their patients.

   Under the SAs, the Company is generally required to pay all expenses incurred in connection with the business and medical operations of the eye care clinics and optical dispensaries, except for the salaries and benefits of those eye care professionals who have an ownership interest in the professional entity employing them. The Affiliated Professional Entities then reimburse the Company on a monthly basis for those expenses that are paid on the Affiliated Professional Entities' behalf.

   In addition to being reimbursed for eye care clinic and optical dispensary overhead, the Company is paid a monthly fee for its services. This fee is generally based on a fixed monthly amount established in an annual budget that the Company negotiates each year with its Affiliated Professional Entities. If the revenue or expenses of the eye care clinics and retail optical outlets in any month vary from the budget for that month, then the fee is adjusted to reflect the actual results of the eye care clinics and retail optical outlets. There are no limitations on the amount of these fee adjustments. On average, the fees paid to the Company in 1998 represented approximately 35.7% of the earnings before interest and taxes of the Affiliated Professional Entities. The earnings of the Affiliated Professional Entities are determined by subtracting the expenses of the eye care clinics and retail optical outlets from the net professional services and other revenues earned by the Affiliated Professional Entity. These expenses generally include all expenses incurred in connection with the business and medical operations of the Affiliated Professional Entity, except for any salaries and benefits of those eye care professionals who have an ownership interest in the Affiliated Professional Entity. Each Affiliated Professional Entity is then responsible for paying the salaries and benefits of its eye care professional-owners from the amount retained by the Affiliated Professional Entity after paying the management fee.

   The SAs are generally not terminable by the Affiliated Professional Entities unless a court makes a final determination that the Company has breached a material fiduciary duty owed to the eye care professionals, or that the Company has misappropriated or misapplied funds of the eye care professionals. The Company generally can not terminate the SAs unless:

  . one or a group of Affiliated Professionals loses their medical license

  . the professional entity loses its Medicare provider number or ability to treat Medicare patients

  . the professional entity is dissolved or goes bankrupt

  . or the affiliated eye care professionals default in the performance of any of their material duties

The Company does not generally enter into nominee shareholder arrangements with Affiliated Professional Entities, nor does it have a "controlling financial interest" in the Affiliated Professional Entities as defined by EITF 97-2, "Applications of FASB Statement No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities under Contractual Management Arrangements". Accordingly, the Company does not consolidate the financial statements of the Affiliated Professional Entities. All significant intercompany accounts and transactions have been eliminated.

Interim Financial Information

   The financial information as of June 30, 1999, and for the six months ended June 30, 1998 and 1999 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

Cash and Cash Equivalents

   Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less from the date of purchase.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

Due (To) From Affiliated Providers

   Amounts due (to) from affiliated providers, which are unsecured, non-interest-bearing and due on demand, include amounts owed to Affiliated Professional Entities for services performed under SAs, receivables from Affiliated Professional Entities and affiliated providers for expenses paid on their behalf and certain other receivables.

Inventory

   Inventory consists primarily of optical products such as spectacle frames and lenses as well as surgical supplies used in connection with the operation of the Company's Surgery and Laser Centers (SLCs). Inventory is valued at the lower of cost or market, with cost determined using the first-in, first-out
(FIFO) method. The Company routinely reviews its inventory for obsolete, slow moving or otherwise impaired inventory and records a related expense in the period such impairment is known and quantifiable. The Company recorded an immaterial expense for obsolete and slow moving inventory for the years ended December 31, 1996, 1997 and 1998.

Property and Equipment

   Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the related assets, generally three to seven years for equipment, computer software, furniture and fixtures, and the lesser of the lease term or 10 years for leasehold improvements. Routine maintenance and repairs are charged to expense as incurred.

Intangible Assets

   The Company's affiliations involve the purchase of tangible and intangible assets and the assumption of certain liabilities. As part of the purchase price allocation, the Company allocates the purchase price to the tangible assets acquired and liabilities assumed, based on estimated fair market values. Because the Company does not practice medicine, maintain patient relationships, hire physicians or enter into employment agreements with the physicians, the intangible asset created in the affiliation is solely with the SA for the Affiliated Professional Entity and that there are no other significant, identifiable intangible assets. In connection with the determination of the appropriate life of the SAs' identifiable intangible assets, the Company analyzes the nature of each Affiliated Professional Entity with which an SA is entered into, including the Affiliated Professional Entity's historical profitability, the number of physicians in each Affiliated Professional Entity, number of service sites, ability to recruit additional physicians, relative market position, the length of time each Affiliated Professional Entity has been in existence, and the term of the SA. Based on this practice-by-practice evaluation, the Company's SAs are amortized over a composite period ranging between 5 and 25 years. For practices with a 25-year amortization period, the Company believes that the related physician groups are long-lived entities with an indeterminate life and that the physicians, patient demographics and customer relationships will be continuously replaced. In addition, for these practices, none of the Affiliated Professional Entities nor physicians, individually, are material to the results of operations of the Company. Also, each Affiliated Practice Entity has been profitable since the date of Affiliation. The Company also has the right to require the Affiliated Professional Entity to purchase and assume the assets (including unamortized intangible assets) and liabilities and obligations provided by the practice upon the involuntary termination of the SA.

   Effective January 1, 1998, on a prospective basis the Company changed its estimate of the maximum useful lives of intangible assets associated with affiliations under SAs from 32 years to 25 years. This change was made to conform the Company's policy with that adopted by other healthcare services companies during 1998 and to better represent the useful lives of the SAs. Of the 23 practice affiliations completed through December 31, 1998, 9 SAs are being amortized over a 5 to 15 year period with the remainder being amortized over 25 years.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

Impairment of Long-Lived Assets

   The Company reviews the carrying value of the long-lived assets and goodwill at least quarterly on an entity by entity basis to determine if facts and circumstances exist which would suggest that assets might be impaired or that the amortization period needs to be modified. Among the factors the Company considers in making the evaluation are changes in the Affiliated Professional Entity or SLC's market position, reputation, profitability and geographical penetration. If facts and circumstances are present which may indicate impairment is probable, the Company will prepare a projection of the undiscounted cash flows of the specific Affiliated Professional Entity/SLC and determine if the long-lived assets and/or goodwill are recoverable based on these undiscounted cash flows. If impairment is indicated, then an adjustment will be made to reduce the carrying amount of these assets to their fair value. To date, no such impairments have been incurred.

Income Taxes

   The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Statement Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

   The carrying value of all financial instruments such as accounts receivable, amounts due (to) from affiliated providers, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items. The Company believes the carrying amounts of the Company's note receivable from related parties, subordinated debt, line of credit and obligations under capital leases approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates.

Minority Interests

   The Company owned 75% of two SLC's, and recorded the results of their operations under the consolidation method of accounting. The interests of the minority owners in the earnings of these SLCs are reflected as minority interests in the consolidated balance sheets.

   In November 1998, the Company purchased the remaining minority interests of two SLCs held by certain persons associated with Affiliated Professional Entities for 160,000 shares of the Company's Series A convertible preferred stock. Accordingly, the Company now owns 100% of 10 SLCs. The acquisition of the minority interests was accounted for under the purchase method of accounting.

Revenue Recognition

 Management Services

   Management services revenue is equal to the net revenue of the Affiliated Professional Entities, less amounts retained by the Affiliated Professional Entities. The amounts retained by the Affiliated Professional Entities represent the net billings of the Affiliated Professional Entities less operating expenses and the Company's management fee. Management services revenue is recognized when the Affiliated Professional Entities render services and recognize operating expenses under the accrual method of accounting. Net revenue is recorded by the Affiliated Professional Entities at established rates reduced by a provision for contractual adjustments and doubtful accounts. Contractual adjustments arise due to the terms of certain reimbursement contracts. Such adjustments represent the difference between the charges at established rates and estimated recoverable amounts and are recognized in the period the services are rendered. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts, which are immaterial, are recognized as contractual adjustments in the period of final settlements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   For the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999, management services revenue was as follows:

                                                                Six Months
                                  Years Ended December 31,    Ended June 30,
                                  --------------------------  ----------------
                                   1996     1997      1998     1998     1999
                                                                (unaudited)
   Net revenue of the Affiliated
    Professional Entities........ $13,880  $32,263  $ 46,374  $18,967  $30,093
   Less--amounts retained by
    Affiliated Professional
    Entities.....................  (3,554)  (7,862)  (10,321)  (3,836)  (5,667)
                                  -------  -------  --------  -------  -------
                                  $10,326  $24,401  $ 36,053  $15,131  $24,426
                                  =======  =======  ========  =======  =======

   For the years ended December 31, 1997 and 1998, the management services revenue of one Affiliated Professional Entity accounted for 15.9% and 15.4% of total net revenue, respectively.

 Surgery and Laser Centers Revenue

   Revenue derived from SLCs is based on fees charged to patients, third-party payors or others for use of the SLCs and relate primarily to cataract, laser vision correction and other refractive surgery procedures. SLC revenue is net of contractual adjustments and a provision for doubtful accounts. Although the Company does not separately track contractual adjustments and provisions for doubtful accounts, management believes that the amounts related to bad debts are immaterial for all periods presented. This revenue is recognized by the Company and is not subject to SAs.

 Optical Product Sales and Other

   Through 1998, optical product sales consisted solely of an optical products purchasing organization (the Alliance). The Alliance negotiates volume buying discounts with optical products manufacturers. Products are sold to both affiliated and non-affiliated ophthalmologists and optometrists. All sales to affiliated ophthalmologists and optometrists are eliminated in consolidation. Most of the products are shipped directly from the manufacturer to the customer. Revenue is recognized, net of an allowance for returns, based on the amount billed to the customer and is recorded upon receipt of the invoice from the manufacturer or the shipping date if shipped from the Alliance. Beginning in January 1999, the Company acquired a wholesale optical laboratory, Midwest Uncuts, Inc. which manufactures and distributes corrective lenses and eyeglasses (see note 3).

Cost of Sales and Medical Supplies

   Cost of sales and medical supplies includes the cost of optical products such as frames, optical lenses, contact lenses and medical supplies.

Earnings (Loss) Per Common Share

   Since the Series A and Series B Convertible Preferred Stock participate along with the common stock in the Company's earnings, the Company uses the two class method for calculation of earnings per share (EPS). Under the two class method, earnings or loss is allocated to the Series A and Series B convertible preferred stock as one class, and to common stock as a second class. For each class of stock, Basic EPS is calculated by dividing allocated earnings (loss) allocable to the class by the weighted average number of shares outstanding of that class during the period. Diluted EPS is calculated by dividing net income
(loss) by the weighted average number of common shares, including the dilutive effect of potential common shares outstanding during the period. Potential common shares consist of outstanding options, warrants, convertible debt and preferred stock. The dilutive effect of options and warrants are calculated using the treasury stock method. The dilutive effect of the Series A and Series B convertible preferred shares are calculated using the if converted method.

                    NOVAMED EYECARE, INC. AND SUBSIDIARIES

   In 1996, there were no earnings for the period in which the common stock was outstanding, and therefore, the entire loss was allocated to the class of convertible preferred stock for Basic EPS. For 1997 and 1998, total earnings were allocated to each class of stock based upon the weighted average shares outstanding for each class as a percentage of total weighted average shares outstanding.

   Earnings (loss) per common share is calculated as follows (amounts in thousands, except per share data):

                                            Years Ended          Six Months
                                           December 31,        Ended June 30,
                                      ------------------------ ---------------
                                       1996     1997    1998    1998    1999
                                                                 (unaudited)
Income (loss) available to Series A
 and B convertible preferred and
 common stockholders................. $  (912) $   105 $   967 $   416 $(2,404)
Income (loss) allocated to preferred
 stockholders........................    (912)      89     784     339  (1,991)
                                      -------  ------- ------- ------- -------
Income (loss) available to common
 stockholders-basic.................. $   --   $    16 $   183 $    77 $  (413)
                                      =======  ======= ======= ======= =======
Income (loss) available to common
 stockholders-diluted................ $  (912)   $ 105 $   967 $   416 $(2,404)
                                      =======  ======= ======= ======= =======
Basic weighted average number of
 common shares outstanding...........     --     2,178   2,751   2,751   2,471
Weighted average number of common
 shares issuable upon the conversion
 of dilutive preferred shares........  11,358   14,624  11,780  12,055  11,903
Effect of dilutive securities--stock
 options.............................     --       435   1,472   1,417     --
                                      -------  ------- ------- ------- -------
Diluted weighted average number of
 shares outstanding..................  11,358   17,237  16,003  16,223  14,374
                                      =======  ======= ======= ======= =======
Earnings (loss) per common share:
  Basic.............................. $   --   $  0.01 $  0.07 $  0.03 $ (0.17)
                                      =======  ======= ======= ======= =======
  Diluted............................ $ (0.08) $  0.01 $  0.06 $  0.03 $ (0.17)
                                      =======  ======= ======= ======= =======

   The effect of the subordinated exchangeable notes is anti-dilutive in all periods presented and, accordingly, is excluded from diluted EPS. Additionally, the effect of the conversion of the Series C and Series D convertible preferred stock is anti-dilutive for the year ended December 31, 1998 and the six months ended June 30, 1999. Also, the effect of dilutive securities--stock options for the six months ended June 30, 1999 have been excluded as their effect is anti-dilutive.

Stock Compensation

   In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to measure compensation costs related to awards of stock based compensation using either the fair value method or the intrinsic value method. The Company has elected to account for stock-based compensation programs using the intrinsic value method. See Note 12 for the pro forma disclosures of the effect on net income (loss) and earnings (loss) per share.

Concentration of Credit Risk

   For the years ended December 31, 1996, 1997 and 1998, approximately 67%, 61% and 49%, respectively, of the Company's net revenue was received from Medicare and other governmental programs, which reimburse providers based on fee schedules determined by the related governmental agency. In the ordinary course of business, providers receiving reimbursement from Medicare and other governmental programs are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Information

   The unaudited pro forma consolidated balance sheet presents the Company's balance sheet assuming (i) the conversion of 11,740,055 issued shares of Series A convertible preferred stock into common stock on a share for share basis;
(ii) the conversion of 400,000 issued shares of Series B convertible preferred stock into common stock on a share for share basis; (iii) the conversion of 2,000,000 issued shares of Series C convertible preferred stock into common stock on a share for share basis; (iv) the conversion of 2,323,837 issued shares of Series D convertible preferred stock into common stock on a share for share basis; (v) the issuance of 1,010,412 shares of common stock upon the exchange of the subordinated exchangeable promissory notes; and (vi) an additional interest expense of $2.0 million, net of tax benefits, related to the discount granted to the holders of the subordinated exchangeable notes, which will occur automatically upon completion of the Company's proposed initial public offering, as if the foregoing took place on June 30, 1999.

   The unaudited pro forma earnings (loss) per share for the 12 months ended December 31, 1998 and the six months ended June 30, 1999, is presented assuming: (i) the accretion of the Series C and Series D convertible preferred stock is excluded, (ii) the automatic conversion of preferred stock into shares of the Company's common stock; and (iii) the issuance of 1,010,412 shares of the Company's common stock upon exchange of the subordinated exchangeable promissory notes, and the elimination of the additional interest expense to be recorded by the Company related to the discount on the exchange of the notes.

3. AFFILIATIONS AND ACQUISITIONS

   The Company acquires certain net assets of Affiliated Professional Entities and the entire operations of the SLCs. In addition, the Company acquires the right to provide services to Affiliated Professional Entities.

Affiliated Professional Entity         Effective Date     Location
------------------------------         --------------     --------
1998:
  Eyecare Midwest..................... July 1, 1998       Kansas City, MO
  Louisville Optical Centers.......... September 24, 1998 Louisville, KY
1997:
  Dominion Eye Associates (1)......... January 1997       Richmond, VA
  Hunkeler Vision Centers (1)......... March 1997         Kansas City, MO & KS
  American Eye Institute (1).......... May 1997           New Albany, IN
1996:
  Brodersen-Williams Eye Institute
   (1)................................ January 1996       Hammond, IN
  Deschamps Eye Care (1).............. January 1996       Merrillville, IN
  Walter I. Fried..................... January 1996       Gurnee, IL
  Kirk Eye Center (1)................. January 1996       River Forest, IL
  Northshore Eye Associates (1)....... January 1996       Chicago, IL
  Northwest Ophthalmology Associates.. January 1996       Arlington Heights, IL
  The Eye Center (1).................. November 1996      Florissant, MO
  Illinois Eye Specialists (1)........ November 1996      Granite City, IL

--------
(1)Affiliation includes SLC(s)

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   The acquisitions of nonmedical operating assets and liabilities have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible assets acquired and liabilities assumed based on the estimated fair values at the dates of acquisition. Simultaneous with each acquisition, the Company entered into an SA with each Affiliated Professional Entity. The following is an allocation of purchase price for the acquisitions completed during the years 1996, 1997 and 1998:

                                                       1996     1997     1998
Intangible assets acquired.......................... $ 13,519  $17,746  $ 6,920
Net assets acquired.................................    3,711     (570)     (15)
                                                     --------  -------  -------
    Total purchase price............................   17,230   17,176    6,905
Less--
  Fair value of stock issued........................  (10,620)  (5,290)  (3,256)
  Notes issued......................................   (6,500)  (9,664)     --
                                                     --------  -------  -------
    Cash purchase price............................. $    110  $ 2,222  $ 3,649
                                                     ========  =======  =======

   In January 1999, the Company acquired Midwest Uncuts, Inc., a wholesale optical laboratory with two manufacturing locations, from a related party. The transaction was accounted for by the purchase method of accounting and the results of operations are included in the consolidated financial statements since the date of acquisition. The consideration for the acquisition consisted of $5.4 million of cash and 250,000 shares of Series A convertible preferred stock issued at a value of $4.38 per share.

   In addition, in January 1999 the Company acquired the stock of, and entered into an SA with, an optometric practice located in St. Louis, Missouri.

4. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following as of December 31, 1997 and 1998:

                                                                1997     1998
   Equipment.................................................. $ 4,953  $ 8,792
   Equipment under capital lease obligations..................     993    1,039
   Computer software..........................................     492    1,006
   Furniture and fixtures.....................................     373      608
   Leasehold improvements.....................................   1,300    1,996
                                                               -------  -------
                                                                 8,111   13,441
   Less--Accumulated depreciation and amortization............  (1,619)  (3,548)
                                                               -------  -------
                                                               $ 6,492  $ 9,893
                                                               =======  =======

   Depreciation and amortization expense for property and equipment in 1996, 1997 and 1998 was approximately $531, $1,363 and $1,946, respectively. In addition, during 1997, the Company replaced its management software system and, as a result, recorded an expense for the write-off of the net book value of approximately $589, which is included in other expense on the accompanying consolidated statements of operations.

5. INTANGIBLE ASSETS

   Intangible assets consist of the following as of December 31, 1997 and 1998:

                                                  Amortization
                                                     Period     1997     1998
      SAs........................................  5-25 Years  $31,265  $38,185
        Less--Accumulated amortization...........               (1,138)  (2,525)
                                                               -------  -------
                                                               $30,127  $35,660
                                                               =======  =======

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   Amortization expense for intangible assets in 1996, 1997 and 1998 was approximately $275, $863 and $1,387, respectively. Effective January 1, 1998, the Company reduced the maximum useful life of the costs associated with affiliations under the SAs from 32 years to 25 years. This change was made to conform the Company's policy with that adopted by other healthcare services companies during 1998 and to better represent the useful lives of the SAs. The change in the estimated useful life was treated on a prospective basis and increased 1998 amortization expense by $250.

6. ACCRUED EXPENSES

   Accrued expenses consist of the following as of December 31, 1997 and 1998:

                                                                   1997   1998
      Accrued payroll and related................................ $1,640 $1,988
      Accrued interest...........................................    768    674
      Accrued other..............................................    403    635
                                                                  ------ ------
                                                                  $2,811 $3,297
                                                                  ====== ======

7. INCOME TAXES

   The provision for income tax expenses consists of the following for the years ended December 31, 1996, 1997 and 1998:

                                                                1996 1997  1998
      Current--
        Federal................................................ $--  $ 31 $  366
        State..................................................  --     4     61
                                                                ---- ---- ------
                                                                 --    35    427
                                                                ---- ---- ------
      Deferred--
        Federal................................................  --   151  1,062
        State..................................................  --    20    175
                                                                ---- ---- ------
                                                                 --   171  1,237
                                                                ---- ---- ------
                                                                $--  $206 $1,664
                                                                ==== ==== ======

   Prior to the Recapitalization discussed in Note 11, income for federal income tax purposes was recognized by the members of NovaMed Eyecare Management, LLC (NovaMed LLC) rather than the Company. Simultaneous with the Recapitalization, the Company became a taxable entity. During the period from the Recapitalization through December 31, 1996, the Company incurred a taxable net loss and, accordingly, no provision for income taxes was recorded. As of December 31, 1996, the Company recorded a valuation allowance equal to the benefit related to the net operating loss carryforward.

   The reasons for the differences between the income tax expense and the amounts calculated using the U.S. statutory rate of 34% were as follows:

                                                             1996 1997    1998
      Tax expense at U.S. statutory rate.................... $--  $ 106  $1,146
      Intangible asset amortization.........................  --    192     283
      State taxes, net......................................  --     49     235
      Reversal of valuation allowance related to operating
       loss carryforward....................................  --   (141)    --
                                                             ---- -----  ------
        Provision for income taxes.......................... $--  $ 206  $1,664
                                                             ==== =====  ======

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   Deferred tax assets (liabilities) are comprised of the following at December 31, 1997 and 1998:

                                                                1997    1998
      Current deferred tax assets (liabilities)
        Compensation accruals.................................. $ 231  $    98
        Receivable allowances..................................   110      220
        Other..................................................  (173)    (130)
                                                                -----  -------
                                                                  168      188
                                                                -----  -------
      Long-term deferred tax assets (liabilities)
        Depreciation and amortization..........................  (476)  (1,168)
        Disposal of property...................................   198      --
        Acquisitions...........................................  (143)    (335)
        Other..................................................  (208)    (199)
                                                                -----  -------
                                                                 (629)  (1,702)
                                                                -----  -------
                                                                $(461) $(1,514)
                                                                =====  =======

   The Company paid no amounts for income taxes in 1996 and 1997, and $594 during 1998.

8. LONG-TERM DEBT

   Long-term debt consists of the following as of December 31, 1997 and 1998:

                                                                1997     1998
      Subordinated exchangeable promissory notes.............. $15,600  $11,900
      Revolving line of credit................................     --     8,485
      Other...................................................     682      342
                                                               -------  -------
                                                                16,282   20,727
      Less: Current maturities of long-term debt..............    (444)    (300)
                                                               -------  -------
                                                               $15,838  $20,427
                                                               =======  =======

Subordinated Exchangeable Promissory Notes

   The Company issued subordinated exchangeable promissory notes (the Notes) in connection with the acquisition of certain net assets of Affiliated Professional Entities and certain SLCs, and the right to provide services to Affiliated Professional Entities. Each Note has a term of 15 years, with the entire principal balance payable at the end of such term and bears interest at a rate of 8.25% payable quarterly. The Notes originally contained certain redemption features which allowed holders to require the Company to redeem the face amount of the Notes, plus all accrued and unpaid interest, within a prescribed time frame at the second anniversary of the issuance of such Notes. The Company has renegotiated with the Note holders whereby the holders have extended their redemption rights. The holders can now redeem $3,100 in May 2000, $1,000 in June 2000, $1,550 in November 2000 and $5,400 in January 2001.
Each Note also contains the following features, which are triggered upon an initial public offering (IPO) of the Company or any affiliate (Public Company):
(a) 25% of $6,200 face amount notes and 90% of $4,100 face amount notes are automatically exchanged into common stock of Public Company at a 20% discount to the IPO price; and (b) the holder may elect to (i) exchange the remaining principal balance of the Note into common stock of Public Company at the 20% discount to the IPO price, (ii) require the Company to redeem the remaining principal balance of the Note, plus all accrued and unpaid interest, (iii) maintain the Note or (iv) select a combination of any or all of (i) through
(iii). The Company, 90 days after an IPO, may elect to redeem any outstanding balance plus accrued interest without penalty. Upon exchange of the Notes, the company will incur a non-recurring non-cash expense equal to the 20% discount to the IPO price. Such amount will be recorded as additional interest expense on the date of the IPO. The Notes contain provisions subordinating the holders' rights and priorities to the rights of any holders of senior debt.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   During 1996 and 1997, the Company issued Notes with aggregate principal amounts of $6,100 and $9,500 respectively, in connection with the practice affiliations and the acquisition of SLCs.

Revolving Credit Facility

   The Company has entered into a $20 million credit agreement (the Credit Facility) which provides for a revolving line of credit that expires in July 2000. Interest is payable at LIBOR, plus an applicable margin ranging from 1.5% to 2.0%, depending on the Company's leverage ratios (as defined), or at the prime rate minus .50%. As of December 31, 1998, the effective interest rate on the Credit Facility was 7.16%. In addition, again depending on the Company's leverage ratio, the Company must pay a commitment fee ranging from .25% to
 .375% for the unused portion during the revolving commitment period. The Credit Facility contains certain covenants, which include limitations on indebtedness, liens, capital expenditures and certain ratios, which define borrowing availability. In addition, the Company must maintain a minimum net worth (as defined in the agreement) of $40 million. As of December 31, 1998, the Company was in compliance (or has obtained waivers) with the covenants of the Credit Facility.

   In May 1999, the Company further amended its Credit Facility to increase the total commitment to $35 million.

Interest Expense

   The Company paid $20, $624 and $1,417 for interest and commitment fees during 1996, 1997 and 1998, respectively.

9. OPERATING LEASES

   The Company has commitments under long-term, non-terminable operating leases, principally for facility and office space. Lease terms generally cover one to ten years. Certain leases contain consecutive renewal options of five-year periods. At December 31, 1998, minimum annual rental commitments under operating leases with terms in excess of one year are as follows:

      1999............................................................. $ 3,666
      2000.............................................................   3,299
      2001.............................................................   1,915
      2002.............................................................   1,662
      2003 and thereafter..............................................   3,280
                                                                        -------
          Total minimum lease payments................................. $13,822
                                                                        =======

   Rent expense related to operating leases amounted to approximately $1,060, $2,911, and $3,627 during 1996, 1997 and 1998, respectively.

10. COMMITMENTS AND CONTINGENCIES

Litigation

   The Company is subject to various claims and legal actions that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

Professional Liability Risk

   The Company maintains third party professional liability insurance for its SLC and business activities and procures insurance for its Affiliated Professional Entities through a third-party insurer. Although the Company believes that this insurance is adequate as to the amounts at risk, there can be no assurance that any claim asserted against the Company will not exceed the coverage limits of such insurance.

Insurance

   The Company and the Affiliated Professional Entities are insured with respect to medical malpractice risks on a claims-made basis. Management is not aware of any claims against the Company or the Affiliated Professional Entities that might have a material impact on the Company's financial position or results of operations.

Purchase Commitment

   During October 1998, the Company entered into an agreement with a vendor to purchase approximately $3,400 in medical supplies over a term of 42 months. As of December 31, 1998, the Company had $3,100 remaining on that commitment.

11. STOCKHOLDERS' EQUITY

   NovaMed was incorporated in November 1996. In conjunction with a recapitalization on December 20, 1996 (the Recapitalization), NovaMed issued 11,584,000 shares of Series A convertible preferred stock, par value $.01 per share (Series A Stock), to replace previously granted 5,792 units of NovaMed LLC. In addition, the Company issued options to purchase 1,528,000 shares of Series A Stock in exchange for options to purchase 764 units of NovaMed LLC.

   Contemporaneous with the Recapitalization, NovaMed issued 400,000 shares of Series B convertible preferred stock, par value $.01 per share (Series B Stock), for $2.50 per share; 2,000,000 shares of Series C convertible preferred stock, par value $.01 per share (Series C Stock), for $3.00 per share; and warrants to purchase an aggregate of 684,932 shares of Series D convertible preferred stock, par value $.01 per share (Series D Stock), at $4.38 per share. The Series B Stock, Series C Stock and the warrants to acquire Series D Stock were issued under terms defined in a Securities Purchase Agreement (the Securities Agreement), which provided for certain covenants and restrictions including: (a) limitations on NovaMed's ability to issue additional shares excluding shares issued in connection with a practice affiliation or SLC acquisition and other prescribed exceptions; (b) subordination of Series A Stock and Series B Stock to Series C Stock and Series D Stock (the Senior Preferred Stock); (c) limitations on liens, guarantees and secured debt; and
(d) limitations on NovaMed's ability to enter into any practice affiliation or acquisition involving the issuance of shares in excess of 20% of NovaMed's value. In addition holders of the Senior Preferred Stock hold certain demand and piggyback registration rights. The Securities Agreement provided that certain investors were obligated to acquire, and NovaMed was obligated to issue, an additional 456,621 shares of Series D Stock at a price of $4.38 per share upon the attainment of a defined threshold of earnings before interest, taxes, depreciation and amortization (the Trigger Event). NovaMed attained the Trigger Event in 1997 and issued 456,621 shares of Series D Stock to the prescribed investors at $4.38 per share and issued an additional 1,180,001 shares of Series D Stock to certain other investors at $4.38 per share. In addition, holders of Senior Preferred Stock received certain registration rights in connection with the transaction. The holders of preferred stock have the right to vote on a share-for-share basis.

   In connection with the execution of the Securities Agreement, NovaMed amended its articles of incorporation (the Amendment) to provide that holders of at least two-thirds of the then outstanding Senior Preferred Stock may elect to redeem for cash up to 50% of their respective shares each year after April 2004, and April 2005, at the greater of a prescribed liquidation preference amount per share (the Carrying Value), or

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES
the fair value of such preferred stock as established by independent appraisers. The Amendment provides for a mandatory conversion of each share of convertible preferred stock to one share of common stock in the event NovaMed undertakes a qualifying IPO.

   Although the Company has not obtained an independent appraisal, it has estimated the potential future redemption value based upon various transactions with third parties and through comparison to comparable publicly traded companies. Accordingly, the Company has recorded an accretion of $739 to increase the carrying value of its Senior Preferred Stock as of December 31, 1998.

Series D Warrant Exercise

   In April 1998, certain investors exercised warrants for $3,011 to acquire an aggregate of 687,216 shares of Series D Stock issued under the Securities Agreement.

Treasury Stock

   On May 26, 1998, the Board of Directors authorized a repurchase of up to 1,200,000 shares of the Company's Series A convertible preferred stock. The Company purchased a total of 1,188,414 shares at an aggregate cost of $5,262. Throughout 1998, the Company reissued 798,987 shares of treasury stock in connection with practice affiliations.

12. EMPLOYEE BENEFIT PLANS

Employee Benefits and Compensation

   The Company maintains a voluntary savings plan (the Plan) for eligible employees under section 401(k) of the Internal Revenue Code whereby participants may contribute a percentage of up to 15% of their compensation. During 1997, the Plan was amended to provide for the Company to match 50% of the employee's contributions on the first 3% of salary contributed by each employee. The Company's matching contributions approximated $16, $70 and $136 for 1996, 1997 and 1998, respectively.

Stock Option Plans

   In August 1995, NovaMed LLC approved an employee stock option plan (the 1995
Plan) and reserved 1,000 limited liability company units for certain officers and key employees of NovaMed LLC. Under the terms of the 1995 Plan, options generally become exercisable over a three-year period with vesting beginning six months from the date of each grant and 1/36th of the total options granted become exercisable each month thereafter.

   In December 1996, the Company adopted the NovaMed Holdings Inc. Stock Incentive Plan (the 1996 Plan). Under the 1996 Plan, NovaMed authorized 1,528,000 shares of $.01 par value Series A Stock to replace unit options granted under the 1995 Plan. At such time, NovaMed also authorized 1,468,800 shares of its common stock, par value $.01 per share (Common Stock), to be reserved for future grants. Authorized options for common stock under the 1996 Plan are exercisable over a four-year period with vesting beginning six months from the date of each grant and 1/48th of the total options granted becoming exercisable each month thereafter. The option period for Common Stock options is 10 years from the date each option is granted. In March 1997, NovaMed amended the 1996 Plan and authorized options for an additional 1,000,000 shares of Common Stock and options for 55,000 shares of Series B Stock. In October 1998, NovaMed further amended the 1996 Plan and authorized options for an additional 1,200,000 shares of Common Stock. All current outstanding options are nonqualified stock options.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   The Company grants stock options to employees and nonemployee members of the Company's Board of Directors. Pursuant to Accounting Principles Board No. 25, the Company recognizes as compensation expense the difference between the exercise price and the fair market value of its common stock on the date of grant. Stock based compensation expense is deferred and recognized over the vesting period of the stock option. During the years ended December 31, 1996, 1997 and 1998, the Company did not recognize any stock based compensation expense. During the six months ended June 30, 1999, the Company recognized approximately $218 in stock based compensation expense. During July, 1999, the Company fully vested all options granted from February 1, 1999 through July 23, 1999, contingent on the completion of this offering. The Company has issued 1,075,800 options during this time period. Accordingly, the Company expects to record $1.6 million, net of tax, as compensation expense during the quarter in which this offering is completed related to those options which become fully vested on the date of the completion of this offering.

   In addition, the Company grants stock options to physicians employed by Affiliated Professional Entities. The physicians reimburse the Company in full for the compensation charge taken upon the granting of these options, which is equal to their estimated fair market value on the date of the grant as determined by the Black-Scholes option-pricing model.

   The following table summarizes the activity in the stock option plan:

                                                                        Weighted
                                                                        Average
                                                  Options    Price Per  Exercise
                                                Outstanding    Share     Price
      December 31, 1995........................    690,000   $   1.25    $1.25
        Granted................................    981,000  $1.25-$2.50  $1.35
        Exercised..............................        --       --         --
        Canceled...............................   (155,000)  $   1.25    $1.25
                                                 ---------
      December 31, 1996........................  1,516,000  $1.25-$2.50  $1.31
        Granted................................  1,932,500  $1.88-$4.38  $2.05
        Exercised..............................   (150,374) $1.25-$1.88  $1.26
        Canceled...............................   (234,626) $1.25-$2.50  $1.45
                                                 ---------
      December 31, 1997........................  3,063,500               $1.80
        Granted................................  1,061,000  $3.50-$6.00  $4.46
        Exercised..............................     (7,388) $1.25-$2.50  $1.93
        Canceled...............................   (114,112) $1.25-$3.85  $2.04
                                                 ---------
      December 31, 1998........................  4,003,000               $2.49
                                                 =========               =====

   The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                   Options
                                      Options Outstanding        Exercisable
                                   -------------------------- ------------------
     Exercise                                        Average            Average
   Price Range                               Average Exercise           Exercise
   -----------                      Shares    Life    Price    Shares    Price
   $1.25 to $3.00................. 2,924,000  7.74    $1.77   1,871,065  $1.61
   $3.01 to $6.00................. 1,079,000  9.48     4.46      81,519   3.73
                                   ---------  ----    -----   ---------  -----
                                   4,003,000  8.20    $2.49   1,952,584  $1.70
                                   =========  ====    =====   =========  =====

   The Company believes the exercise price of these stock options approximated or exceeded the fair value of the applicable class of stock at the date of grant based on the pricing of transactions involving the preferred stock as discussed in Note 11, and the Company's financial condition at the date of grant.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   The following summarizes the pro forma effect on net income (loss) if the fair values of stock based compensation had been recognized in the year presented as compensation expense on a straight-line basis over the vesting period of the grant:

                                                              1996    1997 1998
      Net income (loss) available to common stockholders.... $(1,099) $ 14 $578
                                                             =======  ==== ====
      Earnings (loss) per common share:
        Basic............................................... $   --   $--  $.04
                                                             =======  ==== ====
        Diluted............................................. $  (.10) $--  $.04
                                                             =======  ==== ====

   The fair value of these options was estimated using the minimum value method with the following assumptions:

                                                               1996  1997  1998
      Expected option life in years...........................   10    10    10
      Risk-free interest rate................................. 6.50% 6.06% 4.85%
      Dividend yield..........................................  --    --    --

13. OPERATING SEGMENTS

   During 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company manages its business segments by types of service provided. The Company's reportable segments are as follows:

     Management services. Management services include medical services provided to patients, the sale of optical products and research.

     Surgery and Laser Centers. Surgery and laser centers include the results of operations from owning, managing and operating surgery and laser centers.

     Product sales. Product sales include the Alliance optical products purchasing organization, and beginning in 1999, Midwest Uncuts, a wholesale optical laboratory and an optical products purchasing organization.

   The accounting policies of the various segments are the same as those described in the "Summary of Significant Accounting Policies" in Note 2, except for the management services segment. Management services revenue is reported to management using the net revenue of the Affiliated Professional Entities as the total revenue. The revenue for the management services segment on the accompanying Consolidated Statements of Operations is the net revenue of the Affiliated Professional Entities reduced by amounts retained by the Affiliated Professional Entities (See Note 2). Under either approach, the earnings before income taxes (EBT) are identical.

   The Company evaluates the performance of its segments based on EBT. Segment EBT includes all revenue and expenses directly attributable to the segment except amortization of intangible assets and excludes certain expenses that are managed outside the reportable segment. Items excluded from the segment EBT primarily consist of corporate expenses for salaries, wages and benefits, general and administrative, interest on debt, and amortization of intangible assets.

   The Company excludes intercompany transfers for management reporting purposes, as they have no effect on the EBT of the individual segments. Segment identifiable assets include accounts receivable, inventory, other current assets and long-lived assets of the segment. Corporate identifiable assets represent all other assets of the Company including cash and cash equivalents, corporate other current assets, and corporate long-lived assets, which include property and equipment, notes receivable, intangible assets, and other long-term assets. Capital expenditures for long-lived assets are not reported to management by segment and are excluded, as presenting such information is not practical.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                                    Surgery
                                      and
                         Management  Laser   Product
                          Services  Centers   Sales   Corporate  Eliminations  Total
                                              (in thousands)
Six months ended June
 30, 1999
  Net revenue...........  $30,092   $13,290  $7,146   $    --      $ (5,666)  $44,862
  EBT...................    2,940     5,102     746     (6,847)         --      1,941
  Depreciation and
   amortization.........      529       395      51      1,250          --      2,225
  Interest (income).....       (9)      --      (23)       (41)         --        (73)
  Interest expense......        2         1     --       1,127          --      1,130
  Identifiable assets...   13,555     7,927   4,172     45,959          --     71,613
                          =======   =======  ======   ========     ========   =======
Six months ended June
 30, 1998
  Net revenue...........  $18,947   $ 8,736  $3,418   $    --      $ (3,816)  $27,285
  EBT...................    2,208     3,066     228     (4,347)         --      1,155
  Depreciation and
   amortization.........      388       241       2        849          --      1,480
  Interest (income).....       (5)      --       (4)      (164)         --       (173)
  Interest expense......        9       --        1        691          --        701
  Identifiable assets...    8,832     5,295     908     40,973          --     56,008
                          =======   =======  ======   ========     ========   =======
1998--
  Net revenue...........  $46,285   $20,131  $7,545   $    --      $(10,232)  $63,729
  EBT...................    5,707     7,181     546    (10,064)         --      3,370
  Depreciation and
   amortization.........      874       563       5      1,891          --      3,333
  Interest (income).....      (14)      --      (11)      (248)         --       (273)
  Interest expense......       17         1       1      1,527          --      1,546
  Identifiable assets...   12,120     7,236   1,301     42,022          --     62,679
                          =======   =======  ======   ========     ========   =======
1997--
  Net revenue...........  $32,253   $14,484  $3,523   $    --      $ (7,852)  $42,408
  EBT...................    4,192     5,349     173     (9,403)         --        311
  Depreciation and
   amortization.........      587       386       9      1,244          --      2,226
  Interest (income).....      --        (12)     (4)      (306)         --       (322)
  Interest expense......      --         35       1      1,327          --      1,363
  Identifiable assets...    8,717     4,373     517     39,127          --     52,734
                          =======   =======  ======   ========     ========   =======
1996--
  Net revenue...........  $13,860   $ 5,303  $  221   $    --      $ (3,534)  $15,850
  EBT...................    2,516     2,179      14     (5,621)         --       (912)
  Depreciation and
   amortization.........      262        77       3        464          --        806
  Interest (income).....      --        --      --         (29)         --        (29)
  Interest expense......      --        --      --          87          --         87
  Identifiable assets...    4,191     2,081     125     21,297          --     27,694
                          =======   =======  ======   ========     ========   =======

   The Company has no revenues attributed to customers outside of the United States and no assets located in foreign countries.

                     NOVAMED EYECARE INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


14. RELATED-PARTY TRANSACTIONS

Facility Rent

   The Company leases facility space from various partnerships, which include affiliated providers as partners and trusts in which relatives of the affiliated providers are named beneficiaries. Rent expense on related-party operating leases amounted to approximately $816, $1,290 and $1,457 during 1996, 1997 and 1998, respectively.

Notes Receivable

   The Company holds notes receivable of $393 from physicians affiliated with the Company. The loans bear interest rates between 9.0-9.5%, are secured against future services, and are either payable upon demand of the Company or within two years of issuance.

   The Company presently holds a note receivable for a total of $400 from a physician affiliated with the Company related to the purchase of a minority interest in an SLC. The note bears interest at 6% and is payable annually. The principal is due in 2001. The note is included in note receivable from related party at December 31, 1997 and 1998, and was paid in full subsequent to March 31, 1999.

Other

   The Company purchased optical supplies such as spectacle frames and lenses from Midwest Uncuts, which was owned by individuals who are related to an officer of the Company. Total payments for purchases of optical supplies from Midwest Uncuts during 1996, 1997 and 1998 were approximately $520, $820, and $982, respectively. The Company purchased Midwest Uncuts in January 1999 (see
Note 3).

   The Company receives professional services from a firm that employs a director of the Company. Total payments for services received during 1996, 1997 and 1998 were approximately $543, $516 and $422, respectively.

15. MIGRATORY MERGER

   Effective May 28, 1999, the Company reincorporated in Delaware and changed its name to NovaMed Eyecare, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        , 1999

                     4,500,000 Shares of Common Stock


                              -------------------

                                   PROSPECTUS

                              -------------------

                          Donaldson, Lufkin & Jenrette

                               Hambrecht & Quist

                            William Blair & Company

                              ------------------

                                 DLJdirect Inc.
--------------------------------------------------------------------------------

Until              , 1999, all dealers selling shares of our common stock,
whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   See forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. Registrant will pay all of these expenses.

                                                                    Approximate
                                                                      Amount
      Securities and Exchange Commission registration fee.......... $   29,646*
      NASD filing fee..............................................     10,500
      Nasdaq National Market listing fee...........................     95,000*
      Accountants' fees and expenses...............................    175,000
      Legal fees and expenses......................................  1,200,000
      Transfer agent and registrar fees and expenses...............      3,500
      Printing and engraving expenses..............................    225,000
      Miscellaneous expenses.......................................     61,354
                                                                    ----------
          Total.................................................... $1,800,000
                                                                    ==========

--------
   * Actual amounts.

Item 14. Indemnification of Directors and Officers.

   The registrant's Restated Certificate of Incorporation provides that the registrant shall indemnify its directors to the full extent permitted by the General Corporation Law of the State of Delaware and may indemnify its officers and employees to such extent, except that the registrant shall not be obligated to indemnify any such person (1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (2) for any amounts paid in settlement of an action indemnified against by the registrant without the prior written consent of the registrant. Registrant has entered into indemnity agreements with each of its directors. These agreements may require the registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification.

   In addition, the registrant's Restated Certificate of Incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or
(4) for any transaction from which the director derives an improper personal benefit.

   Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

   The registrant has purchased a directors' and officers' liability insurance policy.

   Under the terms of the underwriting agreement, the Underwriters have agreed to indemnify, under certain conditions, the registrant, its directors, certain of its officers and persons who control the registrant within the meaning of the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

   The following information reflects our recent sales of unregistered securities:

     On or about August 6, 1996, we issued 240 membership units in NovaMed Eyecare Management, LLC to 20 investors consisting of individuals, joint tenants and partnerships for an aggregate offering price of $600,000.

     On or about November 1, 1996, we issued two subordinated exchangeable promissory notes having an aggregate face value of $3,700,000 to two affiliated eye care professionals in exchange for substantially all of the nonmedical assets of an eye care practice, and a 75% interest in an eye surgery and laser center.

     On or about November 26, 1996, we issued 100 shares of common stock to an individual investor for an aggregate offering price of $25.

     On or about November 27, 1996, we issued two subordinated exchangeable promissory notes having an aggregate face value of $2,000,000 to two affiliated eye care professionals in exchange for substantially all of the nonmedical assets of an eye care practice, and a 75% interest in an eye surgery and laser center.

     On or about December 20, 1996, in connection with our initial restructuring in which we formed a holding company to hold all of the ownership interests of our operating subsidiary, we issued 11,584,000 shares of Series A convertible preferred stock to all of the members of NovaMed Eyecare Management, LLC in exchange for 5,792 units of membership in NovaMed Eyecare Management, LLC in a tax-free reorganization.

     On or about December 20, 1996, we issued 400,000 shares of Series B convertible preferred stock to 19 investors consisting of individuals, joint tenants and a partnership in exchange for an aggregate offering price of $1,000,000.

     On or about December 20, 1996, we issued 2,000,000 shares of Series C convertible preferred stock and warrants to purchase 684,932 shares of Series D convertible preferred stock to four investors consisting of partnerships for an aggregate price of $6,010,000.

     On or about January 1, 1997, we issued one subordinated exchangeable promissory note having a face value of $5,400,000 to an affiliated eye care professional in exchange for all of the issued and outstanding shares of the owner of substantially all of the nonmedical assets relating to the operation of an eye care practice and of the owner and operator of an eye surgery and laser center.

     On or about March 3, 1997, we issued 2,280,174 shares of common stock to 11 affiliated eye care professionals and options to purchase 55,000 shares of Series B convertible preferred stock to two affiliated eye care professionals in exchange for all of the issued and outstanding capital stock of a corporation engaged in the management of an eye care practice and which owned 100% interests in two eye surgery and laser centers.

     On or about April 15, 1997, we issued 390,391 shares of common stock to an affiliated eye care professional in exchange for all of the provider's capital stock of a corporation engaged in the management of an eye care practice.

     On or about April 21, 1997, we issued 76,630 shares of common stock and warrants to purchase 3,378 shares of common stock to five investors consisting of partnerships, a trust and an individual in exchange for negotiation and valuation services rendered in connection with an affiliation with an eye care practice.

     On or about May 1, 1997, we issued one subordinated exchangeable promissory note to an affiliated eye care practice having a face value of $3,100,000 in exchange for substantially all of the nonmedical assets of an eye care practice.

     On or about June 1, 1997, we issued one subordinated exchangeable promissory note to an affiliated eye care provider having a face value of $1,000,000 in exchange for substantially all of the assets of an eye surgery and laser center.

     Over the period from July 31, 1997 through January 1, 1998, we issued 1,638,905 shares of Series D convertible preferred stock to 67 investors consisting of individuals, joint tenants, trusts, corporations and partnerships for an aggregate purchase price of $7,178,403.90.


     On or about March 25, 1998, an individual investor, consisting of a trust, exercised warrants to acquire 2,252 shares of common stock in exchange for $9,863.76.

     In April 1998, four investors, consisting of partnerships, exercised warrants to acquire 684,932 shares of Series D convertible preferred stock in exchange for $3,000,002.16.

     On or about May 26, 1998, one investor, consisting of a trust, exercised warrants to acquire 68,493 shares of Series D convertible preferred stock in exchange for $299,999.34.

     On or about July 25, 1998, we issued 550,987 shares of Series A convertible preferred stock to three affiliated eye care professionals in exchange for substantially all of the nonmedical assets of two eye care practices.

     On or about September 24, 1998, we issued 88,000 shares of Series A convertible preferred stock to four affiliated eye care professionals in exchange for all of the shares of the capital stock of an eye care practice, all of the non-medical assets of an optometric partnership and a 50% partnership interest in another optometric partnership.

     On or about November 30, 1999, we acquired from an affiliated eye care professional the remaining 25% of the membership interests of an eye surgery and laser center that we originally acquired on November 27, 1996, in exchange for 80,000 shares of Series A convertible preferred stock.

     On or about November 30, 1998, we acquired from two affiliated eye care providers the remaining 25% of the membership interests of an eye surgery and laser center that we originally acquired on November 1, 1996, in exchange for 80,000 shares of Series A convertible preferred stock.

     On or about January 1, 1999, we issued 250,000 shares of Series A convertible preferred stock to two individual investors in exchange for all of the shares of the capital stock of Midwest Uncuts, Inc.

     On or about January 15, 1999, we issued 20,000 shares of Series A convertible preferred stock to an affiliated eye care professional in exchange for the eye care professional's shares of the capital stock of an eye care practice.

     On July 16, 1999, we issued 75,000 shares of common stock to an affiliated professional entity in connection with the acquisition of our clinical research business.

   No underwriters were involved in any of the transactions described above. We issued all of the securities in the foregoing transactions in reliance upon the exemption from registration available under Section 4(2) of the Securities Act, including Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering and the transactions involved the issuance and sale of our securities to financially sophisticated entities or individuals who represented that they were aware of our activities and business and financial condition, and who took these securities for investment purposes and understood the ramifications of their actions. Each security holder represented that they acquired such securities for investment for their own account and not for distribution. All certificates representing the stock issued have a legend imprinted on them stating that the shares have not been registered under the Securities Act and cannot be transferred until properly registered under the Securities Act or an exemption applies.

   Between April 1996 and August 11, 1999 we issued options to purchase 591,000 shares of Series A convertible preferred stock, 55,000 shares of Series B convertible preferred stock and 4,038,650 shares of common stock at exercise prices ranging from $1.25 to $10.80 to employees, members of our board of directors and affiliated eye care professionals. No options were issued to affiliated eye care professionals after April 1999.

   Between April 1996 and August 11, 1999, an aggregate of 256,055 shares of Series A convertible preferred stock, and 103,707 shares of common stock were issued upon exercise of options under our stock option plan.

   No underwriters were involved in any of the transactions relating to options that are described above. We issued all of the securities in the foregoing transactions in reliance upon the exemption from registration available under
Section 4(2) of the Securities Act, including Rule 701 promulgated thereunder, as transactions by an issuer not involving any public offering and pursuant to a written compensatory benefit plan.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits.

     1+        Underwriting Agreement
     3.1+      Amended and Restated Certificate of Incorporation of the
               Registrant
     3.2+      Bylaws of the Registrant
     4.1+      Specimen stock certificate representing Common Stock
     4.2+      Registrant's Rights Agreement
     5+        Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent)
     10.1+     Registrant's 1996 Stock Incentive Plan, as amended
     10.2+     Registrant's Amended and Restated 1999 Stock Purchase Plan
     10.3+     Indemnification Agreement
     10.4+     Registration Rights Agreement
     10.5+     Subordinated Registration Rights Agreement
     10.6+     Employment Agreement
     10.7+*    Summit Technology, Inc. Agreement
     10.8+     Second Amendment and Consent to the Amended and Restated Credit
               Agreement
     10.9+*    Management Services Agreement (American Eye Institute, P.C.)
     10.10+*   Management Services Agreement (Dominion Eye Associates, P.C.)
     10.11+*   Management Services Agreement (The Eye Center, Inc.)
     10.12+*   Management Services Agreement (Hunkeler Eye Centers--Chicago,
               L.L.C.)
     10.13+*   Management Services Agreement (Hunkeler Eye Centers--Kansas
               City, L.L.C.)
     10.14+*   Management Services Agreement (Illinois Eye Specialists, Ltd.)
     10.15+    Registrant's 401(k) Plan
     21+       Subsidiaries of the Registrant
     23.1      Consent of Arthur Andersen LLP
     23.2+     Consent of Katten Muchin & Zavis (contained in its opinion filed as Exhibit 5 hereto)
     23.3+     Consent of Arent Fox Kintner Plotkin & Kahn, PLLC
     27+       Financial Data Schedule

--------
*Certain portions of this Exhibit have been omitted based upon a request for confidential treatment of this document; omitted portions have been separately filed with the Commission.
+Previously filed

   (b) Financial Statement Schedules.

                             NOVAMED EYECARE, INC.

                         RULE 12-09 VALUATION RESERVES

                                   (in 000's)

                                   Balance at  Charged to            Balance at
                                  beginning of costs and               end of
Description                          period     expenses  Deductions   period
-----------                       ------------ ---------- ---------- ----------
1996
  Allowance for contractual
   adjustments...................    $  --      $14,486    $(12,056)  $ 2,430
  Allowance for bad debts........       --          307        (216)       91
                                     ------     -------    --------   -------
                                     $  --      $14,793    $(12,272)  $ 2,521
                                     ======     =======    ========   =======
1997
  Allowance for contractual
   adjustments...................    $2,430     $29,243    $(25,614)  $ 6,059
  Allowance for bad debts........        91       1,170        (326)      935
                                     ------     -------    --------   -------
                                     $2,521     $30,413    $(25,940)  $ 6,994
                                     ======     =======    ========   =======
1998
  Allowance for contractual
   adjustments...................    $6,059     $39,746    $(36,559)  $ 9,246
  Allowance for bad debts........       935         901        (735)    1,101
                                     ------     -------    --------   -------
                                     $6,994     $40,647    $(37,294)  $10,347
                                     ======     =======    ========   =======

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes:

   (1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (3) For purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois on the 17th day of August, 1999.

                                          NovaMed Eyecare, Inc.

                                                  /s/ Stephen J. Winjum
                                          By: _________________________________
                                            Stephen J. Winjum
                                            Chairman, Chief Executive Officer
                                            and
                                            President

   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on August 17, 1999.

                 Signature                                     Title
                 ---------                                     -----


         /s/ Stephen J. Winjum              Chairman of the Board, Chief Executive
___________________________________________   Officer and President (Principal
             Stephen J. Winjum                Executive Officer)

         /s/ Ronald G. Eidell*              Executive Vice President and Chief
___________________________________________   Financial Officer (Principal Financial
             Ronald G. Eidell                 Officer)

         /s/ Martin A. Koehler*             Vice President Finance (Principal
___________________________________________   Accounting Officer)
             Martin A. Koehler

      /s/ John D. Hunkeler, M.D.*           Director
___________________________________________
          John D. Hunkeler, M.D.

          /s/ R. Judd Jessup*               Director
___________________________________________
              R. Judd Jessup

        /s/ Scott H. Kirk, M.D.*            Director
___________________________________________
            Scott H. Kirk, M.D.

       /s/ Steven V. Napolitano*            Director
___________________________________________
           Steven V. Napolitano

        /s/ James B. Tananbaum*             Director
___________________________________________
            James B. Tananbaum

         /s/ Peter C. Wendell*              Director
___________________________________________
             Peter C. Wendell

     /s/ Douglas P. Williams. M.D.*         Director
___________________________________________
         Douglas P. Williams, M.D.

       /s/ Stephen J. Winjum
*By: ________________________________
           Stephen J. Winjum
           Attorney-in-Fact